As filed with the Securities and Exchange Commission on May 23, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
Under The Securities Act of 1933

CRYSTAL DECISIONS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	77-0537234
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

895 Emerson Street

Palo Alto, CA 94301
(650) 838-7410
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Susan J. Wolfe, Esq.

Vice President, General Counsel and Secretary
895 Emerson Street
Palo Alto, CA 94301
(650) 838-7410
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Larry W. Sonsini, Esq. John V. Roos, Esq. John T. Sheridan, Esq. Julia Reigel, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	John L. Savva, Esq. Steven B. Stokdyk, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303-3308 (650) 461-5600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

       If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), please check the following box. ☐

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be	Proposed Maximum Aggregate
Registered	Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value	$172,500,000	$13,956

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
PRINCIPAL AND SELLING STOCKHOLDERS
OUR RELATIONSHIPS AND ARRANGEMENTS WITH NEW SAC, SEAGATE TECHNOLOGY, OUR OFFICERS AND OUR DIRECTORS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
EXHIBIT 3.1.1
EXHIBIT 3.2.1
EXHIBIT 10.5.1
EXHIBIT 10.11.2
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 21.1
EXHIBIT 23.1

Subject to Completion. Dated May 23, 2003

Shares

Common Stock

       This is an initial public offering of shares of common stock of Crystal Decisions, Inc. Crystal Decisions is offering           of the shares to be sold in the offering. New SAC, a selling stockholder which owns a substantial majority of the common stock, is offering an additional           shares. Crystal Decisions will not receive any of the proceeds from the sales of the shares being sold by New SAC.

       Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $          and $          . Application has been made for the quotation of the common stock on the Nasdaq National Market under the symbol “CRSX”.

       See “Risk Factors” on page 7 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Crystal Decisions	$	$
Proceeds, before expenses, to New SAC	$	$

       To the extent that the underwriters sell more than                      shares of the common stock, the underwriters have the option to purchase up to an additional            shares from New SAC at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on                     , 2003.

Goldman, Sachs & Co.

Morgan Stanley

Citigroup

Thomas Weisel Partners LLC

Prospectus dated                     , 2003.

Description of inside Front cover:
Screen shots of Crystal Decisions' products.

PROSPECTUS SUMMARY

       You should read the following summary, together with the more detailed information regarding our company, especially the “Risk Factors” section, and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus, before deciding to invest in shares of our common stock.

Crystal Decisions, Inc.

       We are a leading global provider of business intelligence software and services that enable the effective use and management of information within and among organizations. We develop, market and support products that allow organizations of all sizes to access data from disparate systems, create useful, interactive information from that data through analysis and reporting and reliably deliver that information to the users that need it. Our products are designed to meet the needs of a wide range of end users, from non-technical users to sophisticated analysts and application developers. In addition, our products can be used to deliver reports to customers and suppliers of the organizations that use our products. Our products can serve as an information infrastructure that empowers users to extract more value from data that has already been captured by existing information technology systems in order to improve decision-making, lower overall information technology costs and enhance competitiveness.

       Organizations have spent billions of dollars implementing software systems to efficiently capture, organize, store and protect data that measures their performance including sales, expenses, inventory management and employee data. However, these software systems were not primarily designed to facilitate easy access, viewing, manipulation and broad dissemination of data. As a result, there is a basic need to access, analyze, understand and deliver information more effectively within and among organizations. A broad category of software known as business intelligence has been developed to help organizations address this need. In 2002, IDC estimated that the market for business intelligence software would be $4.7 billion in 2003, expanding to an estimated $7.5 billion by 2006.

       Organizations have typically deployed business intelligence products that are custom developed or purchased as stand-alone products in a specific department or for an individual project. This approach has resulted in a proliferation of products and systems that are often not integrated with each other or existing enterprise systems and, as a result, only provide a fragmented view of the overall business. In addition, many business intelligence products are designed primarily for sophisticated analytical users and are difficult for the non-technical user to master.

       Our business is driven by a primary guiding principle: to help organizations bring together their people and information to improve decision-making and performance. Our products focus first on solving the most common business intelligence need, information reporting and delivery. We have designed our products to serve as a core reporting and analysis infrastructure for organizations’ data systems and applications without requiring extensive re-engineering or creation of additional systems that may not work with existing applications, platforms and databases.

       Our products include tools for data access, report design and integration, as well as analytics, application templates and the infrastructure needed to manage and deliver the organizations’ data effectively. Crystal Reports allows for query, report design, application development and report publishing functions. Crystal Analysis includes functions for user ad hoc analysis, analytic reporting, analytic application development and online analytical processing for multi-dimensional data. Crystal Enterprise is our infrastructure product that integrates our other products and fosters efficient management and delivery of report information. Crystal Applications are templates providing reports, user interface components and data models to support common processes, such as performance management, sales force management, e-commerce and billing analyses. We derive a substantial majority of our revenues from licenses and services related to our Crystal Enterprise and Crystal Reports products.

       Our products are used by organizations of all sizes across almost all segments of the economy. As of March 28, 2003, we had delivered more than 14 million product licenses and had registered users in more than 170 countries. As a result, we have a diverse customer base that includes software developers, approximately 350 independent software vendors and numerous well established companies, such as Aetna Life Insurance Company, Automatic Data Processing, Inc., Citigroup Inc., The Coca-Cola Company, J.P. Morgan Chase Bank, Kraft Foods, Inc. and Northrop Grumman Corporation.

       Our goal is to become the leading global provider of business intelligence software and services through a focus on information reporting, analysis and delivery. To achieve this goal, we are pursuing the following strategies:

       •     continuing to enhance our technology leadership position;

       •     increasing sales through our broad multi-channel distribution model;

       •     leveraging our strategic relationships;

•	capitalizing on our broad installed base of products to drive wider enterprise adoption; and

       •     enhancing our international sales and language support.

       For the fiscal year ended June 28, 2002, we had total revenues of $217.2 million and net income of $13.0 million. For the nine months ended March 28, 2003, we had total revenues of $209.3 million and net income of $23.5 million. As of March 28, 2003, we had retained earnings of $30.0 million.

Corporate Information

       In 1984, Crystal Computer Services incorporated and began providing software and services. Crystal Computer Services was acquired by Seagate Software Holdings, Inc. in 1994. Seagate Software Holdings was a subsidiary of Seagate Technology, Inc., or Old Seagate, throughout these transactions. In June 1999, Seagate Software Holdings sold the shares of certain of its subsidiaries and the assets of its network storage and management group business to VERITAS Software Corporation for approximately 128 million shares of VERITAS’ common stock. In November 1999, Seagate Software Holdings contributed to us the stock of its subsidiaries and a substantial majority of its assets, other than the shares of VERITAS common stock. We are the successor to Seagate Software Holdings’ business intelligence software business.

       In a series of transactions that took place in November 2000, New SAC purchased the operating business of Old Seagate, including the business intelligence software business that we now operate. New SAC was formed for the purpose of completing these transactions and its principal stockholders include affiliates of Silver Lake Partners, Texas Pacific Group, August Capital, J.P. Morgan Partners, LLC, investment partnerships of which the general partner, managing general partner or investment manager is affiliated with Goldman, Sachs & Co. and the former officers and employees of Old Seagate. Old Seagate’s disc drive business was continued by Seagate Technology, of which New SAC is the majority shareholder, and other direct and indirect subsidiaries of New SAC acquired Old Seagate’s removable tape storage, investment and other businesses. The November 2000 transaction is described more fully under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Change in Control of Crystal Decisions”.

       As part of the November 2000 transaction, Seagate Software (Cayman) Holdings acquired 37,500,500 shares, or 99.7%, of our common stock outstanding on that date under the terms of a stock purchase agreement with Old Seagate and Seagate Software Holdings. Seagate Software (Cayman) Holdings was a wholly owned subsidiary of New SAC. Prior to this offering, Seagate Software (Cayman) Holdings will merge with and into one of our wholly owned subsidiaries and New SAC will become the direct holder of 37,500,500 shares of our common stock.

       After the completion of this offering, New SAC will own approximately        % of our outstanding common stock. In the November 2000 transaction, New SAC purchased all of the operating assets of Old Seagate, including 99.7% of our outstanding common stock at such time, for cash and borrowings of $1.84 billion, including transaction costs of $25 million. Based on the purchase price accounting for the November 2000 transaction, $41.5 million was allocated to the shares of our common stock on November 22, 2000, for an implicit allocated per share purchase price of $1.11. The purchase price and the implicit allocated per share purchase price does not include a subsequent $9.1 million reduction in the allocated purchase price on June 28, 2002, resulting from the release of a tax valuation allowance pushed down to our financial statements from New SAC. At the assumed initial public offering price of $                    per share, the aggregate value of the shares of our common stock held by New SAC prior to the offering would be approximately $                    .

       We changed our name to Crystal Decisions, Inc. in March 2001. Our principal executive offices are located at 895 Emerson Street, Palo Alto, California 94301. Our telephone number is (650) 838-7410. You can access our web site at www.crystaldecisions.com. Information contained on our web site is not a part of this prospectus. In this prospectus, references to “Crystal Decisions”, “Crystal”, “we”, “us” and “our” refer to Crystal Decisions, Inc., a Delaware corporation.

       We currently have several registered trademarks or applications pending for registration, including Crystal Decisions, Crystal Enterprise, Crystal Reports and Crystal Analysis. Our unregistered trademarks include our logo, Crystal Applications and Crystal Care. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by Crystal Decisions	shares

Common stock offered by the selling stockholder, New SAC	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	General corporate purposes, including working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. We will not receive any proceeds from the sale of shares of our common stock by New SAC in this offering.

Proposed Nasdaq National Market symbol	CRSX

       The number of shares of common stock to be outstanding after this offering is based on 38,012,579 shares outstanding as of March 28, 2003 and excludes:

•	8,739,582 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $9.02 per share as of March 28, 2003;

•	options to purchase 296,149 shares of common stock granted at a per share exercise price of $16.00 in May 2003 and options to purchase 125,000 shares of our common stock that will be granted at the closing of this offering at the then current fair market value; and

•	a total of 4,301,306 shares of common stock available for future issuance under our various stock plans, excluding the annual increases in the number of shares authorized under each of our stock plans beginning July 3, 2004. See “Executive Compensation — Incentive Plans” for a description of how these annual increases are determined.

       Unless otherwise noted, this prospectus:

•	gives effect to a one for two reverse split of our common stock to be completed prior to this offering; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of our common stock from New SAC in this offering.

Summary Financial Data

(in thousands, except per share data)

       The following table sets forth a summary of our financial data for the periods presented. This summary financial data should be read together with “Selected Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes contained elsewhere in this prospectus.

	Fiscal Years Ended(1)					Nine Months Ended

	July 3,	July 2,	June 30,	June 29,	June 28,	March 29,	March 28,
	1998(2)	1999(2)(3)	2000(2)(3)	2001(3)(4)	2002(4)	2002	2003

						(unaudited)
Statement of Operations Data:
Total revenues	$116,429	$142,565	$126,909	$167,722	$217,170	$155,796	$209,266
Gross profit	79,710	92,008	81,459	117,172	160,722	115,012	163,469
Total operating expenses	84,703	190,965	357,696	130,109	145,786	105,469	130,999
Income (loss) from operations	(4,993)	(98,957)	(276,237)	(12,937)	14,936	9,543	32,470
Net income (loss)	$(13,259)	$(96,375)	$(221,162)	$(11,469)	$12,955	$9,084	$23,546
Basic net income (loss) per share	$(0.35)	$(2.57)	$(5.90)	$(0.30)	$0.34	$0.24	$0.62
Diluted net income (loss) per share	$(0.35)	$(2.57)	$(5.90)	$(0.30)	$0.34	$0.24	$0.59
Basic weighted average shares outstanding	37,501	37,501	37,501	37,627	37,800	37,759	37,975
Diluted weighted average shares outstanding	37,501	37,501	37,501	37,627	38,403	37,990	39,798

(1)	We report our financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Fiscal year 1998 was 53 weeks. All other fiscal years were 52 weeks.

(2)	Fiscal 1998, fiscal 1999 and fiscal 2000 are presented as if we existed as a separate entity during those periods.

(3)	The net losses included unusual items of $86.7 million in fiscal 1999, $242.6 million in fiscal 2000 and $1.9 million in fiscal 2001. The unusual item in fiscal 1999 related to an exchange of shares between Old Seagate and some of our former employees in June 1999. The net losses included restructuring charges of $1.3 million in fiscal 2000 and $573,000 in fiscal 2001. These unusual items and restructuring charges are described in more detail in the notes to our financial statements and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations”.

(4)	On November 22, 2000, we became a majority owned subsidiary of New SAC. The purchase price under this transaction was allocated to our assets and liabilities based on their relative fair values on that date.

	As of March 28, 2003

	Actual	As Adjusted

		(unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$91,658	$
Restricted Cash	2,009
Working capital	40,044
Total assets	184,908
Long-term liabilities	2,842
Total stockholders’ equity	65,599

       The balance sheet data as of March 28, 2003 above is set forth:

•	on an actual basis; and

•	on an as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

       Any investment in our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations may suffer significantly. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We experience quarterly fluctuations in our results of operations due to a number of factors, including changes in demand for our products and changes in the mix of our revenues, and the unpredictability of our quarterly results may cause our stock price to decline.

       Our revenues have been and in the future may continue to be subject to significant quarterly fluctuations as a result of a number of factors including:

•	the size and timing of orders from and delivery of products to major customers;

•	the mix of products and services of, and the amount of customization required for, our customer orders, which may delay the timing of our recognition of revenues;

•	delay in customer purchasing decisions due to anticipated product upgrades or new products;

•	smaller than anticipated increases in revenues from the introduction of new products;

•	general weakening of the economy resulting in a decrease in the overall demand for computer software and services;

•	effect of competitors on our market, including Microsoft Corporation’s recent announcement that it intends to release a competing reporting product;

•	seasonal factors, potentially resulting in slower sales in our first and third fiscal quarters; and

•	disruption and delay of business due to man-made or natural disasters, including health concerns such as Severe Acute Respiratory Syndrome, or SARS.

       In addition, our expenses have been and, in the future, may continue to be subject to significant quarterly fluctuations as a result of a number of factors including:

•	the impact of changes in foreign exchange rates on our expenses and the cost of our products;

•	the degree of utilization of our consulting personnel and third party consulting services;

•	the timing and amount of our capital expenditures;

•	the cost of improving or maintaining our systems;

•	the use of outside professional services, such as for internal improvement initiatives, litigation and expansion into new foreign markets;

•	timing of product development and new product initiatives;

•	accruals for any litigation settlement amounts; and

•	the timing of recruiting and relocation costs, especially those for senior officers.

       Fluctuations in our revenues and expenses may cause our quarterly results to be unpredictable, which may cause our stock price to decline.

We cannot assure you that we will sustain or increase our profitability. If we fail to do so, our stock price may decline.

       While we achieved profitability in fiscal 2002, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis. We incurred net losses of $221.2 million for fiscal 2000 and net losses of $11.5 million for fiscal 2001. However, we achieved net income of $13.0 million for fiscal 2002 and net income of $23.5 million for the nine months ended March 28, 2003. We expect our operating expenses to increase as our business grows and we anticipate that we will continue to make investments in our business. Therefore, our results of operations will be harmed if our revenues do not increase at a rate equal to or greater than increases in our expenses or are insufficient for us to sustain profitability. If we do not remain profitable, our stock price may decline.

Our sales forecasts are only estimates and if we overestimate revenues, we may be unable to reduce our expenses to avoid or minimize a negative impact on our quarterly results of operations.

       Our revenues, particularly our licensing revenues which represent a majority of our revenues, are difficult to forecast and are likely to fluctuate significantly from quarter to quarter. While analysis of anticipated sales trends provides us with guidance in business planning and budgeting, our estimates may not correlate with actual revenues in a particular quarter or over a longer period of time. Variations in the rate and timing of conversion of our sales prospects into actual licensing revenues could cause us to plan or budget inaccurately and those variations could adversely affect our financial results. In particular, delays, reductions in amount or cancellation of customers’ purchases would adversely affect the overall level and timing of our revenues, and our business, results of operations and financial condition could be harmed.

       In addition, because our costs are relatively fixed in the short term, we may be unable to reduce our expenses to avoid or minimize the negative impact on our quarterly results of operations if anticipated revenues are not realized. As a result, our quarterly results of operations could be worse than anticipated, which could adversely affect our stock price.

We have a long sales cycle for large-scale deployments of our products which could make it difficult for us to plan our expenses and forecast our revenues.

       Although we are not currently dependent on large-scale deployments of our products for a substantial portion of our revenues, we expect large-scale deployments to increase in number in the future. To date, potential customers who are contemplating significant deployments of our products have typically invested substantial time, money and other resources and involved many people in the decision to license our software products. As a result, we may experience a six to 12 month delay between the first contact with a potential customer and the placement of an order while the potential customer completes a product evaluation and seeks internal approval for the purchase. During this long sales cycle, events may occur that could affect the size, timing or completion of the order. For example, the potential customer’s budget and purchasing priorities may change, the economy may experience a further downturn or new competing technology may enter the marketplace. We may lose significant sales or experience reduced sales as the result of our long sales cycle, which would reduce our revenues.

We use our distributors and other resellers to market and distribute our products and, if we fail to maintain and expand these sales channels, our ability to maintain and increase our revenues could be harmed.

       Sales to a small number of distributors and other resellers generate a significant amount of our revenues. Our indirect sales accounted for 40% of our total revenues in fiscal 2000, 37% of our total revenues in fiscal 2001, 33% of our total revenues in fiscal 2002 and 33% of our total revenues in the nine months ended March 28, 2003. Our sales to Ingram Micro, Inc., a distributor, accounted for 20% of our total revenues in fiscal 2000, 16% of our total revenues in fiscal 2001, 10% of our total revenues in fiscal 2002 and less than 10% of our total revenues in the nine months ended March 28, 2003. If Ingram Micro or our other distributors were to materially reduce their purchases from us, our business, financial condition and results of operations would suffer unless we substantially increase sales to other distributors or other resellers or through other sales channels.

       Our distributors and other resellers decide whether to include our products among those that they sell and generally carry and sell product lines that are competitive with ours. Because distributors and other resellers are generally not required to make a specified level of purchases from us, we cannot be sure that they will prioritize selling our products. Thus, our relationships with these distributors and other resellers depend upon our continued cooperation. We rely on our distributors and other resellers to sell our products, report the results of these sales to us and to provide services to certain of the end user customers of our products. If the distributors and other resellers do not sell our products, report sales accurately and in a timely manner and adequately service those end user customers, our revenues and the adoption rates of our products could be harmed.

Substantially all of our revenues are derived from two of our products and a decline in sales for those products could substantially harm our business.

       We derive substantially all of our revenues from our Crystal Reports and Crystal Enterprise products and related services. Revenues from these product lines account for, and are expected to continue to account for, a substantial portion of our revenues for the foreseeable future. We may not be able to replace revenues from these products and services if they were to decline. Accordingly, our future results of operations will depend on maintaining and increasing customer purchases of these products and services and maintaining or increasing the average selling prices of these products.

We face significant exposure to foreign exchange rate fluctuations and if we were to experience a substantial fluctuation, our results of operations may be harmed.

       Because we have substantial research and development and sales facilities in Canada and England, we pay a substantial portion of our expenses in the Canadian dollar and the British pound but receive a substantial majority of our revenues in U.S. dollars. Even a relatively minor change in exchange rates could have a material impact on our expenses and results of operations. For example, we had foreign exchange gains of $36,000 in the three months ended March 29, 2002 and foreign exchange losses of $801,000 in the three months ended March 28, 2003. For the nine months ended March 28, 2003, a 10% increase in the exchange rate of the Canadian dollar relative to the U.S. dollar would have increased our revenues by less than 1% but would have increased our expenses by approximately 4.3%. We recently implemented a partial hedging strategy for these exposures. Although we recently began hedging, we cannot be certain that our efforts to minimize this risk will be effective. We anticipate that we will also experience substantial foreign exchange expense in the quarter ending June 27, 2003 and potentially in future quarters due to the strengthening of the Canadian dollar relative to the U.S. dollar.

We may have difficulties providing and managing the increased technical performance and support requirements for large-scale deployments which could cause a decline in or delay in recognition of our revenues and an increase of our expenses.

       Large, enterprise-wide deployments of our products require greater technical stability, performance and support than we have typically had to provide in the past. We may have difficulty managing the timeliness of these deployments and our internal allocation of personnel and resources. Any difficulty could cause us to lose existing customers, face potential customer disputes or limit the number of new customers who purchase our products, which could cause a decline in or delay in recognition of revenues or rate of growth, and could cause us to increase our research and development and technical support costs, either of which could impact our profitability.

If our products are not compatible with various operating systems, we may not be able to sell products to potential customers.

       Our products are used in combination with various operating systems. Our future success depends on our ability to continue to support widely-used operating systems. Our applications run primarily on the Microsoft operating systems. Therefore, our ability to increase sales currently depends on the continued acceptance of Microsoft’s operating system products. In addition, we have increased our product development efforts for the Unix platform. We also expect to develop additional versions of our products for HP-UX, Linux and other non-Microsoft-based operating systems. If we are unable to develop and market products that support non-Microsoft platforms on a timely and cost-effective basis, our sales will decrease and our results of operations will be harmed.

We have strategic relationships with Microsoft and SAP AG which, if terminated, would harm our revenues and operating results.

       We have strategic relationships with Microsoft and SAP that enable us to bundle our products with those of Microsoft and SAP, and we are also developing certain utilities and products to be a part of Microsoft’s and SAP’s products. We have limited control, if any, as to whether these companies will devote adequate resources to promoting and selling our products. If either Microsoft or SAP reduces its efforts on our behalf or discontinues its relationship with us and instead develops a relationship with one of our competitors or designs its own competing business intelligence software, our business may be harmed.

We will not be able to maintain our sales growth if we do not attract, retain and motivate qualified sales personnel.

       We depend on our direct sales force for a majority of our sales and have made significant expenditures in recent years to expand our sales force. Our future success will depend in part upon the expansion and productivity of our sales personnel. We continue to experience voluntary and involuntary attrition in our direct sales force and need to hire replacements. As a result, our ability to continue to attract, integrate, train, motivate and retain new sales personnel will also affect our success. We face intense competition for sales personnel in the software industry, and we cannot be sure that we will be successful in hiring and retaining these personnel in accordance with our plans. We cannot assure you that sales force turnover will not be significant in the future. Even if we hire and train a sufficient number of sales personnel, we cannot be sure that we will generate enough additional revenues to exceed the cost of the new personnel.

Undetected product errors or defects could result in the loss of revenues, delayed market acceptance of our products or claims against us.

       Software products as complex as those we offer frequently contain undetected errors, defects, failures or viruses especially when first introduced or when new versions or enhancements are released or are configured to individual customer systems. Despite product testing, our products, or third party products that we incorporate into ours, may contain undetected errors, defects or viruses that could:

•	require us to make extensive changes to our products which could increase our research and development expenses;

•	expose us to claims for damages;

•	require us to incur additional technical support costs;

•	cause a negative customer reaction that could reduce future sales;

•	generate negative publicity regarding us and our products; or

•	result in customers’ delaying their purchase until the errors or defects have been remedied.

       Any of these occurrences could have a material adverse effect upon our business, results of operations or financial condition.

Risks Related to Our Industry and Competition

If the market in which we sell business intelligence software does not grow as we anticipate, our revenues may not grow.

       Our market is still emerging, and our success depends upon its growth. Our potential customers may:

•	not fully value the benefits of using business intelligence products;

•	not achieve favorable results using business intelligence products;

•	experience technical difficulty in implementing business intelligence products; or

•	use alternative methods to solve the problems addressed by business intelligence software.

These factors may cause the market for business intelligence software not to grow as quickly or become as large as we anticipate, which may reduce the growth of our revenues.

If we do not compete effectively with companies selling business intelligence products, our results of operations may suffer.

       We have experienced, and expect to continue to experience, intense competition from a number of business intelligence software companies. We compete principally with vendors of integrated query, reporting, analysis and information delivery software such as Actuate Corporation, Brio Software, Inc., Business Objects SA, Cognos Incorporated, Hummingbird Ltd., Information Builders, Inc. and MicroStrategy Incorporated. Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry standards. Increased competition may cause price reductions and reduce gross margins and loss of market share, any of which could have a material adverse effect on our business, results of operations and financial condition.

       Additionally, we face competition from many companies with whom we have strategic relationships, including Baan Company N.V., Hyperion Solutions Corporation, International Business Machines Corporation, Lawson Software, Inc., Microsoft, PeopleSoft, Inc. and SAP, all of whom offer business intelligence products that compete with ours. For example, in February 2003, Microsoft announced that it intends to extend its SQL Server business intelligence platform to include reporting capabilities which may compete with both our Crystal Reports and Crystal Enterprise products. Microsoft has announced that it anticipates releasing a beta test version of this software in the first half of calendar 2003. These companies could bundle their business intelligence software with their other products at little or no cost, giving them a potential competitive advantage over us. Some of the companies that bundle our products with theirs could elect not to do so in the future, which could have a material adverse effect on our business, results of operations and financial condition. These other companies could also invest additional resources in existing products or develop and market additional business intelligence products that compete directly with ours, which could harm our business, results of operations and financial condition.

Mergers of or other strategic transactions by our competitors could weaken our competitive position or reduce our revenues.

       If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future distributors, resellers, original equipment manufacturers or other parties with whom we have relationships, thereby limiting our ability to sell through these channels and reducing promotion of our products. Disruptions in our business caused by these events could reduce our revenues.

Because some of our competitors have significantly greater financial, technical, sales and marketing resources than we have and pre-existing relationships with many of our potential customers, we might not be able to sustain profitability or gain additional market share.

       Some of our competitors have significantly greater financial, technical, sales and marketing resources and greater name recognition than we do. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion, sale and support of their products. In addition, some of our competitors may be more successful than we are in attracting and retaining customers. This competition could harm our ability to sell products and services, which may lead to lower prices for our products, reduced revenues and reduced gross margins.

If the current economic slowdown continues and our customers reduce, delay or cancel purchases of our products and services, our results of operations will be harmed.

       We cannot predict what impact the current economic slowdown will have on the business intelligence software market or our business, but it may result in fewer purchases of licenses of our software, extended sales cycles, downward pricing pressures or lengthening of payment terms. Our customers may also discontinue their annual renewals of our maintenance and technical support services due to shrinking budgets. If our customers reduce, delay or cancel purchases of our products and services, our results of operations will be harmed.

Technological advances and evolving industry standards could adversely impact our future product sales.

       The markets for our products are characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent new product introductions and enhancements. The emergence of new industry standards in related fields may adversely affect the demand for our products. This could happen, for example, if new standards and technologies emerged that were incompatible with customer deployments of our applications. We cannot assure you that we will succeed in developing and marketing product enhancements or new products that respond to technological change, new industry standards, changed customer requirements or competitive products on a timely and cost-effective basis. Additionally, even if we are able to develop new products and product enhancements, we cannot assure you that they will achieve market acceptance.

Due to the length of our product development cycle, we may fail to react rapidly to market forces which would hinder our ability to meet market demands.

       Business intelligence software is inherently complex, and it generally takes a long time to develop and test major new products and product enhancements. Our future success will depend on our ability to design, develop, test and support new software products and enhancements on a timely and cost-effective basis. If we are unable to identify a shift in market demand quickly enough, we may not be able to develop products to meet the new demand in a timely manner, or at all. Our failure to respond successfully to changing market conditions could have a negative effect on our business, results of operations and financial condition.

Risks Related to Our Intellectual Property

If we fail to protect our intellectual property rights, our customers or competitors might be able to use our technologies to develop their own products, which could weaken our competitive position or reduce our revenues.

       Our success is heavily dependent on our proprietary technology, primarily software. It is difficult to protect and enforce our intellectual property rights and protect third parties from infringing on our products for a number of reasons, including:

•	applicable laws and our contracts and procedures provide only limited protection to our intellectual property rights;

•	third parties may develop similar technology independently;

•	policing unauthorized copying or use of our products is difficult and expensive;

•	software piracy is a persistent problem in the software industry and for us;

•	our patents may be challenged, invalidated or circumvented, and, therefore, the rights granted under these patents might not provide us with competitive advantages; and

•	our shrink-wrap licenses may be unenforceable under the laws of certain jurisdictions.

       In addition, the laws of many countries do not protect our proprietary rights to as great an extent as those of the United States. We believe that effective protection of intellectual property rights is unavailable or limited in certain foreign countries, creating an increased risk of potential loss of proprietary information due to piracy and misappropriation. For example, we recently began to conduct business in the People’s Republic of China and intend to outsource some of our operations to India where we believe there is an increased risk that we may not be able to enforce our contractual and intellectual property rights. If we fail to protect our intellectual property rights, our business may be harmed.

Our results of operations would suffer if we were subject to a protracted infringement claim or one that results in a significant damage award.

       In the future, third parties may claim that our current or future products infringe their rights. Our competitors or other third parties may challenge the validity or scope of our patents, copyrights and trademarks. We believe that software product developers will be increasingly subject to claims of infringement as the functionality of products in our market overlaps. A claim may also be made relating to technology that we acquired from our predecessors or third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve;

•	absorb significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	cause us to cease selling our products;

•	require us to indemnify our customers, distributors, original equipment manufacturers or other resellers; or

•	require us to expend additional development resources to redesign our products.

       We may also be required to indemnify customers, distributors, original equipment manufacturers and other resellers for third-party products that are incorporated in our products and that infringe the intellectual property rights of others. Although many of these third parties are obligated to indemnify us if their products infringe the rights of others, the indemnification may not be adequate.

       In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use a limited amount of open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Any of this litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to change our products.

The inability to obtain third-party licenses required to develop our products could require us to obtain substitute technology of inferior quality or performance standards or at a greater cost, which could harm our business, financial condition and results of operations.

       We license certain technologies from third parties to be used in our products, generally on a nonexclusive basis. For example, we have obtained rights from third parties that allow us to market software tool kits that are designed specifically to assist our products to be compatible with products made by the third parties. If these agreements are terminated or are not renewed, then we may lose the right to distribute the tool kits or otherwise use them. In addition, the termination of third party licenses or the failure of third party licensors adequately to maintain or update their products could delay our ability to deliver some of our products while we seek to implement alternative technology. Alternative technology may be of inferior quality or performance standards or may not be available on commercially reasonable terms or at all. If we are unable to obtain necessary or desirable third party technology licenses, our business, results of operations and financial condition could be harmed.

Other Risks Related to Our Business

We are in the process of implementing an enterprise resource planning system, which may result in a short-term increase in our operating expenses and capital expenditures, particularly if the implementation takes longer than we expect.

       In May 2002, we began to implement a global enterprise resource planning system in North America and the Asia Pacific region. The implementation of an enterprise resource planning system is a complex and labor-intensive process that requires the investment of a substantial amount of time, money and other resources. We have experienced significant difficulties in this implementation. The implementation process to date has involved greater than anticipated expenditures of technical, financial and management resources. While we initially anticipated that the remaining regional implementation would be completed by the end of fiscal 2003, we now believe that implementation may not be completed until the end of calendar 2003. Further difficulties may delay completion of the implementation even longer. We also anticipate that we will need to expend greater time, money and resources than we originally expected. If we continue to experience further difficulties in the implementation, this could:

•	result in significant and unexpected increases in our operating expenses;

•	complicate and prolong our internal data gathering and analysis processes;

•	require us to restructure or develop our internal processes to adapt to the new system;

•	result in extended work hours for our employees and the temporary use of outside resources, with a resulting increase in expenses, to resolve any software configuration issues or to process transactions manually until issues are resolved;

•	result in the loss of management focus as attention paid to implementation is diverted from other issues; and

•	cause disruption of our operations if the transition to the new enterprise resource planning system creates new or unexpected difficulties or if this system does not perform as expected.

Our ability to operate our business successfully as it grows may be harmed if we are unable to improve our internal systems, processes and controls.

       In order to operate our business successfully as it grows, we need to improve our internal systems, processes and controls. In order to achieve this, we are increasingly relying on technical systems such as sales prospects management systems, technical support systems, scheduling systems and order entry systems. If we have difficulty providing and managing our internal systems, processes and controls, these difficulties could disrupt existing customer relationships, causing us to lose customers, limit us to smaller deployments of our products or increase our technical support costs.

We derive a material portion of our revenues from customers outside of the United States, and our failure to address the difficulties associated with marketing, selling and supporting our products outside the United States could cause our sales to decline.

       We have significant international operations including development facilities, sales personnel and customer support operations. Our primary product development facilities are located in Vancouver, Canada and Ipswich, England. We derived 29% of our total revenues in fiscal 2000, 26% in fiscal 2001, 26% in fiscal 2002 and 27% in the nine months ended March 28, 2003 from sales outside of North America. Our international operations are subject to certain inherent risks including:

•	exchange rate fluctuations and the impact on pricing of our products and our expenses;

•	increases in tariffs, duties, price controls, restrictions on foreign currencies or trade barriers imposed by foreign countries such as import and export restrictions;

•	technical difficulties associated with product localization;

•	lack of experience in certain geographic markets;

•	longer payment cycles for sales in certain foreign countries;

•	seasonal reductions in business activity in the summer months in Europe and certain other countries;

•	the significant presence of some of our competitors in some international markets;

•	potentially adverse tax consequences;

•	management, staffing, legal and other costs of operating an enterprise spread over various countries;

•	political instability in the countries where we are doing business; and

•	fears concerning SARS or other travel or health risks that may adversely affect our ability to sell our products and services in any country in which the business sales culture encourages face-to-face interactions.

These factors could have an adverse effect on our business, results of operations and financial condition.

       In addition, we intend to continue to invest resources to expand our sales and support operations into strategic international locations such as the People’s Republic of China. If the revenues generated by these operations are not adequate to offset the expense of establishing these foreign operations, our business, results of operations and financial condition could be materially harmed.

The loss of key personnel, failure to integrate replacement personnel or any inability to attract and retain additional personnel could affect our ability to grow our business successfully.

       Our future performance depends to a significant degree upon the continued service of the key members of our management as well as our marketing, sales and product development personnel. We do not maintain key man insurance on any of our officers or key employees. We do not have employment agreements with any of our officers or key employees that require them to continue to provide services to us or prevent them from joining our competitors. Additionally, replacement of any officer or key employee is subject to the inherent risk of integration. For example, in October 2002, we announced the appointment of Jonathan J. Judge as our president and chief executive officer. The loss of one or more of our key personnel and the uncertainty created by turnover of our key personnel could have a material adverse effect on our business, results of operations and financial condition.

       We have sought to control our expenses in part by locating our facilities in lower cost communities with large populations of highly skilled workers, such as Vancouver, Canada. We cannot be certain that we will be able to continue to recruit employees with the desired skills from these communities and retain them at a lower cost than we would incur elsewhere.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value or have an adverse effect on our results of operations.

       We intend to expand our business primarily through internal growth, but from time to time we may consider strategic acquisitions. Any future acquisition could involve numerous risks including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating the operations and products of the acquired business;

•	unanticipated expenses related to technology integration;

•	limited market experience in new software segments;

•	exposure to unknown liabilities, including litigation against the companies we may acquire;

•	additional costs due to differences in culture, geographic locations and duplication of key talent; and

•	potential loss of key employees or customers of the acquired company.

       If we make acquisitions in the future, acquisition related accounting charges may impact our balance sheet and results of operations. We may not be successful in addressing these risks or any other problems encountered in connection with any acquisitions.

We may be obligated to indemnify our customers if they are subject to third party claims and any indemnification obligation could hurt our results of operations and harm our reputation.

       Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. Existing or future United States federal or state laws, foreign laws or unfavorable judicial decisions may make these provisions ineffective. Because our products are used with enterprise software systems and databases, our liability could be substantial if we receive an unfavorable judgment. In addition, our insurance against product liability may not be adequate to cover a potential claim.

We are a party to litigation, including an action commenced by Vedatech Corporation in the United Kingdom, and in the event of an adverse judgment against us in any litigation, we may have to pay damages, which could adversely affect our financial position and results of operations.

       In November 1997, Vedatech commenced an action in the Chancery Division of the High Court of Justice in the United Kingdom against Crystal Decisions (UK) Limited, our wholly owned subsidiary. The liability phase of the trial was completed in March 2002, and we prevailed on all claims except for a quantum meruit claim. The court ordered the parties to mediate the amount of that claim and we came to a mediated settlement with Vedatech in August 2002. The mediated settlement was not material to our operations and contained no continuing obligations. In September 2002, however, we received notice that Vedatech is seeking to set aside the settlement. In April 2003, we filed an action in the High Court of Justice seeking a declaration that the mediated settlement agreement is valid and binding. Although we believe that Vedatech’s basis for seeking to set aside our mediated settlement is meritless, the outcome cannot be determined at this time. If our mediated settlement were to be set aside, a negative outcome could adversely affect our business, results of operations and financial condition.

       In addition to the foregoing, we are subject to other litigation in the ordinary course of our business. While we believe that the ultimate outcome of these matters will not have a material adverse effect on us, the outcome of these matters is not determinable and negative outcomes may adversely affect our business, results of operations and financial condition.

Risks Related to our Relationship with New SAC and Seagate Technology

If we are compelled to pay any indemnity claims by VERITAS, our business may be significantly harmed.

       In a series of transactions that took place in November 2000, New SAC purchased the operating business of Old Seagate, including the business intelligence software business that we now operate. In a concurrent transaction, Old Seagate and Seagate Software Holdings, our former parent, were sold to VERITAS.

       In connection with these transactions, New SAC and certain of its affiliates, including us, agreed to indemnify VERITAS, Old Seagate and some of their affiliates for substantially all liabilities arising in connection with our operating assets. Although we have agreed with Seagate Technology and several of its affiliates on a methodology to allocate liability, our liability, like Seagate Technology’s, is not capped. As a result, we continue to face possible liability for actions, events or circumstances arising or occurring both before and after the November 2000 transactions. Some areas of potential liability include:

•	tax liabilities;

•	obligations under federal, state and foreign pension and retirement benefit laws; and

•	existing and future litigation.

       In the event that our indemnity obligations are triggered, we could experience a material adverse effect on our business and financial condition.

Our directors may have conflicts of interest because of their ownership of capital stock of, and their board membership or employment with, New SAC and its other affiliates.

       Many of our directors own interests in our majority stockholder, New SAC, and some of them hold shares and options to purchase the capital stock of Seagate Technology. Ownership of New SAC or Seagate Technology could create, or appear to create, potential conflicts of interest when our directors are faced with decisions that could have different implications for us and for New SAC or its other affiliates.

       Some of our directors also serve on the boards of directors of New SAC, Certance Holdings, a removable tape storage company and an affiliate of New SAC, and Seagate Technology. Several of our directors also serve as officers of those entities, as well as other affiliates of New SAC. We expect that some of our directors will continue to spend a substantial portion of their time on the affairs of New SAC and Seagate Technology, for which those entities may pay our directors director fees or other compensation. In view of these overlapping relationships, conflicts of interest may exist or arise with respect to existing and future business dealings, including the relative commitment of time and energy by our directors to us and New SAC and Seagate Technology, potential acquisitions of businesses or properties and other business opportunities, the issuance of additional capital stock, the election of new or additional directors or the payment of dividends by us. We cannot assure you that any conflicts of interest will be resolved in our favor.

Because New SAC controls our board of directors and will own % of our outstanding stock following this offering, your ability to influence corporate matters will be greatly limited.

       After the closing of this offering, we expect New SAC to own approximately           % of our outstanding common stock. In addition, the shareholders of New SAC are parties to a shareholders agreement governing the ownership of New SAC’s stock, and the shareholders of New SAC, New SAC and we are parties to a stockholders agreement governing their ownership of our stock. These arrangements result in New SAC and the New SAC shareholders acting together with respect to matters submitted to our stockholders and, among other things, give New SAC, Silver Lake Partners and Texas Pacific Group the right to appoint four of our nine directors and the right to nominate an additional four directors through their membership on our nominating and corporate governance committee. Through its influence on our board of directors and as a majority stockholder, New SAC has the ability to determine the direction of our business, our operating budget, whether to pursue possible acquisitions, whether to pursue a sale of our company and other matters, including all matters submitted to our stockholders. New SAC and the shareholders of New SAC may continue to retain control of a majority of our common stock for the foreseeable future and may decide not to enter into a transaction in which you would receive consideration for your common shares that is much higher than the cost to you or the then-current market price of those shares. In addition, New SAC and New SAC’s shareholders could elect to sell a controlling interest in us and you may not have a right to participate in the sale. Any decision regarding their ownership of us that New SAC and its shareholders may make at some future time will be in their absolute discretion.

Because New SAC is and will continue to be our majority stockholder, you may not receive some of the perceived corporate governance benefits of our status as a company whose stock is quoted on the Nasdaq National Market.

       We have applied to have our shares quoted on the Nasdaq National Market when this offering occurs. Unlike other companies whose stock is quoted on the Nasdaq National Market, if a majority of a company’s outstanding common stock is held by one stockholder, that majority-owned company is required to comply with only some of the corporate governance rules. For example, although we will be required to have an audit committee comprised of independent members, we will not be required to have a majority of independent directors. Because we will only be required to comply with a limited number of the Nasdaq National Market’s corporate governance rules, you may not receive the perceived benefits of our status as a company whose stock is quoted on the Nasdaq National Market.

Risks Related to this Offering

Our stock could be subject to substantial market price and volume fluctuations due to a number of factors, many of which will be beyond our control, that may prevent our stockholders from reselling our common stock at a profit.

       The securities markets have experienced significant market price and volume fluctuations in the past and the market prices of the securities of technology companies have been especially volatile. This volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our results of operations, business performance or financial condition. The market price of our stock also might decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In addition, our results of operations could be below the expectations of public market analysts and investors and, in response, the market price of our common stock could decrease significantly. Investors may be unable to resell their shares of our common stock at or above the offering price.

We have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively.

       Our management could spend the proceeds from this offering in ways with which our stockholders may not agree or that do not yield a favorable return. We plan to use the proceeds from this offering for working capital, general corporate purposes and capital expenditures. We may also use the proceeds for future strategic acquisitions but do not have any acquisitions planned or negotiated. Until we need to use the proceeds of this offering, we plan to invest the net proceeds in investment grade, interest-bearing securities, which may not yield a favorable rate of return.

The provisions of our charter documents may deter potential acquisition bids that our stockholders may believe are desirable, and the market price of our common stock may be lower as a result.

       Upon completion of this offering, our board of directors will have the authority to issue up to 10,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. The issuance of preferred stock may result in the loss of voting control to other stockholders. We have no current plans to issue any shares of preferred stock.

       Our charter documents contain protective provisions including:

•	the elimination of the right of stockholders to act by written consent;

•	the elimination of the right of stockholders to call a special meeting of stockholders; and

•	a requirement of advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

       These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction, even if the acquisition or change in control transaction would benefit our stockholders. These provisions could also have the effect of discouraging others from making tender offers for our common stock. As a result, these provisions may prevent the market price of our common stock from increasing substantially in response to takeover attempts. These provisions may also prevent changes in our management.

Delaware law may deter potential acquisition bids which may adversely affect the market price of our common stock, discourage merger offers and prevent changes in our management.

       Upon completion of this offering, we will be subject to the antitakeover provisions of the Delaware General Corporation Law, which regulate corporate acquisitions. Delaware law will prevent us from engaging under certain circumstances in a business combination with any interested stockholder for three years following the date that the interested stockholder became an interested stockholder unless our board of directors or a supermajority of our uninterested stockholders approve. For purposes of Delaware law, a business combination includes a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Delaware law defines an interested stockholder as any holder beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by the holder. Under Delaware law, a corporation may opt out of these antitakeover provisions. We do not intend to opt out of the antitakeover provisions of Delaware law.

As a new investor, you will experience immediate and substantial dilution.

       If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $          per share in net tangible book value based on our book value as of March 28, 2003. Assuming the exercise in full of all outstanding options, as adjusted net tangible book value at March 28, 2003 would be $          per share, representing an immediate increase in the net tangible book value of $          per share to our existing stockholders and an immediate decrease in the net tangible book value of $          per share to purchasers of our common stock in this offering.

There has been no prior market for our common stock, and a public market may not develop or be sustained.

       Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering, and the market price might fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which our common stock will trade upon completion of this offering. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future market performance.

The substantial number of shares that will be eligible for sale in the near future could cause our stock price to fall.

       Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. If our existing stockholders sell, or are perceived to be prepared to sell, a substantial number of shares of our common stock in the public market following this offering, the market price of our common stock could fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional shares of stock.

       After this offering, we will have outstanding            shares of common stock. This includes            shares that we and New SAC are selling in the offering, which may be resold immediately in the public market. The remaining            shares will become eligible for resale in the public market as shown in the table below.

Number of shares/% of total
outstanding shares after the offering	Date of availability for resale into public market
/ %	180 days after the date of this prospectus due to an agreement these stockholders have with us or the underwriters. However, the underwriters have agreed to permit certain stockholders and optionees to sell up to 750 shares of our common stock per person, or an aggregate of shares, after 90 days following the date of this prospectus. In addition, the underwriters can further waive the lock-up restriction and allow stockholders and optionees to sell additional shares at any time. of these shares will be subject to sales volume limitations under the federal securities laws.

       After the offering, New SAC and New SAC’s stockholders will have rights, subject to specified conditions, to require us to file registration statements covering our shares owned by them or to include shares owned by them in registration statements that we may file. Although New SAC entered into an agreement with us that would limit the distribution of our shares held by New SAC for an additional 18 months after this offering, the agreement permits a distribution with the consent of Stephen J. Luczo and representatives of Silver Lake Partners and Texas Pacific Group. As a result, the remaining shares held by New SAC may be available for sale in the public market during the 18 months after this offering.

FORWARD-LOOKING STATEMENTS

       This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors”. These factors may cause our actual results to differ materially from any forward-looking statement.

       Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

USE OF PROCEEDS

       We estimate that the net proceeds from the sale of            shares of common stock by us in this offering will be approximately $          based on an assumed initial public offering price of $          per share and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our shares by New SAC in this offering or if the underwriters exercise their option to purchase additional shares from New SAC.

       The principal purposes of this offering are to create a public market for our common stock and attract and retain qualified employees by providing them with equity incentives. We anticipate that we will use the proceeds of this offering for general corporate purposes, including working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. The amounts that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future growth in revenues, if any, and the amount of cash we generate from operations. In addition, we may use a portion of the net proceeds for further development of our product lines through acquisitions of products, technologies and businesses. However, we currently have no acquisitions planned or negotiated. Pending these uses, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

DIVIDEND POLICY

       We have never declared or paid any dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Subject to limited exceptions, we are restricted in our ability to pay dividends by the covenants contained in our revolving loan agreement with Comerica Bank – California. We are permitted to repurchase stock and/or pay cash dividends in an aggregate amount not to exceed $2.0 million during the term of the agreement, provided that we are not in default under the agreement and that a default would not occur immediately after payment of the dividend.

CAPITALIZATION

       The following table sets forth our capitalization as of March 28, 2003. Our capitalization is presented:

•	on an actual basis;

•	on an as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses payable by us.

	As of March 28, 2003

	Actual	As Adjusted

	(in thousands, except
	share data)
Stockholders’ equity:
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, none issued or outstanding, as adjusted	$—		$—
Common stock, $0.001 par value, 150,000,000 shares authorized, 38,012,579 shares issued and outstanding, actual; 350,000,000 shares authorized, shares issued and outstanding, as adjusted	76
Additional paid-in capital	35,503
Retained earnings	29,984
Accumulated other comprehensive income	36

Total stockholders’ equity	65,599

Total capitalization	$65,599	$

       In addition to the            shares of common stock to be outstanding after the offering, we may issue additional shares of common stock including:

•	8,739,582 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $9.02 per share as of March 28, 2003;

•	options to purchase 296,149 shares of common stock granted at a per share exercise price of $16.00 in May 2003 and options to purchase 125,000 shares of our common stock that will be granted at the closing of this offering at the then current fair market value;

•	a total of 4,301,306 shares of common stock available for future issuance under our various stock plans, excluding the annual increases in the number of shares authorized under each of our stock plans beginning July 3, 2004. See “Executive Compensation — Incentive Plans” for a description of how these annual increases are determined; and

•	options to purchase 53,225 shares of our common stock at a weighted average exercise price per share of $8.00 will become fully vested and exercisable at the time the registration statement we have filed in connection with this offering is declared effective by the Securities and Exchange Commission. We expect to record a non-cash dividend upon vesting of these options when our offering occurs, because the options were granted to employees of Old Seagate.

       You should read this table together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes beginning on page F-1.

DILUTION

       Our net tangible book value as of March 28, 2003 was approximately $65.6 million, or approximately $1.73 per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the            shares of common stock offered by us at an assumed initial public offering price of $           per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of March 28, 2003 would have been approximately $           million, or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 28, 2003	$1.73
Increase per share attributable to new investors

Net tangible book value per share after this offering

Dilution per share to new investors		$

       The following table summarizes after giving effect to the offering, based on an assumed initial public offering price of $           per share, as of March 28, 2003, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid. At the time of the November 2000 transaction, the shareholders of New SAC paid total cash and borrowings of $1.84 billion, including $916 million in cash for their shares of New SAC. Based on the purchase price accounting for the November 2000 transaction, $41.5 million was allocated to the shares of our common stock. This allocation corresponds to a purchase price of approximately $1.11 per share of our common stock on November 22, 2000. The allocated purchase price of $41.5 million and the implicit purchase price per share of $1.11 does not include a subsequent $9.1 million reduction in the allocated purchase price on June 28, 2002 resulting from the release of a tax valuation allowance pushed down to our financial statements from New SAC.

	Shares Purchased		Total Consideration		Average
Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	38,012,579	%	$	%
New investors

Total		%		%

       The foregoing discussion and tables are based upon the number of shares issued and outstanding on March 28, 2003 and assume no exercise of options outstanding as of March 28, 2003. As of that date, there were 8,739,582 shares of our common stock issuable upon exercise of options outstanding at a weighted average exercise price of $9.02 per share. Assuming the exercise in full of all the outstanding options, as adjusted net tangible book value at March 28, 2003 would be $          per share, representing an immediate increase in the net tangible book value of $          per share to our existing stockholders and an immediate decrease in the net tangible book value of $          per share to purchasers of our common shares in this offering.

SELECTED FINANCIAL DATA

       The selected financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. We have derived the statement of operations data for the fiscal years ended June 30, 2000, June 29, 2001 and June 28, 2002 and the nine months ended March 28, 2003 and the balance sheet data as of June 29, 2001, June 28, 2002 and March 28, 2003 from the audited financial statements included elsewhere in this prospectus. The statement of operations data for the fiscal years ended July 3, 1998 and July 2, 1999 and the balance sheet data as of July 3, 1998, July 2, 1999 and June 30, 2000 were derived from the audited financial statements that are not included in this prospectus. The statement of operations data for the nine months ended March 29, 2002 were derived from the unaudited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for future periods and interim results are not necessarily indicative of results for entire fiscal years.

	Fiscal Years Ended					Nine Months Ended

	July 3,	July 2,	June 30,	June 29,	June 28,	March 29,	March 28,
	1998	1999	2000	2001	2002	2002	2003

						(unaudited)

	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Licensing	$81,246	$92,013	$74,182	$107,028	$140,009	$100,508	$135,062
Maintenance, support and services	35,183	50,552	52,727	60,694	77,161	55,288	74,204

Total revenues	116,429	142,565	126,909	167,722	217,170	155,796	209,266
Cost of revenues:
Licensing	3,249	4,243	4,096	5,740	5,230	4,012	4,627
Maintenance, support and services	27,342	37,069	41,156	41,760	46,140	32,963	41,170
Amortization of developed technologies	6,128	4,545	198	3,050	5,078	3,809	—
Write-off of developed technologies	—	4,700	—	—	—	—	—

Total cost of revenues	36,719	50,557	45,450	50,550	56,448	40,784	45,797

Gross profit	79,710	92,008	81,459	117,172	160,722	115,012	163,469
Operating expenses:
Sales and marketing	51,354	65,488	65,752	73,888	94,449	68,470	80,408
Research and development	16,606	23,657	27,377	29,236	30,515	21,689	29,858
General and administrative	13,578	10,334	17,659	15,465	18,464	13,542	20,733
Amortization of goodwill and other intangible assets	3,165	4,772	3,038	2,023	2,358	1,768	—
Write-off of in-process research and development	—	—	—	7,073	—	—	—
Unusual items	—	86,714	242,569	1,851	—	—	—
Restructuring costs	—	—	1,301	573	—	—	—

Total operating expenses	84,703	190,965	357,696	130,109	145,786	105,469	130,999

Income (loss) from operations	(4,993)	(98,957)	(276,237)	(12,937)	14,936	9,543	32,470
Interest and other income (expense), net	534	56	20	2,651	1,319	1,204	186

Income (loss) before income taxes	(4,459)	(98,901)	(276,217)	(10,286)	16,255	10,747	32,656

Provision for (benefit from) income taxes	8,800	(2,526)	(55,055)	1,183	3,300	1,663	9,110

Net income (loss)	$(13,259)	$(96,375)	$(221,162)	$(11,469)	$12,955	$9,084	23,546

Basic net income (loss) per share	$(0.35)	$(2.57)	$(5.90)	$(0.30)	$0.34	$0.24	$0.62

Diluted net income (loss) per share	$(0.35)	$(2.57)	$(5.90)	$(0.30)	$0.34	$0.24	$0.59

Weighted average number of shares used in basic net income (loss) per share	37,501	37,501	37,501	37,627	37,800	37,759	37,975
Weighted average number of shares used in diluted net income (loss) per share	37,501	37,501	37,501	37,627	38,403	37,990	39,798

	As of

	July 3,	July 2,	June 30,	June 29,	June 28,	March 28,
	1998	1999	2000	2001	2002	2003

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$10,223	$7,419	$3,621	$34,379	$71,451	$91,658
Restricted cash	—	—	—	—	—	2,009
Working capital (deficit)	(4,732)	(11,163)	8,860	10,750	26,426	40,044
Total assets	63,568	79,820	72,545	105,126	136,846	184,908
Long-term liabilities	—	459	381	3,600	2,575	2,842
Total stockholders’ equity	16,641	2,883	23,113	35,609	41,452	65,599

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following information should be read together with the audited consolidated and combined financial statements and the notes thereto and other information included elsewhere in this prospectus.

Overview

   General

       We are a leading global provider of business intelligence software and services that enable the effective use and management of information within and among organizations. Our revenues are derived primarily from licensing fees for software products and, to a lesser extent, fees for services relating to these products, including maintenance, technical support, training and consulting. We sell our software products through two channels: directly to end user customers through our sales force and indirectly through resellers, systems integrators and distributors, including independent software vendors. Original equipment manufacturers, which are independent software vendors and hardware vendors, generally integrate our products with theirs or resell them with their products. Our other indirect vendors resell our software products to end user customers.

       We operate and report financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 2000 ended on June 30, 2000, fiscal 2001 ended on June 29, 2001 and fiscal 2002 ended on June 28, 2002. Fiscal 2003 will end on June 27, 2003 and will be comprised of 52 weeks. Fiscal 2000, 2001 and 2002 were each comprised of 52 weeks. The nine month periods ended March 29, 2002 and March 28, 2003 were each comprised of 39 weeks.

   Sources of Revenues

       Licensing revenues. We generate licensing revenues from the sale of licenses to use our software products. We price our products on a per user, processor or concurrent user basis. We generally do not sell licenses for our products on a time or subscription basis.

       We currently operate with virtually no order backlog because our software products are typically delivered shortly after orders are received. Licensing revenues in any quarter are substantially dependent on orders booked and delivered in that quarter. Historically, we have recognized a substantial portion of our revenues in the last month of a quarter. As we sell more large-scale deployments of our products, orders may become larger and the impact of the longer sales cycle of these deployments may make our revenues harder to predict.

       Maintenance, support and services revenues. Our maintenance revenues are derived from selling rights to existing customers to receive product upgrades, when and if we make them available. Our maintenance agreements generally have a term of one year. Customers may renew their maintenance agreements for additional consecutive periods.

       Our technical support revenues are derived from fees charged to customers for post-sales efforts. We sell technical support services under several different programs generally on a 12-month incremental basis, on a fee for use, fixed price or a per incident basis.

       Our professional services organization generates revenues for training and consulting to plan and execute the deployment of our products and accelerate end user adoption. In addition, we provide training to our customers’ employees to enhance their ability to utilize fully the features and functionality of the product purchased. We provide training and consulting services related to the use of our products and receive project- or time-based fees as a result.

     Costs of Revenues

       Our cost of licensing revenues consists primarily of materials, product packaging, distribution costs, related fulfillment personnel and third-party royalties. Our cost of maintenance, support and services revenues consists primarily of personnel and related overhead costs for technical support, training, consulting and the cost of materials delivered with product upgrades and enhancements. Prior to the end of fiscal 2002, our total cost of revenues also included the amortization of the fair value of developed technologies on our balance sheet that arose as the result of certain transactions described further under “Change in Control of Crystal Decisions” and “Other Significant Transactions Impacting Our Financial Reporting”.

     Operating Expenses

       Sales and marketing expenses include salaries, benefits, commissions and bonuses earned by sales and marketing personnel, advertising, product promotional campaigns, promotional materials, travel, facilities and other overhead costs. Research and development expenses are expensed as incurred and consist primarily of personnel and related costs associated with development of new products, the enhancement and localization of existing products, quality assurance and testing, as well as facilities and other overhead costs. General and administrative expenses consist primarily of personnel costs for finance, legal and human resources, as well as other administrative costs.

       In May 2003, we agreed to pledge $1.0 million to the Community Foundation of Silicon Valley. We also agreed to match employee contributions to the Community Foundation of Silicon Valley up to 1% of our income before interest, taxes and amortization for the prior fiscal year. The maximum amount of our matching contribution in fiscal 2003 would be approximately $220,000.

     Foreign Exchange

       We conduct the majority of our business and collect the majority of our revenues in U.S. dollars, which is the currency in which we report our financial results. We also earn approximately 20% of our revenues in currencies other than the U.S. dollar including the Euro, the British pound and the Canadian dollar. Our total revenues are affected by changes in these foreign exchange rates relative to the U.S. dollar.

       We incur a significant portion of our expenses in Canadian dollars. Our total expenses fluctuate according to the changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. With the exception of our Canadian dollar expenses, the impact of fluctuations in foreign exchange rates on our net operating income is nominal as our foreign denominated expenses are substantially offset by our foreign denominated revenues. For the nine months ended March 28, 2003, a 10% increase in the exchange rate for the Canadian dollar would have increased our revenues by less than 1% but would have increased our expenses by approximately 4.3%. We recently implemented a partial hedging strategy for these exposures. We anticipate that we will also experience substantial foreign exchange expense in the quarter ending June 27, 2003 and potentially for future quarters due to the strengthening of the Canadian dollar relative to the U.S. dollar.

Critical Accounting Policies and Estimates

       Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States and form the basis for the following discussion and analysis of critical accounting policies and estimates. We make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, we evaluate our estimates and assumptions including those related to the recognition of revenues, allowance for doubtful accounts, contingent liabilities and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. These estimates form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates.

       The following critical accounting policies reflect the more significant estimates and assumptions we have used in the preparation of our financial statements:

     Recognition of Revenues

       We follow specific and detailed guidelines in measuring revenues; however, certain judgments and estimates affect the application of the policy. Revenues in any given period are difficult to predict and any shortfall in revenues or delay in recognizing revenues could cause our results of operations to vary significantly from quarter to quarter.

       We sell licenses for software products separately or with services as part of a bundled arrangement. We sell maintenance and technical support contracts with licenses in a bundled arrangement or separately as a contract renewal. We provide training and consulting services as part of a bundled arrangement or separately based on a project or time and materials basis.

       For each sales transaction, we determine whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. If any of these criteria are not met, we defer recognition of revenues until such time as all of the criteria are met.

       In bundled software arrangements that include rights to multiple software products and/or services, we recognize revenues using the residual method as prescribed by the Statement of Position 98-9 “Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions”. Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance and technical support contracts is based on renewal rates as determined by the prices paid by our customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and consulting services is based upon daily rates as determined by the prices paid by our customers when these services are sold separately.

       For all bundled arrangements, we assess whether the service elements of the arrangement are essential to the functionality of the other elements of the arrangement. When services are considered essential or the arrangement involves customization or modification of the software, both the license and service revenues under the arrangement are recognized under the percentage of completion method of contract accounting, based on cost of labor inputs. We accrue expected losses, if any, with respect to consulting services once they become known.

       For those arrangements for which we have concluded that the service elements are not essential to the other elements of the arrangement, we use vendor specific objective evidence of fair value for the service elements to account for the arrangement using the residual method, regardless of any separate prices stated within the contract for each element. We recognize revenues allocable to maintenance and technical support contracts ratably over the term of the respective contracts, which is typically one year. We recognize revenues allocable to training and consulting services as the services are performed.

       For sales to distributors and resellers, we recognize revenues upon the delivery of our products to these parties. We reserve an amount equal to our estimate of all products held by such parties which are subject to rights of return and resale contingencies. We consider several factors in determining these estimates including historical experience, level of inventory in the distribution channels, nature of the product, fixed or determinable fees and payment terms. We reduce our revenues and the related receivables by this estimate.

       For sales to original equipment manufacturers, we recognize revenues when the original equipment manufacturer reports sales to an end user customer, provided that collection is probable. Some original equipment manufacturer arrangements include the payment of an upfront arrangement fee which is deferred and recognized either ratably over the contractual period or when the original equipment manufacturer reports sales that have occurred to an end user customer, in accordance with the contractual terms. If we determine, through royalty audits or other means, that an original equipment manufacturer did not report revenues accurately, we attempt to reconcile the discrepancies and, if appropriate, record additional revenues upon resolution.

       Deferred revenues represent amounts under license and service arrangements for which the earnings process has not been completed. These amounts relate primarily to provision of maintenance and technical support services with future deliverables and arrangements where specified customer acceptance has not yet occurred. Deferred revenues classified as long-term in nature represent revenues that will not be realized for more than 12 months after the date of the balance sheet.

   Allowance for Doubtful Accounts

       The allowance for doubtful accounts, which is netted against our accounts receivable on our balance sheets, totaled $1.8 million as of June 29, 2001, $2.1 million as of June 28, 2002 and $2.4 million as of March 28, 2003. The allowance for doubtful accounts represents estimated losses resulting from the inability of our customers to make required payments. We base our estimates on specific identification of probable bad debts based on collection efforts, aging of accounts receivable, our historical experience including bad write-offs and other factors. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, we may be required to record additional allowances. If the data we use to calculate the allowance does not reflect the future ability to collect outstanding receivables, we may be required to record additional allowances and the future results of our operations could be materially impacted. Our bad debt expenses are reflected in general and administrative expenses.

   Contingencies and Litigation

       We evaluate contingent liabilities including threatened or pending litigation in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”. We assess the likelihood of any adverse judgments or outcomes to a potential claim or legal proceeding, as well as potential ranges of probable losses, when the outcome of the claims or proceedings are probable and reasonably estimable. A determination of the amount of accrued liabilities required, if any, for these contingencies is made after analysis of each matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our results of operations and financial position.

   Income Taxes

       We are subject to income taxes in both the United States and numerous foreign jurisdictions and we use estimates in determining our worldwide provision for income taxes. This process involves estimating actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are recorded on the balance sheet. Our deferred tax assets consist primarily of net operating losses carried forward. We assess the likelihood that deferred tax assets will be recovered from future taxable income, and, a valuation allowance is recognized if it is more likely than not that some portion of the deferred tax assets will not be recognized. We provided a full valuation allowance against all of our deferred tax assets as of June 29, 2001 and June 28, 2002. During the nine months ended March 28, 2003, we released a portion of our valuation allowance against our deferred tax assets and have recorded current and long-term deferred tax assets at March 28, 2003. To the extent we establish any valuation allowance against our deferred tax assets or change this valuation allowance in a period, we reflect the impact in the provision for (benefit from) income taxes in our statements of operations. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

   Stock-Based Compensation

       We measure compensation expense for our stock option plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. The fair market value of our common stock on the date of grant is determined by our compensation committee of our board of directors. Because there has been no public market for our stock, the compensation committee determined the fair value of our common stock by considering a number of factors, including, but not limited to, independent valuations, our current financial performance and prospects for future growth and profitability, the status of product releases and product integration, the absence of a resale market for our common stock, the control position held by New SAC and comparisons to certain of our key valuation metrics with similar metrics for comparable publicly traded companies, including measures of market capitalization based on revenue multiples, price-to-earnings ratios and operating margins.

       We have elected not to apply fair value-based accounting provided under SFAS No. 123 “Accounting for Stock-Based Compensation” because it requires the use of options valuation models, which in our opinion, do not provide a reliable measure of the fair value of our employee stock options.

       As required by SFAS 123, as modified by SFAS No. 148 “Accounting for Stock Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123,” we provide pro forma disclosure of the effect of using the fair value-based method of measuring compensation expense. For purposes of the pro forma disclosure, we estimate the fair value of stock options issued to employees using the Black-Scholes option valuation model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected life of options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used.

Change in Control of Crystal Decisions

       We became an indirect subsidiary of New SAC on November 22, 2000 when New SAC indirectly acquired 37,500,500 shares, or 99.7% of our common stock outstanding on that date, under the terms of a stock purchase agreement with Old Seagate and Seagate Software Holdings. In the acquisition, New SAC purchased all of the operating assets of Old Seagate and its consolidated subsidiaries for cash and borrowings of $1.84 billion, including transaction costs of $25 million. This included Old Seagate’s rigid disc drive, storage area network, removable tape storage solutions businesses and operations, our common stock, and certain cash balances, but excluded the approximately 128 million shares of VERITAS common stock then held by Seagate Software Holdings and certain of Old Seagate’s equity investments.

       The November 2000 transaction resulted in a change in control of our company. Under rules and regulations of the Securities and Exchange Commission, because more than 95% of our company was acquired and a change of control occurred, we restated all our assets and liabilities in our financial statements as of November 22, 2000 on a push down accounting basis, which involves the application of the purchase method of accounting to the financial statements of our company in the business combination. Push down accounting had a significant impact on our financial statements because the long-lived tangible and intangible assets and liabilities were measured at allocated fair values at the date of the transaction.

       The table below lists the net purchase price allocation to our company of the tangible and intangible assets acquired by New SAC.

Net Purchase Price
Allocation
Purchase Price Allocation	at November 22, 2000

(in thousands)
Net current assets acquired	$9,138
Tangible long-lived assets acquired	5,130
Intangible assets acquired:
Developed technologies	15,234
Assembled work force	7,073
In-process research and development	7,073
Deferred tax liability	(2,126)

Total	$41,522

       The purchase price paid by New SAC under the stock purchase agreement was fixed and no contingencies were identified that would have resulted in a change in the overall purchase price. However, in allocating the purchase price, New SAC recorded a full valuation allowance against deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, or SFAS 109. The deferred tax assets subject to this valuation allowance were based on the excess of tax bases over the fair values of acquired property, plant and equipment and liabilities assumed, for which New SAC expected to receive tax deductions in U.S. federal and state returns in future periods based on their ability to generate taxable income in the United States.

       As of June 28, 2002, we reduced to zero the net carrying values of the intangible assets pushed down to our financial statements in connection with the November 2000 transaction. The reduction in our recorded intangible assets resulted from an allocation of the tax benefits recognized by Old Seagate in its U.S. income tax returns attributable to acquisition related deferred tax assets in accordance with SFAS 109. There was no impact on our valuation allowance. Our share of the reduction in intangibles was allocated as follows:

Allocated to
Crystal Decisions
at June 28, 2002

(in thousands)
Reduction in the net carrying values of developed technologies	$7,194
Reduction in the net carrying values of assembled workforce	3,340

Total reduction in intangible assets	10,534

Less deferred tax liability related to intangible assets	(1,403)

Total reduction in intangible assets, net of deferred tax liability	$9,131

       The following summarizes the impact of push down accounting on our results:

•	Revenues. Deferred revenues were reduced by $1.3 million and revenues were reduced on a declining basis during the 12 months following the November 22, 2000 transaction. Consequently, revenues were lower by $1.2 million for fiscal 2001 and $128,000 for fiscal 2002 than they would have been had the push down adjustments not occurred. There was no impact during the nine months ended March 28, 2003.

•	Depreciation. Our long-lived tangible assets were reduced by $4.3 million on November 22, 2000. Consequently, we recorded $1.5 million less depreciation expense for each of fiscal 2001 and fiscal 2002 and $678,000 less for the nine months ended March 28, 2003 than we would have recorded had the push down adjustments not been made.

•	Amortization. We recorded additional amortization expense of $3.3 million for fiscal 2001 and $5.6 million for fiscal 2002 from recording the incremental fair value of intangible assets pushed down to our financial statements on November 22, 2000.

•	In-process research and development. We wrote off in-process research and development of $7.1 million as an expense in fiscal 2001. We did not have any similar expenses in fiscal 2002 or the nine months ended March 28, 2003.

•	Elimination of intangible assets, net of deferred tax liability. We reduced intangible assets, net of deferred tax liability, by $9.1 million to zero at June 28, 2002.

       While we have adopted SFAS No. 142 “Goodwill and Other Intangible Assets” at the beginning of fiscal 2003, the non-amortization provisions and the impairment tests will not be applicable until such time as we have recorded goodwill and other intangible assets on our balance sheet.

Other Significant Transactions Impacting Our Financial Reporting

       In August 1999, our company was formed to acquire Seagate Software Holdings’ business intelligence software business. Seagate Software Holdings’ assets consisted of the assets of the business intelligence software business and its investment in the common stock of VERITAS.

       In an October 1999 reorganization, Seagate Software Holdings became a wholly owned subsidiary of Old Seagate. All outstanding options to purchase Seagate Software Holdings common stock were accelerated immediately prior to the transaction. Seagate Software Holdings’ minority stockholders and optionees received payment in the form of 3.23 shares of Old Seagate’s common stock per share of Seagate Software Holdings common stock, less any amounts due for the payment of the exercise price of unexercised options. Old Seagate issued 9,124,046 shares of its common stock to minority stockholders and optionees of Seagate Software Holdings in the transaction.

       Old Seagate accounted for the exchange of shares of its common stock for Seagate Software Holdings’ common stock outstanding and options vested more than six months held by employees and all stock held by former employees and consultants as the acquisition of a minority interest under purchase accounting. The fair value of the shares of Old Seagate issued was $19.4 million and was recorded as the purchase price of this minority interest and was allocated to all the identifiable tangible and intangible assets and liabilities of Seagate Software Holdings. Old Seagate accounted for the exchange of shares of its common stock for stock options in Seagate Software Holdings held by employees and stock held and vested by employees less than six months as the settlement of an earlier stock award. During fiscal 2000, Old Seagate recorded compensation expense of $283.6 million, plus $2.1 million of employer portion of payroll taxes related to the purchase of the minority interest in Seagate Software Holdings.

       Our statement of operations for fiscal 2000 included an allocation of compensation expense arising from the October 1999 exchange of shares of $239.6 million of the total compensation expense of $283.6 million. Compensation expense was allocated to us on the basis of employees specifically identified with our business and for those employees that performed services for us, on the basis of time estimates. We recorded the offsetting entry as a capital contribution from Old Seagate on our statement of stockholders’ equity. The $2.1 million of employer portion of payroll taxes paid related to our employees and, therefore, we recorded that amount as an expense for fiscal 2000. In addition, we incurred $877,000 of legal and accounting costs in fiscal 2000 in connection with the October 1999 transaction.

       Our financial statements for fiscal 2000 also included an allocation of $1.2 million of the $19.4 million purchase price allocation. The allocation was based on the fair value of our assets relative to the fair value of Seagate Software Holdings. We considered a number of factors in determining our estimated fair value including historical and projected revenues, earnings and cash flows, as well as other factors and our consultations with financial advisors. The allocation of the purchase price to our intangible assets as at October 20, 1999 was as follows (in thousands):

Developed and in-process technologies	$181
Trademark	36
Assembled work force	47
Goodwill	1,071
Deferred tax liability	(93)

Total purchase price allocated	$1,242

Results of Operations

       The following table sets forth certain statements of operations data expressed as a percentage of total revenues for the periods indicated. In view of our significant growth in recent years and as a result of the application of pushdown accounting to our financial statements, we believe that fiscal year-to-year comparisons of our financial results are not necessarily meaningful and you should not rely upon them as an indication of future performance.

	Fiscal Years Ended			Nine Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

Revenues:
Licensing	58%	64%	64%	65%	65%
Maintenance, support and services	42	36	36	35	35

Total revenues	100	100	100	100	100

Cost of revenues:
Licensing	3	3	3	3	2
Maintenance, support and services	33	25	21	21	20
Amortization of developed technologies	—	2	2	2	—

Total cost of revenues	36	30	26	26	22

Gross profit	64	70	74	74	78
Operating expenses:
Sales and marketing	52	44	43	44	38
Research and development	22	17	14	14	14
General and administrative	14	9	9	9	10
Amortization of goodwill and other intangible assets	2	1	1	1	—
Write-off of in-process research and development	—	4	—	—	—
Unusual items	191	1	—	—	—
Restructuring costs	1	—	—	—	—

Total operating expenses	282	78	67	68	63

Income (loss) from operations	(218)	(8)	7	6	15
Interest and other income (expense), net	—	2	1	1	—

Income (loss) before income taxes	(218)	(6)	8	7	15
Provision for (benefit from) income taxes	(44)	1	2	1	4

Net income (loss)	(174)%	(7)%	6%	6%	11%

Nine Months Ended March 29, 2002 and March 28, 2003

Revenues

       The following table sets forth information regarding the composition of our revenues and fiscal period-to-period changes (dollars in thousands):

	Nine Months Ended

	March 29,	Percent	March 28,
	2002	Change	2003

Licensing revenues	$100,508	34%	$135,062
Percentage of total revenues	65%		65%
Maintenance, support and services revenues	$55,288	34%	$74,204
Percentage of total revenues	35%		35%
Total revenues	$155,796	34%	$209,266

       The majority of our revenues were derived from licensing fees for our products and we anticipate that licensing fees will continue to represent the majority of our revenues for the foreseeable future. Our revenues have increased as a result of the continued delivery of new products, better sales training, the increased size and productivity of our sales force and our targeted marketing campaigns. Additionally, we have continued to add new customers with our

Crystal 8 and 9 product offerings, which included the release of Crystal Enterprise 8.5 in May 2002, Crystal Analysis 8.5 in June 2002, Crystal Reports 9.0 in August 2002 and Crystal Enterprise 9 in January 2003.

       During the nine months ended March 29, 2002, revenues from a distributor, Ingram Micro, accounted for $16.2 million, or approximately 10% of total revenues. Revenues from Ingram Micro represented less than 10% of total revenues during the nine months ended March 28, 2003. No other customer or distributor accounted for 10% or more of our total revenues during these periods.

       In the nine months ended March 29, 2002, our revenues were $115.3 million, or 74% of total revenues, from customers in North America, $29.6 million, or 19% of total revenues, from customers in Europe, the Middle East and Africa and $10.9 million, or 7% of total revenues, from customers in the Asia Pacific region. In the nine months ended March 28, 2003, our revenues were $153.8 million, or 73% of total revenues, from customers in North America, $40.6 million, or 19% of total revenues, from customers in Europe, the Middle East and Africa and $14.9 million, or 8% of total revenues, from customers in the Asia Pacific region.

       Licensing revenues. The increase in licensing revenues occurred across all sales channels and most regions, and was primarily the result of the increased size and productivity of our sales force and the addition of new customers purchasing through our direct channel.

       Maintenance, support and services revenues. The increase in maintenance, support and services revenues was primarily attributable to increased maintenance fees associated with sales of new licenses of our products and to increased technical support revenues. Because many of our customers renew maintenance agreements each year, increased maintenance revenues are generated from the cumulative growth in our customer base.

Cost of Revenues

       The following table sets forth information regarding the composition of our cost of revenues and fiscal period-to-period changes (dollars in thousands):

	Nine Months Ended

	March 29,	Percent	March 28,
	2002	Change	2003

Cost of licensing revenues	$4,012	15%	$4,627
Percentage of licensing revenues	4%		3%
Cost of maintenance, support and services revenues	$32,963	25%	$41,170
Percentage of maintenance, support and services revenues	60%		55%
Amortization of developed technologies	$3,809	(100)%	$—
Percentage of total revenues	2%		—
Total cost of revenues	$40,784	12%	$45,797
Percentage of total revenues	26%		22%

       The absolute dollar increase in cost of licensing revenues was primarily due to increased license volume and new product releases. Cost of licensing revenues will vary depending on the volume, distribution method and mix of software licenses shipped. Cost of maintenance, support and services revenues increased as we continued to expand our customer support and professional services organizations to meet the demands of our growing customer base. However, the cost of maintenance, support and services as a percentage of maintenance, support and services revenues benefited from cost-control initiatives. Amortization of developed technologies for the nine months ended March 29, 2002 related to the fair value of developed technologies of $15.2 million pushed down to our financial statements as a result of the November 2000 transaction. There was no amortization during the nine months ended March 28, 2003 as a result of the reduction in June 2002 in the net carrying values of the developed technologies that were pushed down to our financial statements.

Gross Margin

       Our gross profit as a percentage of total revenues, or gross margin, increased from 74% for the nine months ended March 29, 2002 to 78% for the nine months ended March 28, 2003. The increase was primarily attributable to the elimination of amortization of developed technologies in the nine months ended March 28, 2003. Our gross margin from licensing revenues increased from 96% for the nine months ended March 29, 2002 to 97% for the nine months ended March 28, 2003. Our gross margin from maintenance, support and services revenues increased from 40% for the nine months ended March 29, 2002 to 45% for the nine months ended March 28, 2003. The increase was primarily the result of improved margins in maintenance and technical support, which was partially offset by decreased margins in our professional services organization. Our maintenance, support and services margins are impacted by the rate of utilization of our personnel and personnel costs relating to the use of our employees versus outside contractors, who are generally more expensive than our personnel.

Operating Expenses

       The following table sets forth information regarding the composition of our operating expenses and fiscal period-to-period changes (dollars in thousands):

	Nine Months Ended

	March 29,	Percent	March 28,
	2002	Change	2003

Sales and marketing	$68,470	17%	$80,408
Percentage of total revenues	44%		38%
Research and development	$21,689	38%	$29,858
Percentage of total revenues	14%		14%
General and administrative	$13,542	53%	$20,733
Percentage of total revenues	9%		10%
Amortization of goodwill and other intangible assets	$1,768	(100)%	$—
Percentage of total revenues	1%		—
Total operating expenses	$105,469	24%	$130,999
Percentage of total revenues	68%		63%

       Sales and marketing. The increase in sales expenses in absolute dollars was primarily associated with increased headcount in our sales force, higher total commissions and bonuses associated with higher licensing revenues and increased recruiting costs. In addition, ancillary costs such as travel and entertainment increased. Marketing costs increased in absolute dollars primarily as a result of increased marketing campaigns and promotional material associated with major releases. The decrease in our sales and marketing expense as a percentage of total revenues resulted primarily from increased productivity in our direct sales force in addition to a higher percentage of sales by distributors, resellers and original equipment manufacturers.

       Research and development. The increase in research and development expenses in absolute dollars primarily resulted from increased headcount and costs related to the development of existing and future products, as well as increased facilities and overhead costs. We expect research and development costs to increase in absolute dollars in future periods as we invest in new products and improvements to our existing products.

       General and administrative. The increase in general and administrative expenses in absolute dollars and as a percentage of total revenues were primarily due to increases in salary and benefits expense relating to increased staffing to support our growth and our enterprise resource planning system implementation. Expenses also increased as a result of increased professional service fees, a non-recurring termination fee of $625,000 paid to Seagate Technology for the benefit of New SAC related to a previous consulting and advisory contract and recruiting fees and related relocation fees associated with the hiring of several strategic positions.

       Amortization of goodwill and other intangible assets. Amortization of goodwill and other intangible assets for the nine months ended March 29, 2002 related to the fair value of assembled workforce of $7.1 million pushed down to our financial statements as a result of the November 2000 transaction. There was no amortization during the nine months ended March 28, 2003 as a result of the reduction in June 2002 in the net carrying values of the intangible assets that were pushed own to our financial statements.

   Interest and Other Income (Expense), Net

       Interest and other income (expense), net was comprised of the following (dollars in thousands):

	Nine Months Ended

	March 29,	Percent	March 28,
	2002	Change	2003

Net interest income	$1,437	(37)%	$900
Other income (expense)	(233)	206%	(714)
Interest and other income (expense), net	$1,204	(85)%	$186

       Net interest income for the nine months ended March 29, 2002 included $301,000 of interest received on the net receivable balance from Seagate Technology and $450,000 of non-recurring interest received on tax refunds. Since October 2001, we have earned the majority of our net interest income from our cash and cash equivalents at interest rates that were generally lower than those earned from Seagate Technology, which managed our cash prior to October 2001. The weighted average interest rate we earned fell from 2.8% for the nine months ended March 29, 2002 to 1.7% for the nine months ended March 28, 2003. Net interest income fluctuates depending on movements in the general level of interest rates, our average cash and available-for-sale securities balances, and, previously, our net position under the revolving loan agreement we had with Seagate Technology and the interest rates applied thereon.

       Other income (expense) was largely comprised of net foreign exchange gains and losses, which represent the impact of foreign exchange rate fluctuations on the translation of foreign exchange transactions into U.S. dollars and varies depending upon movements in currency exchange rates. During the nine months ended March 28, 2003, we incurred a net foreign exchange loss of $770,000 primarily as the result of the translation of Canadian dollar payables at quarter end, which was the result of the strengthening of the Canadian dollar relative to the U.S. dollar. We recently implemented a partial hedging strategy for these exposures. We anticipate that we will also experience substantial foreign exchange expense in the quarter ending June 27, 2003 and potentially for future quarters due to the strengthening of the Canadian dollar relative to the U.S. dollar.

   Income Taxes

	Nine Months Ended

	March 29,	March 28,
	2002	2003

	(dollars in thousands)
Provision for income taxes	$1,663	$9,110
Effective tax rate	15%	28%

       The change in effective tax rate was due primarily to the effect of continuing growth in profitability, a decrease in available foreign research and development tax credits and utilization of U.S. net operating losses in fiscal 2002 that had previously been subject to a valuation allowance.

Fiscal Years Ended June 29, 2001 and June 28, 2002

   Revenues

       The following table sets forth information regarding the composition of our revenues and fiscal year-to-year changes (dollars in thousands):

	Fiscal Year Ended

	June 29,	Percent	June 28,
	2001	Change	2002

Licensing revenues	$107,028	31%	$140,009
Percentage of total revenues	64%		64%
Maintenance, support and services revenues	$60,694	27%	$77,161
Percentage of total revenues	36%		36%
Total revenues	$167,722	29%	$217,170

       Revenues from Ingram Micro accounted for $27.7 million, or 16% of total revenues, for fiscal 2001 and $21.0 million, or 10% of total revenues, for fiscal 2002. The primary reason for the decrease during fiscal 2002 was the transition of one of our products from the distributor channel to direct sales. No other customer accounted for 10% or more of our total revenues during fiscal 2001 or fiscal 2002.

       In fiscal 2001, our revenues were $123.5 million, or 74% of total revenues, from customers in North America, $31.8 million, or 19% of total revenues, from customers in Europe, the Middle East and Africa and $12.5 million, or 7% of total revenues, from customers in the Asia Pacific region. In fiscal 2002, our revenues were $159.8 million, or 74% of total revenues, from customers in North America, $41.8 million, or 19% of total revenues, from customers in Europe, the Middle East and Africa and $15.6 million, or 7% of total revenues, from customers in the Asia Pacific region.

       Licensing revenues. The increase in licensing revenues was primarily attributable to an increase in the size and productivity of our direct sales force. Our direct sales force continued to add new customers, while continuing to make additional sales to our existing customers. In addition, we increased revenues from indirect sales, primarily from original equipment manufacturers. All of our channels benefited from the releases of our Crystal 8 product suite throughout fiscal 2001 and fiscal 2002.

       Maintenance, support and services revenues. The absolute dollar increase in maintenance, support and services revenues was attributable to a higher cumulative installed customer base receiving maintenance. In addition, both consulting and technical support revenues increased as a result of new and existing agreements with our customers and the initiation of new pricing arrangements for these services.

Cost of Revenues

       The following table sets forth information regarding the composition of our cost of revenues and fiscal year-to-year changes (dollars in thousands):

	Fiscal Year Ended

	June 29,	Percent	June 28,
	2001	Change	2002

Cost of licensing revenues	$5,740	(9)%	$5,230
Percentage of licensing revenues	5%		4%
Cost of maintenance, support and services	$41,760	10%	$46,140
Percentage of maintenance, support and services revenues	69%		60%
Amortization of developed technologies	$3,050	66%	$5,078
Percentage of total revenues	2%		2%
Total cost of revenues	$50,550	12%	$56,448
Percentage of total revenues	30%		26%

       We realized cost savings in cost of licensing revenues due to initiatives to reduce our production, fulfillment and shipping costs as a percentage of revenues. The absolute dollar increase in cost of maintenance, support and services revenues was the result of costs associated with increased headcount and external services to support our professional services organization. The decline in cost of maintenance, support and services as a percentage of maintenance, support and services revenues was primarily the result of reduced use of outside service providers and related cost control initiatives. In addition, our pricing for technical support rose. At November 22, 2000, existing developed technologies were revalued and effective November 23, 2000, we began amortizing over 36 months the $15.2 million of developed technologies pushed down to our financial statements. The absolute dollar increase for fiscal 2002 was the result of amortization for fiscal 2001 being charged on a different and smaller intangible asset base up to and including the five months ended November 22, 2000.

Gross Margin

       Our gross margin increased from 70% for fiscal 2001 to 74% for fiscal 2002. The increase in our gross margin was primarily attributable to an increase in the margins for maintenance, services and support from 31% in fiscal 2001 to 40% in fiscal 2002.

   Operating Expenses

       The following table sets forth information regarding the composition of our operating expenses and fiscal year-to-year changes (dollars in thousands):

	Fiscal Year Ended

	June 29,	Percent	June 28,
	2001	Change	2002

Sales and marketing	$73,888	28%	$94,449
Percentage of total revenues	44%		43%
Research and development	$29,236	4%	$30,515
Percentage of total revenues	17%		14%
General and administrative	$15,465	19%	$18,464
Percentage of total revenues	9%		9%
Amortization of goodwill and other intangible assets	$2,023	17%	$2,358
Percentage of total revenues	1%		1%
Write-off of in-process research and development	$7,073	(100)%	$—
Percentage of total revenues	4%		—
Unusual items	$1,851	(100)%	$—
Percentage of total revenues	1%		—
Restructuring costs	$573	(100)%	$—
Percentage of total revenues	—		—
Total operating expenses	$130,109	12%	$145,786
Percentage of total revenues	78%		67%

       Sales and marketing. The absolute dollar increase in sales and marketing expenses was primarily associated with increased headcount in our sales force and higher commissions associated with increased revenues. The decrease as a percentage of revenues resulted from increased productivity of our sales force.

       Research and development. The absolute dollar increase was primarily associated with increased headcount and costs to localize our products. The decrease in research and development costs as a percentage of total revenues was the result of revenues increasing at a greater rate than research and development costs due to cost control measures.

       General and administrative. The increase in absolute dollars was primarily attributable to higher salary expense associated with our headcount growth and increased outside service costs, which was offset in part by cost management initiatives.

       Amortization of goodwill and other intangible assets. At November 22, 2000, existing goodwill and other intangible assets were revalued and effective November 23, 2000, we began amortizing over 36 months the $7.1 million of assembled workforce pushed down to our financial statements. The absolute dollar increase was the result of amortization for fiscal 2001 being charged on a different and smaller intangible asset base up to and including the five months ended November 22, 2000.

       Write-off of in-process research and development. As part of the push down of the purchase price allocation of the November 2000 transaction, $7.1 million of in-process research and development was recorded. This amount, which was 4% of total revenues for fiscal 2001, was written off in its entirety in fiscal 2001 because the acquired technologies had not yet reached technological feasibility and there were no future alternative uses. We had no write-off of in-process research and development for fiscal 2002.

       Unusual items. Unusual items were comprised of non-cash compensation expense arising from the acceleration and net exercise of Old Seagate options to purchase 51,500 shares of Old Seagate common stock held by our employees on November 22, 2000. We had no unusual items for fiscal 2002.

       Restructuring costs. The restructuring costs for fiscal 2001 related to the closure of eight offices in Europe and were part of a restructuring plan announced in September 2000 to consolidate our European sales organization. The restructuring costs were primarily comprised of costs related to the termination of office leases and other related office closure costs, as well as severance and benefits for nine sales and marketing employees who were terminated in September 2000. As of June 28, 2002, no material amount remained outstanding. We had no restructuring charges during fiscal 2002.

   Interest and Other Income (Expense), Net

       Interest and other income (expense), net was comprised of the following (dollars in thousands):

	Fiscal Year Ended

	June 29,	Percent	June 28,
	2001	Change	2002

Net interest income	$1,950	(12)%	$1,723
Other income (expense)	701	(158)%	(404)
Interest and other income (expense), net	$2,651	(50)%	$1,319

       Interest income earned on the net receivable balance under our agreements with Old Seagate and its successor, Seagate Technology, was approximately $1.8 million for fiscal 2001 and $301,000 for fiscal 2002. Commencing in October 2001, we earned the majority of our net interest income from our cash and cash equivalent balances. While our cash and cash equivalents balances increased, the average interest rate was lower, which resulted in a decrease in net interest income for fiscal 2002.

       Other income (expense) was largely comprised of net foreign exchange gains and losses, which represent the impact of foreign exchange rate fluctuations on the translation of foreign exchange transactions into U.S. dollars and varies depending upon movements in currency exchange rates. During fiscal 2002, we had a net foreign exchange loss of $434,000 primarily as the result of the strengthening of the Canadian dollar relative to the U.S. dollar.

   Income Taxes

	Fiscal Year Ended

	June 29,	June 28,
	2001	2002

	(dollars in thousands)
Provision for income taxes	$1,183	$3,300
Effective tax rate	—	20%

       The change in the effective tax rate was due primarily to our achievement of profitability and the absence of certain non-cash charges associated with the November 2000 transaction. In addition, the income tax provision for fiscal 2001 included benefits recorded during the period from July 1, 2000 to November 22, 2000 under the tax allocation agreement we had with Old Seagate. We provided a valuation allowance for fiscal 2001 and fiscal 2002 against the deferred tax assets arising primarily from temporary differences and net operating losses carried forward due to the uncertainty of their realizability.

       The effective rate used to record the income tax provision differed from the 35% U.S. federal statutory rate in fiscal 2001 due primarily to the fact that we operate in various foreign jurisdictions, as well as an increase in the valuation allowance for U.S. deferred tax assets arising subsequent to the termination of the tax allocation agreement on November 22, 2000 and non-deductible charges arising from push down accounting. Other significant items impacted by the above were the recognition of previously deferred revenues and an adjustment to the acquisition related intangible assets.

       The effective rate used to record the income tax provision differed from the 35% U.S. federal statutory rate in fiscal 2002 due primarily to the benefits of operating in various foreign jurisdictions, including the availability of research and development investment tax credits in Canada, an increase in the valuation allowance and the inclusion of a reconstituted net operating loss. The increase in the valuation allowance and the inclusion of a reconstituted net operating loss are the results of filing the U.S. federal and state income tax returns for the year ended June 29, 2001 and reflecting a final revised purchase price allocation schedule regarding the November 2000 transaction.

Fiscal Years Ended June 30, 2000 and June 29, 2001

Revenues

       The following table sets forth information regarding the composition of our revenues and fiscal year-to-year changes (dollars in thousands):

	Fiscal Year Ended

	June 30,	Percent	June 29,
	2000	Change	2001

Licensing revenues	$74,182	44%	$107,028
Percentage of total revenues	58%		64%
Maintenance, support and services revenues	$52,727	15%	$60,694
Percentage of total revenues	42%		36%
Total revenues	$126,909	32%	$167,722

       Revenues from Ingram Micro accounted for $25.3 million, or 20% of total revenues, for fiscal 2000 and $27.7 million, or 16% of total revenues, for fiscal 2001. No other distributors or customers accounted for 10% or more of our total revenues for fiscal 2000 or fiscal 2001.

       In fiscal 2000, our revenues were $89.9 million, or 71% of total revenues, from customers in North America, $28.4 million, or 22% of total revenues, from customers in Europe, the Middle East and Africa and $8.6 million or 7% of total revenues, from customers in the Asia Pacific region. In fiscal 2001, our revenues were $123.5 million, or 74% of total revenues, from customers in North America, $31.8 million, or 19% of total revenues, from customers in Europe, the Middle East and Africa and $12.5 million, or 7% of total revenues, from customers the Asia Pacific region.

       Licensing revenues. The increase in licensing revenues for fiscal 2001 was primarily attributable to an increase in the size and productivity of our sales force subsequent to a turnover of the sales force and certain management positions in October 1999. In addition, new product releases during the latter half of fiscal 2000 and fiscal 2001, such as Crystal Reports 8.0 in February 2000 and Crystal Reports 8.5 and Crystal Enterprise 8.0 in March 2001, contributed to increased revenues. Crystal Reports 8.0 had higher prices than the prior version. Our remaining products in version 8 were priced in a number of new configurations in addition to the configurations offered in older versions.

       Maintenance, support and services revenues. The absolute dollar increase in maintenance, support and services revenues was attributable to the higher cumulative installed customer base from new and existing customers, which resulted in increased sales of maintenance agreements and consulting services. The decline in maintenance, support and services revenues as a percentage of total revenues resulted from the accelerated growth in our licensing revenues for fiscal 2001.

Cost of Revenues

       The following table sets forth information regarding the composition of our cost of revenues and fiscal year-to-year change (dollars in thousands):

	Fiscal Year Ended

	June 30,	Percent	June 29,
	2000	Change	2001

Cost of licensing revenues	$4,096	40%	$5,740
Percentage of licensing revenues	6%		5%
Cost of maintenance, support and services	$41,156	1%	$41,760
Percentage of maintenance, support and services revenues	78%		69%
Amortization of developed technologies	$198	—	$3,050
Percentage of total revenues	—		2%
Total cost of revenues	$45,450	11%	$50,550
Percentage of total revenues	36%		30%

       The absolute dollar increase in cost of revenues was primarily attributable to a $2.9 million increase in amortization of developed technologies that we recorded as a result of the push down accounting in fiscal 2001 related to the November 2000 transaction, which was offset in part by a corporate-wide initiative to manage costs. The increase in cost of licensing revenues in absolute dollars was due primarily to the increased volume of shipments during fiscal 2001. The lower cost of licensing revenues as a percentage of licensing revenues for fiscal 2001 was due to initiatives to reduce our production, fulfillment and shipping costs.

       Cost of maintenance, support and services revenues. The decline in cost of maintenance, support and services revenues as a percentage of maintenance, support and services revenues was primarily attributable to an increased use of company personnel rather than sub-contracted consultants to perform customer services and more efficient delivery of some of our support services.

       Amortization of developed technologies. At November 22, 2000, existing developed technologies were revalued and effective November 23, 2000, we began amortizing over 36 months the $15.2 million of developed technologies pushed down to our financial statements. The absolute dollar increase was the result of amortization for fiscal 2000 being charged on a different and smaller intangible asset base up to and including the five months ended

November 22, 2000. Amortization for fiscal 2000 related to the amortization of previous allocations of intangible assets to us created by the October 1999 transaction.

Gross Margin

       Our gross margin increased from 64% for fiscal 2000 to 70% for fiscal 2001. Our gross margin increased due to a higher proportion of licensing revenues, as well as increased margins for licenses and maintenance, support and services, partially offset by the increase in amortization of developed technologies.

Operating Expenses

       The following table sets forth information regarding the composition of our operating expenses and fiscal year-to-year changes (dollars in thousands):

	Fiscal Year Ended

	June 30,	Percent	June 29,
	2000	Change	2001

Sales and marketing	$65,752	12%	$73,888
Percentage of total revenues	52%		44%
Research and development	$27,377	7%	$29,236
Percentage of total revenues	22%		17%
General and administrative	$17,659	(12)%	$15,465
Percentage of total revenues	14%		9%
Amortization of goodwill and other intangible assets	$3,038	(33)%	$2,023
Percentage of total revenues	2%		1%
Write-off of in-process research and development	—	—	$7,073
Percentage of total revenues	—		4%
Unusual items	$242,569	—	$1,851
Percentage of total revenues	191%		1%
Restructuring costs	$1,301	(56)%	$573
Percentage of total revenues	1%		—
Total operating expenses	$357,696	(64)%	$130,109
Percentage of total revenues	282%		78%

       Sales and marketing. The absolute dollar increase in sales and marketing expenses for fiscal 2001 was due primarily to the rebuilding and expansion of our sales force. The decrease as a percentage of total revenues for fiscal 2001 was primarily attributable to the increase in productivity of our sales force and the resultant increase in revenues, the absence of costs associated with the turnover in fiscal 2000, as well as to a decline in marketing expenses.

       Research and development. The increase in research and development expenses in absolute dollars was due primarily to increases in headcount and costs of localizing our products. The decrease in research and development costs as a percentage of total revenues resulted from total revenues increasing at a greater rate than research and development expenses and the more efficient use of our research and development resources.

       General and administrative. The higher expenses in fiscal 2000 were primarily attributable to outside services expenses including accounting and other costs during fiscal 2000. The decline in fiscal 2001 was also due to more efficient management of general and administrative expenses including bad debt expenses, which declined substantially. This decline was partially offset by increases in salaries and benefit costs related to an increase in personnel.

       Amortization of goodwill and other intangible assets. At November 22, 2000, existing goodwill and other intangible assets were revalued and reduced to zero and effective November 23, 2000, we began amortizing over 36 months the $7.1 million of assembled workforce pushed down to our statements of operations. The absolute dollar decrease was the result of amortization for fiscal 2000 being charged on a different and larger intangible asset base up to and including the five months ended November 22, 2000.

       Write-off of in-process research and development. We had no write-offs of in-process research and development for fiscal 2000. As part of the push down of the purchase price allocation of the November 2000 transaction, $7.1 million of in-process research and development was recorded at November 22, 2000. This amount was expensed in its entirety in fiscal 2001 because the acquired technologies had not yet reached technological feasibility and there were no future alternative uses.

       Unusual items. Unusual items expenses in fiscal 2000 was related to the October 1999 exchange of shares and consisted of $239.6 million of compensation expense, $2.1 million of employer portion payroll taxes thereon and $877,000 of legal and accounting costs related to the October 1999 exchange of shares.

       Unusual items expenses for fiscal 2001 resulted from the push down of non-cash compensation expense arising from the acceleration and net exercise of Old Seagate options to purchase 51,500 shares of Old Seagate common stock held by our employees on November 22, 2000.

       Restructuring costs. The fiscal 2000 restructuring charges resulted from a company-wide restructuring plan announced in October 1999 to realign resources to better manage and control our business. The charges consisted of severance and benefits paid to approximately 125 employees from various locations and departments on October 23, 1999. The restructuring charges were paid during fiscal 2000 and no amounts or further restructuring liabilities related to this plan were outstanding as of June 30, 2000. Any benefits in the form of cost reductions because of reduced salaries were realized by the end of fiscal 2000 and were not expected to continue.

       Restructuring charges for fiscal 2001 charges were related to the closure of eight offices in Europe and were part of a restructuring plan announced in September 2000 to consolidate the European sales organization. The charges were primarily comprised of costs related to the termination of office leases and other related office closure costs, as well as severance and benefits due to nine sales and marketing employees who were terminated in September 2000. At June 29, 2001, amounts remaining accrued but unpaid were not considered significant.

Interest and Other Income (Expense), Net

       Interest and other income (expense), net was comprised of the following (dollars in thousands):

	Fiscal Year Ended

	June 30,	Percent	June 29,
	2000	Change	2001

Net interest income (expense)	$(499)	—	$1,950
Other income	519	35%	701
Interest and other income, net	$20	—	$2,651

       The increase in net interest income during fiscal 2001 was primarily attributable to interest earned on balances receivable under our agreements with Old Seagate and Seagate Technology and on excess cash. Early in fiscal 2000, before the realization of this benefit, we had a net payable position due to Old Seagate followed by a net receivable position later in the fiscal year. We recorded $583,000 of net interest expense in connection with the net payable. During fiscal 2001, we had a net receivable balance from Seagate Technology primarily as the result of cash payments we received for our net operating losses under the tax allocation agreement and we earned $1.8 million on the net receivable balance.

       Other income (expense) was largely comprised of net foreign exchange gains and losses, which represent the impact of foreign exchange rate fluctuations on the translation of foreign exchange transactions into U.S. dollars and varies depending upon movements in currency exchange rates. During fiscal 2001, we had a net foreign exchange gain of $638,000 primarily as a result of the strengthening of the U.S. dollar relative to the Canadian dollar.

   Income Taxes

	Fiscal Year Ended

	June 30,	June 29,
	2000	2001

	(in thousands)
Provision for (benefit from) income taxes	$(55,055)	$1,183
Effective tax rate	—	—

       The change in the provision for income taxes was due to the absence of certain non-deductible compensation expenses recorded in connection with our October 1999 recapitalization and reorganization. In addition, the income tax provision for fiscal 2001 included benefits recorded during the period from July 1, 2000 to November 22, 2000 under the tax allocation agreement we had with Old Seagate. A valuation allowance for fiscal 2000 and fiscal 2001 was provided against the deferred tax assets primarily arising from temporary differences and net operating losses carried forward due to the uncertainty of their realizability.

       The effective rate used to record the income tax benefit in fiscal 2000 was less than the 35% U.S. federal statutory tax rate due primarily to non-deductible expenses incurred in foreign jurisdictions in connection with the October 1999 recapitalization, including our October 1999 exchange of shares. The effective rate used to record the income tax provision differed from the 35% U.S. federal statutory rate in fiscal 2001 due primarily to the benefits of operating in various foreign jurisdictions which have differing tax treatments as compared to the U.S., as well as an increase in the valuation allowance for U.S. deferred tax assets arising subsequent to the termination of the tax allocation agreement on November 22, 2000 and non-deductible charges arising from push down accounting.

Selected Quarterly Financial Data

       The table below shows our unaudited quarterly statements of operations data for each of the 11 quarters in the period ended March 28, 2003. This information has been derived from our unaudited financial statements, which, in our opinion, have been prepared on the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

	Quarters Ended

	Sept. 29,	Dec. 29,	March 30,	June 29,	Sept. 28,	Dec. 28,	March 29,	June 28,	Sept. 27,	Dec. 27,	March 28,
	2000	2000	2001	2001	2001	2001	2002	2002	2002	2002	2003

	(in thousands, except per share data)
Revenues:
Licensing	$22,958	$25,579	$28,026	$30,465	$30,855	$32,916	$36,737	$39,501	$41,787	$46,966	$46,309
Maintenance, support and services	14,063	14,816	15,759	16,056	17,196	18,654	19,438	21,873	23,261	24,206	26,737

Total revenues	37,021	40,395	43,785	46,521	48,051	51,570	56,175	61,374	65,048	71,172	73,046
Cost of revenues:
Licensing	1,028	1,155	1,619	1,938	1,529	1,139	1,344	1,218	1,783	1,466	1,378
Maintenance, support and services	10,378	10,531	10,244	10,607	10,093	11,016	11,855	13,176	13,856	13,162	14,152
Amortization of developed technologies	53	458	1,269	1,270	1,269	1,270	1,270	1,269	—	—	—

Total cost of revenues	11,459	12,144	13,132	13,815	12,891	13,425	14,469	15,663	15,639	14,628	15,530

Gross profit	25,562	28,521	30,653	32,706	35,160	38,145	41,706	45,711	49,409	56,544	57,516
Operating expenses:
Sales and marketing	17,328	18,040	19,040	19,480	21,373	23,101	23,996	25,979	23,900	27,501	29,007
Research and development	6,977	7,343	7,887	7,029	6,945	7,217	7,527	8,826	9,403	10,095	10,360
General and administrative	3,422	4,473	3,572	3,998	4,059	4,213	5,270	4,922	6,580	7,589	6,564
Amortization of goodwill and other intangible assets	389	456	589	589	589	589	589	591	—	—	—
Write-off of in- process research and development	—	7,073	—	—	—	—	—	—	—	—	—
Unusual items	—	1,851	—	—	—	—	—	—	—	—	—
Restructuring costs	573	—	—	—	—	—	—	—	—	—	—

Total operating expenses	28,689	39,236	31,088	31,096	32,966	35,120	37,382	40,318	39,883	45,185	45,931

Income (loss) from operations	(3,127)	(10,985)	(435)	1,610	2,194	3,025	4,324	5,393	9,526	11,359	11,585
Interest and other income (expense), net	222	897	375	1,157	729	116	359	115	452	252	(518)

Income (loss) before income taxes	(2,905)	(10,088)	(60)	2,767	2,923	3,141	4,683	5,508	9,978	11,611	11,067
Provision for (benefit from) income taxes	(726)	(1,780)	1,486	2,203	502	501	660	1,637	2,895	3,273	2,942

Net income (loss)	$(2,179)	$(8,308)	$(1,546)	$564	$2,421	$2,640	$4,023	$3,871	$7,083	$8,338	$8,125

Basic net income (loss) per share	$(0.06)	$(0.22)	$(0.04)	$0.01	$0.06	$0.07	$0.11	$0.10	$0.19	$0.22	$0.21

Diluted net income (loss) per share	$(0.06)	$(0.22)	$(0.04)	$0.01	$0.06	$0.07	$0.10	$0.10	$0.18	$0.21	$0.20

Weighted average number of shares used in basic net income (loss) per share	37,526	37,620	37,658	37,693	37,722	37,745	37,810	37,924	37,947	37,975	38,004
Weighted average number of shares used in diluted net income (loss) per share	37,526	37,620	37,658	37,693	37,722	37,909	38,370	39,473	39,776	39,597	39,911

       Our total revenues and gross profit have increased each of the last 11 quarters ended March 28, 2003, reflecting the growth of our business and increased customer base. Sales and marketing expenses have generally increased each quarter as we have steadily invested in our sales and marketing personnel and resources to address market opportunities. Sales and marketing expenses decreased in the quarter ended September 27, 2002 due to reduced marketing expenses in the quarters, following the release of products in the prior two quarters, a reduction in sales and marketing systems development expenses and reduced sales expenses. Research and development expenses have increased in each of the last seven quarters ending March 28, 2003, reflecting our commitment to continuing investment in product development and technology advancement. The quarterly fluctuation in general and administrative expenses was due to a variety of factors. In the three months ended December 29, 2000, general and administrative expenses increased due primarily to increased bad debt expenses, information technology costs, recruiting fees and outside services costs. In the three months ended March 29, 2002, general and administrative expenses increased due primarily to increased salary expenses, legal fees and other outside services expenses. In the three months ended September 27, 2002, general and administrative expenses increased due primarily to recruiting and relocation expenses for our senior executives, an additional bonus awarded by our board of directors to a senior executive officer and increased outside services costs, including consulting and legal fees. In the three months ended December 27, 2002, general and administrative expenses increased due primarily to increased personnel costs and consulting fees related to the implementation of our new enterprise resource planning system, a one-time payment of $625,000 to Seagate Technology for the benefit of New SAC relating to the termination of a consulting and advisory arrangement and increased outside services expenses, including legal fees. In the three months ended March 28, 2003, we had a $801,000 foreign exchange expense due to the strengthening of the Canadian dollar relative to the U.S. dollar. We anticipate that we will also experience substantial foreign exchange expense in the quarter ending June 27, 2003 and potentially for future quarters due to the strengthening of the Canadian dollar relative to the U.S. dollar.

Liquidity and Capital Resources

	As of

	June 30,	June 29,	June 28,	March 28,
	2000	2001	2002	2003

	(in thousands)
Cash and available-for-sale securities*	$3,621	$34,379	$71,451	$94,892
Working capital	8,860	10,750	26,426	40,044

*	Includes cash equivalents and short and long-term investments, and for March 28, 2003 excludes restricted cash of approximately $2.0 million.

       The majority of our cash and available-for-sale securities are held in U.S. dollar denominated bank deposits or highly liquid investments in accordance with our investment policy. The remaining portion of our cash balances is denominated in the local currencies of our foreign operations, including Canadian dollars, British pounds, Japanese yen, Euros and other currencies. All of our cash is maintained in accounts with high credit quality financial institutions and our available-for-sale securities are maintained in highly rated instruments.

				Nine Months
	Fiscal Years Ended			Ended

	June 30,	June 29,	June 28,	March 28,
	2000	2001	2002	2003

	(in thousands)
Net cash provided by (used in) operating activities	$(21,649)	$13,037	$41,069	$40,659
Net cash (used) in investing activities	(6,356)	(9,594)	(9,877)	(25,023)
Net cash provided by (used in) financing activities	24,052	27,810	5,294	(1,361)

Operating Activities

       Our principal source of liquidity is our cash and available-for-sale securities, as well as the cash we generate from operations. During fiscal 2000, we used more cash in our operating activities than we generated primarily as the result of a receivable we extended to Old Seagate for income tax losses utilized by them due under the tax allocation agreement and the payment of $9.3 million compensation expense and related employer portion of payroll taxes associated with the June 1999 Old Seagate exchange offer. These were partially offset by a $24.4 million decline in accounts receivable as the result of a concerted effort to manage accounts receivable and increase the timeliness of cash collections. For fiscal 2001, fiscal 2002 and the nine months ended March 28, 2003, we have generated more cash from our operating activities than we used. We earned more revenues year-over-year, including deferred revenues, and have improved cash collections with 55 days sales outstanding for the quarter ending March 28, 2003. In addition, we increased our gross margins and reduced our overall operating costs as a percentage of total revenues.

Investing Activities

       Prior to the nine months ended March 28, 2003, our investing activities consisted solely of the purchase of property and equipment to support the growth of our business. In fiscal 2000, investing activities were primarily for the purchase of equipment. In fiscal 2001, investing activities were primarily the purchase of leaseholds improvements, computers, furniture and office equipment. During fiscal 2002, investing activities were primarily for the purchase of computer equipment and costs related to the purchase and implementation of a global enterprise resource planning system. Our investing activities in the nine months ended March 28, 2003 were related to implementation of new systems, including our enterprise resource planning system, leasehold improvements and furniture related to the expansion of existing leased space and other computer purchases.

       We anticipate that our capital expenditures will be approximately $20 million for fiscal 2003, and expect that they will grow in fiscal 2004 to support improvements to our information systems infrastructure, the expansion of our facilities and the purchase of computer equipment to support the research and development of new products. The majority of our capital expenditures are denominated in Canadian dollars.

       Prior to the nine months ended March 28, 2003, we did not invest our cash in securities with maturities of 90 days or more but instead invested in securities with original maturities of 90 days or less. In addition, prior to October 2001, the majority of our cash balances were managed for us by Old Seagate and represented a net receivable balance on the consolidated financial statements, on which we earned interest. During the nine months ended March 28, 2003, we purchased $12.3 million of short-term investments and received $6.3 million of maturity on some of these investments. In addition, we purchased $3.3 million of long-term investments, which had not matured as of March 28, 2003.

Financing Activities

       Prior to fiscal 2001, some of our working capital requirements were financed by borrowings from Old Seagate available under a revolving loan agreement that was subsequently amended on July 4, 2001 and renewed. The revolving loan agreement originally provided for maximum outstanding borrowings of up to $60.0 million, with the amount being reduced to $15.0 million on renewal. The revolving loan agreement expired on July 4, 2002 and was not renewed. There was no outstanding receivable or payable balance under this agreement upon its expiration.

       We borrowed $24.0 million from Old Seagate in fiscal 2000 under the revolving loan agreement to fund our operations. During fiscal 2001, we repaid $4.8 million to Old Seagate under the revolving loan agreement. As a result of the receivable that arose in conjunction with the tax allocation agreement with Old Seagate, we received $31.0 million. In conjunction with the expiration of the revolving loan agreement, Old Seagate repaid the remaining balance of $4.3 million on the receivable balance, which was offset by nominal borrowing of $871,000 during fiscal 2002.

       We receive cash payments on the issuance of common stock on the exercise of stock options by our employee and directors. Cash received from this source was nominal in fiscal 2000, $1.6 million in fiscal 2001, $1.9 million in fiscal 2002 and $648,000 for the nine months ended March 28, 2003. We cannot predict when our employees will exercise their stock options and as such this source of cash is expected to vary.

       During the nine months ended March 28, 2003, our Canadian subsidiary deposited $2.0 million into a guaranteed investment certificate to secure an overdraft credit facility and foreign exchange line. The balance and interest earned thereon is classified as restricted cash.

       The following table summarizes our facilities operating lease commitments as of March 28, 2003 (in thousands):

		Fiscal Years

		Remainder of
	Total	2003	2004-2005	2006-2007	2008-2015

Operating leases	$46,190	$2,043	$13,212	$8,028	$22,907

       In May 2003, we agreed to pledge $1.0 million to the Community Foundation of Silicon Valley. We also agreed to match employee contributions to the Community Foundation of Silicon Valley up to 1% of our income before interest, taxes and amortization for the prior fiscal year. The maximum amount of our matching contribution in fiscal 2003 would be approximately $220,000.

   Financing Agreements

       In October 2002, we executed an agreement with Comerica Bank-California for a $15.0 million revolving line of credit. The revolving line provides for interest to be calculated at U.S. prime rate or LIBOR plus 2.5% per annum. Borrowings under the revolving line are limited to 80% of eligible accounts receivable, with an additional $2.0 million available in any month in which we maintain $15.0 million in our investment accounts with Comerica or some of its affiliates. On September 30, 2004, any outstanding principal and interest under the line of credit will be immediately due and payable. The revolving line is collateralized by substantially all of our personal property, excluding our intellectual property. The agreement also required our U.S. and Canadian subsidiaries to pledge all of their assets in support of our obligations under the agreement. We pledged shares of most of our subsidiaries.

       The terms of the revolving line require us, among other things, to maintain certain quarterly financial covenants related to liquidity, minimum tangible net worth and quarterly free cash flow. We are restricted from selling, leasing or otherwise disposing of any part of our business or property under most circumstances. In addition, the agreement places restrictions on entering into arrangements that will result in a change of control, places restrictions on our ability to pay dividends and restricts our ability to incur other forms of indebtedness. We are also restricted from making some types of distributions or investments. We are also required to maintain at least an aggregate of $10 million in investment accounts with Comerica and some of its affiliates. No amounts were outstanding under the revolving line at March 28, 2003 or as of date of this prospectus. At March 28, 2003, we maintained $35.1 million of our cash equivalents balance with Comerica.

       Our Canadian subsidiary entered into a overdraft credit facility with The Bank of Nova Scotia during fiscal 2002 whereby The Bank of Nova Scotia will provide up to Canadian $2.0 million credit for certain overdrafts plus a foreign exchange forward trading line generally supporting notional contracts in the range of $4.0 million to $6.0 million. Any overdraft balances are subject to interest computed at the bank’s prime lending rate payable monthly. At March 28, 2003, there were no balances outstanding under this agreement. On September 26, 2002, our Canadian subsidiary placed $2.0 million on deposit with The Bank of Nova Scotia as a general hypothecation to the overdraft credit facility and the foreign exchange line. The funds held and the interest earned thereon are classified as restricted cash on our balance sheet.

       Our future liquidity and capital requirements will depend on numerous factors, including:

•	the amount and timing of our revenues;

•	the extent to which our existing and new products gain market acceptance;

•	the extent to which customers continue to renew maintenance agreements;

•	the extent of required and planned capital expenditures required to support our current operations and growth; and

•	available borrowings under future credit arrangements, if any.

       We believe that the net proceeds from this offering, together with our current cash, cash equivalents, short-term investments and the cash generated from our operations, the overdraft agreement with The Bank of Nova Scotia, and the available borrowings under the line of credit with Comerica will be sufficient to meet our operating and capital requirements for at least the next 12 months. We have no current plans, and we are not currently negotiating, to obtain additional financing following the closing of this offering. The factors described above will affect our future capital requirements and the adequacy of our available funds. If we need to raise funds in the future, we may be required to raise those funds through public or private financings, strategic relationships or other arrangements. We cannot assure you that the funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. Our failure to raise capital as and when needed could have a negative impact on our ability to pursue our business strategy and maintain profitability.

Quantitative and Qualitative Disclosures About Market Risk

       Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risk

       Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. The investment of cash is regulated by our investment policy of which the primary objective is the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. Among other selection criteria, our current investment policy states that all investments must be maintained in U.S. dollar denominated investment grade securities, with the exception of up to 20% of cash equivalents that may be held in non-U.S. dollar denominated investments, with no maturities exceeding two years. In addition, our investment policy does not allow for investment in technology companies.

       We mitigate the effect of default risk by investing in only high credit quality securities and by using a portfolio manager to respond appropriately to a significant reduction in credit rating of any investment issuer, guarantor or depository. The portfolio includes only diversified marketable securities with active secondary or resale markets to ensure portfolio liquidity and diversification.

       Our investments in debt securities include money market funds, investment grade commercial paper, corporate bonds, government agency securities and other debt securities. The diversity of our portfolio helps us to achieve our investment objective. As of March 28, 2003, all of our cash, cash equivalents, short-term and long-term investments were classified as available-for-sale.

       While we are exposed to interest rate fluctuations in many countries, our interest income is most sensitive to fluctuations in the general level of U.S. interest rates. Declines in interest rates over time will reduce our interest income and we do not attempt to reduce or eliminate our exposure to interest rate risk through the use of derivative financial instruments due to the short-term nature of the investments. For the nine months ended March 29, 2002 and March 28, 2003, fluctuations in the U.S. interest rate did not have a material impact on our net interest income.

Foreign Exchange Risk

       We conduct business on a global basis in international currencies. As such, we are exposed to adverse or beneficial movements in foreign exchange rates. The majority of our sales are denominated in U.S. dollars, the currency in which we report our financial statements; however, we do conduct a portion of our sales in currencies other than the U.S. dollar, including the British pound, Euro, Canadian dollar and Japanese yen.

       We are also exposed to foreign exchange rate fluctuations as the financial results of our foreign subsidiaries are translated into U.S. dollars on consolidation. As exchange rates vary, these results, when translated, may vary from expectations and adversely or beneficially impact overall expected profitability.

       We incur the majority of our research and development, customer support costs and administrative expenses in Canadian dollars and British pounds. We have evaluated our exposure to these risks and have determined that our only significant operating exposure to foreign currencies at this time is to the Canadian dollar. As such, we may experience foreign exchange gains or losses as the result of timing differences between expenses being incurred and paid. The strengthening of the Canadian dollar has negatively affected and may continue to negatively affect our operating expenses and net income and we continue to have foreign currency risk from this source. For the nine months ended March 28, 2003, a 10% increase in the Canadian dollar relative to the U.S. dollar would have increased our revenues by less than 1% but would have increased our expenses by approximately 4.3%.

       We cannot predict the effect of exchange rate fluctuations upon our future results. We recently implemented a partial hedging strategy for these exposures. Although we recently have begun hedging, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be adversely affected by exchange rate fluctuations.

Recent Accounting Pronouncements

       In December 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123”, or SFAS 148. SFAS 148 amends Statement of Financial Accounting Standards 123, “Accounting for Stock-Based Compensation”, or SFAS 123, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation under SFAS 123. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 and Accounting Principles Board Opinion No. 28 “Interim Financial Reporting”, or APB 28, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. We follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for most of our stock options. SFAS 148’s amendment of the transition and annual disclosure provisions of SFAS 123 is effective for fiscal years ending after December 15, 2002. The amendment to disclosure requirements under APB 28 is effective for interim periods beginning after December 15, 2002. As required by SFAS 148, we are providing quarterly disclosure of the effect of the fair value based method of accounting. We do not expect to voluntarily adopt the fair value based method of SFAS 123 and, therefore, we do not expect the measurement provisions of SFAS 148 to affect our financial statements.

       In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, or FIN 45. FIN 45 expands the disclosure requirements of guarantee obligations and requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees, including indemnifications, that an entity has issued. The disclosure provisions of FIN 45 are effective for financial statements of interim periods ending after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We do not expect the adoption of FIN 45 to have a material impact on our financial statements, other than required disclosures.

BUSINESS

Crystal Decisions

       We are a leading global provider of business intelligence software and services that enable the effective use and management of information within and among organizations. We develop, market and support products that allow organizations of all sizes to access data from disparate systems, create useful, interactive information from that data through analysis and reporting and reliably deliver that information to the users that need it. Our products are designed to meet the needs of a wide range of end users, from non-technical users to sophisticated analysts and application developers. In addition, our products can be used to deliver reports to customers and suppliers of the organizations that use our products. Our products can serve as an information infrastructure that empowers users to extract more value from data that has already been captured by existing information technology systems in order to improve decision-making, lower overall information technology costs and enhance competitiveness.

       Our products are used by organizations of all sizes across almost all segments of the economy. As of March 28, 2003, we had delivered more than 14 million product licenses and had registered users in more than 170 countries. As a result, we have a diverse customer base that includes software developers, approximately 350 independent software vendors and numerous well established companies, such as Aetna, ADP, Citigroup, Coca-Cola, JP Morgan Chase Bank, Kraft Foods and Northrop Grumman.

Industry Background

       Organizations of every size need to analyze and assess their performance quickly and effectively. As a result, every organization has a fundamental and widespread need for useful information. The burden on organizations to make more effective use of information is increasing rapidly in today’s environment, which is characterized by increasing data volume, uncertain economic trends, increasing competition and heightened legislative and regulatory requirements for data collection, reporting and disclosure.

       Organizations have spent billions of dollars implementing software systems to efficiently capture, organize, store and protect data that measures their performance, including customer sales, expenses, inventory management and employee data. However, these transactional software systems were not primarily designed to facilitate easy access, viewing, manipulation and broad dissemination of data. Employees and customers often do not have access to the information within these systems. If they do, employees and customers do not typically have the ability to customize the information or analyze it from multiple perspectives. As a result, there is a basic need to access, analyze, understand and deliver information more effectively within and among organizations.

       A broad category of software known as business intelligence has been developed to help organizations address the need to transform the organizations’ growing amount of data into useful information. In 2002, IDC estimated that the market for business intelligence software would be $4.7 billion in 2003, expanding to an estimated $7.5 billion by 2006.

       Organizations have typically deployed business intelligence products that are custom developed or purchased as stand-alone products in a specific department or for an individual project. This approach has resulted in a proliferation of products and systems that are often not integrated with each other or existing enterprise systems and, as a result, only provide a fragmented view of the overall business. Many of these products and systems are costly and complex to maintain and support. In addition, many business intelligence products are designed primarily for sophisticated analytical users and are difficult for the non-technical user to master. Most non-technical users require intuitive and seamless access to data as part of their regular work tasks, regardless of where the data is stored in an organization.

       To allow broad user access to data within and among organizations and to maximize the organizations’ return on investment, a business intelligence product should meet a range of complex needs. A business intelligence product should integrate data from disparate systems and applications, scale to support large numbers of users and offer flexible reporting that is easy to use and provides a full range of presentation, formatting and interactivity. We believe there is a significant opportunity to provide organizations with a different approach to business intelligence software by focusing on the most common information and reporting needs. In order to accomplish this objective, we believe business intelligence products should serve as an underlying information infrastructure that allows every user to access information in a form appropriate for the user.

The Crystal Decisions Solution

       We develop, market and support products that enable users to access data, add value to it through analysis and reporting and reliably manage and deliver the results within business applications or processes. Our business is driven by a primary guiding principle: to help organizations bring together their people and information to improve decision-making and performance. Our products focus first on solving the most common business intelligence need, which is for information reporting and delivery. To achieve our goals, we designed our products as a core reporting and analysis infrastructure for an organization’s data systems and applications. Our products allow organizations to maximize the value of the data they have without requiring extensive re-engineering or creation of additional systems that cannot work with the existing transactional software systems.

       Our products offer the following benefits to our customers:

       Lower overall information technology costs through standardization. Our products have been designed to access data from, and integrate with, a wide range of existing transactional software, database and custom-built systems. Our products facilitate data access, analysis and reporting in a consistent, standardized manner. This standardization empowers more users to access more information in a more usable form and allows organizations to integrate functions and applications more easily. As a result, organizations can better use and increase the return on their existing information technology investments. We also believe that our products are able to lower the overall information technology purchase, maintenance and training costs for organizations by consolidating those data analysis and reporting systems into our single platform.

       Meet essential information management demands. We believe that information reporting, analysis and delivery are essential parts of almost every application in every organization. As organizations increasingly depend on using their information for most processes, the business intelligence infrastructure upon which they rely is subject to increased technological demands. We have developed our products to meet these demands and to be:

•	scalable in terms of concurrent user volume, capacities, processing, throughput and use of hardware assets;

•	reliable by providing high levels of uptime, high fault tolerance, disaster recovery and redundancy capability;

•	high performance in terms of response and processing times for users and requests;

•	manageable in terms of ease of deployment and cost of maintenance and ownership;

•	flexible enough to be used in any size deployment; and

•	extensible as organizational needs change over time.

       Address the information requirements of all users and organizations. Our products can be used by technical and non-technical staff to improve decision-making and enhance competitiveness. Our products are flexible enough to provide users with an appropriate level of interactivity and sophistication. We believe that our products create a complete and integrated reporting, analysis, query and information delivery infrastructure to satisfy the requirements of sophisticated analysts and technical users while also providing the ease of use necessary to appeal to non-technical users. To address the specific requirements of customers of all sizes and their projects, our products are available individually or together as an integrated suite.

       Ease of integration. Our products are designed to be easy to deploy, customize and integrate into a customer’s existing information technology environment and processes. As the needs of each customer are unique, our products are open and flexible enough to provide developers and systems integrators with the means to complete deployments on an organizational or departmental basis. As a result, our customers can use our products in the manner that best suits their requirements and generates value from their systems and software investments.

The Crystal Decisions Strategy

       Our goal is to become the leading global provider of business intelligence software and services through a focus on information reporting, analysis and delivery. To achieve this goal, we are pursuing the following strategies:

       Continue to enhance our technology leadership position. We believe we are a technology leader in business intelligence software. We intend to continue to devote significant resources to technology development and to introduce new products and components that promote broader and more effective use of information. We intend to extend our leadership in product scalability, reliability and performance by focusing on solving the information management complexities and challenges faced by organizations. In addition, we are enhancing our integrated products by expanding our software’s interoperability with various transactional software systems, operating systems, development environments and data repositories. We intend to continue to provide open and flexible software that permits application developers to integrate and implement our reporting, analysis and delivery functionality into the applications they develop.

       Increase sales through our broad multi-channel distribution model. We currently distribute our products through multiple distribution channels, including direct sales by our sales force and indirect sales by distributors, resellers, original equipment manufacturers and system integrators. We believe that this distribution strategy permits us to introduce all types of customers to our products and their benefits. We intend to continue to invest in developing these distribution channels to sell additional products to existing and new customers.

       Leverage our strategic relationships. We intend to continue to align with those companies that lead or significantly influence the platforms, developer tools and applications for the markets in which they participate. We believe that these relationships will help us develop and market products that will become standards within those companies’ markets. We currently have relationships with leading software vendors, such as Microsoft and SAP, which bundle and/or resell our software with their products. Our software is also bundled and/or resold with the products of approximately 350 independent software vendors, and we intend to continue to expand those relationships to increase market share and user adoption. In addition, we intend to continue to pursue relationships with leading systems integrators.

       Capitalize on our broad installed base of our products to drive wider enterprise adoption. We believe there is a significant opportunity to further penetrate our existing customer base with our current and future products. As of March 28, 2003, we had delivered over 14 million product licenses and had registered users in more than 170 countries. Components of our products are already in widespread use in a broad range of organizations. Therefore, we intend to continue to encourage customers to standardize their systems by extending their use of our products to our complete platform, which provides a fast and effective way for organizations to accelerate their return on investment in information management technology.

       Enhance our international sales and language support. We currently derive a substantial majority of our sales from our North American operations. We believe there is a significant opportunity to increase penetration of our products and services outside of North America. Currently, we have 25 offices located around the world, including Asia, Australia and Europe. We intend to further expand our sales, marketing and support efforts in Asia, Australia and Europe. We offer the current versions of all of our products in English, French, German and Japanese. Some of our products are also available in Korean, Simplified and Traditional Chinese, Italian and Spanish. We intend to support other languages and make other localization efforts to increase our sales outside North America.

Products

       We offer an integrated suite of business intelligence products that include:

   Crystal Reports

       Crystal Reports is an integrated software package for query, report design, application development and report publishing functions. Crystal Reports is used to generate data driven, highly formatted, interactive reports which are stored in a proprietary file format. Crystal Reports is designed in a range of versions to meet the needs of report authors, analysts and application developers. Crystal Reports allows these users to:

•	access most types of structured data;

•	format, design and process a variety of reports; and

•	integrate these reports into .NET, Java, COM and other development environments.

       Reports can be published in a variety of formats including DHTML, RTF, Microsoft Excel, PDF and XML. Crystal Reports is deployed on the Windows operating system and is available in Simplified Chinese, English, French, German, Italian, Japanese, Korean and Spanish.

       To build a common business report, such as a sales report, a technical report author could use Crystal Reports to access relevant sales and customer databases, organize and format the appropriate information, such as customer name, sales amount, product selection and shipping dates. The report could include tables of information, graphs, maps and/or images, conditional formatting, advanced business logic and summarized calculations. The finished report could be viewed and used by any end user, who could navigate the report by page or by clicking on charts or summaries for more detail and could also print or e-mail the report. An application developer could use one of the reporting components embedded within Crystal Reports to include this sales report as a seamless part of another application, such as a sales management system.

   Crystal Analysis

       Crystal Analysis consists of software that includes functions for user ad hoc analysis, analytic reporting, analytic application development and online analytical processing for multi-dimensional data. We provide Crystal Analysis products in a range of client and server versions for a variety of users including non-technical users, analysts and developers. Our client-based analysis product provides powerful and guided data navigation and enables the creation of interactive report applications. Our analytic server product can be used to consolidate large amounts of data with complex business logic to facilitate sophisticated analysis by the end user.

       All Crystal Analysis components can integrate with Crystal Enterprise and Crystal Reports. Our client-based analysis product can be deployed on Windows. Our analytic server product can be deployed on servers using the Windows, Solaris, AIX, HP-UX and Linux operating systems. Crystal Analysis is available in English, French, German and Japanese.

       A business analyst could use the client-based Crystal Analysis product to access a large multidimensional data warehouse and track key information, such as product sales by region over time. The business analyst could simultaneously integrate key variables, such as margin and pipeline, and interactively explore sales results using different views of the data to identify trends in the information and forecast the impact of changes on the sales model or product mix.

   Crystal Enterprise

       Crystal Enterprise is infrastructure software that integrates our products and fosters efficient management and delivery of report information. It offers a customizable solution for providing interactive information to employees, customers and suppliers. Crystal Enterprise addresses a range of information management needs including the need for:

•	a scalable, reliable platform to manage, process, store and deliver information to a large number of internal and external users; and

•	standardized reporting, analysis and information delivery across multiple business applications.

       Crystal Enterprise can be deployed on servers using the Windows, Solaris and AIX operating systems. Almost any web-browser or standards-based application can serve as the Crystal Enterprise user interface. Crystal Enterprise is available in English, French, German and Japanese.

       A customer could use Crystal Enterprise to build, deploy and maintain a web-based sales information application or to deliver specific sales reports as part of a packaged customer relationship management system. Crystal Enterprise would store report content from Crystal Reports or Crystal Analysis, integrate with the customer’s existing user security protocols and process reports on demand for any user. The user interface could be presented as a user-customized summary page with navigation, scheduling and viewing capabilities to enable easy use by any type of user.

   Crystal Applications

       Crystal Applications are software templates that provide reports, user interface components and data models to support common processes, such as performance management, sales force management, e-commerce and telecommunications billing analyses. These templates are built using our Crystal Enterprise platform and are functional examples of how our products can be combined to address specific issues. We believe that these templates help accelerate customer adoption and deployment of our products.

       A customer could customize, complete and deploy our performance management application template with Crystal Enterprise to provide a management scorecard to help track corporate performance against key metrics, such as number of new orders booked by month, days’ sales outstanding, customer shipments and sales representative turnover.

   Crystal Enterprise Partner Kits

       Our Crystal Enterprise partner kits are a series of software toolkits and packages that enable customers to integrate our products with those of other independent software vendors by providing an interface to the transactional software system’s data structures and security regimes. Most kits include data access drivers, sample reports and data structures and may include special documentation, support and services. We currently offer packages for many transactional software systems including SAP R/3, SAP BW, Siebel CRM, PeopleSoft and Baan ERP.

Services

       We believe that high quality, real time customer support is important to the successful marketing, sales and implementation of our products. Accordingly, in addition to offering our software products, we offer our customers a broad range of post-sale support services such as technical support, training and consulting. These services are designed to help us to optimize customer satisfaction and influence customers’ future purchasing decisions. We are committed to developing and sustaining long-term relationships with our customers and have dedicated substantial resources to customer service and support, including over 457 dedicated staff members as of March 28, 2003.

   Maintenance

       We offer maintenance programs for most of our products, which generally consist of product enhancements and upgrades when and as we make them available. We generally sell maintenance in 12-month increments.

   Professional Services

       To speed end user adoption of our products, our professional services organization provides consulting and training to plan and execute their deployment. We have a dedicated team in North America and England who perform these services for us alone or in combination with other consultants, system integrators or value added resellers.

   Technical Support

       Our technical support services are designed to assist our customers to use our products to their full potential. We believe effective technical support during product evaluations and implementations benefits our customers and that post-sales support has been and will continue to be a means to achieve greater customer satisfaction. We provide a range of technical support services to match the needs of different organizations including fee-for-service offerings. We operate technical support groups that are located at various sites around the world, including North America and Europe. We also offer 24 hour, seven-day toll-free telephone services with some types of technical support packages.

Strategic Relationships

       We have developed relationships with a wide range of technology vendors and service providers including industry leaders and influencers such as Microsoft and SAP. In many cases, we have integrated our products with those of the other party and our products are delivered with theirs. We believe these relationships generate new sales opportunities, increase our deployment capacity and enhance our products’ features.

   Microsoft

       We began our relationship with Microsoft in 1993. Microsoft currently integrates our products into its developer product suite, Visual Studio.NET and Business Solutions products. We receive advance notice of planned upgrades and improvements to Microsoft’s products so that we can integrate our products before shipment. We have a full time staff at Microsoft’s Redmond, Washington facilities. We also coordinate sales and marketing efforts where possible. Through its Business Solutions value-added reseller channel, Microsoft resells our products with its customer relationship management and enterprise resource planning products.

SAP

       We have an original equipment manufacturer and reseller arrangement with SAP whereby SAP incorporates our Crystal Enterprise and Crystal Reports products into SAP’s BW 3.0 product, its data warehouse product. We receive advance notice of planned upgrades and improvements to SAP’s products so that we can integrate our products before shipment. We have full time staff at a site adjacent to SAP’s Walldorf, Germany facility.

Other Strategic Relationships

       We also have original equipment manufacturer relationships with approximately 350 independent software vendors. These companies sell and support our products and/or integrate our products into their applications. As a result of these relationships, we believe our customers may derive incremental value from the other applications by using our integrated reporting and analysis products without a separate deployment or integration cycle. We consider our relationships with these companies to be of strategic importance to us because they are generally industry leaders and influence adoption of products and technologies by customers.

Customers

       As of March 28, 2003, we had delivered more than 14 million product licenses and had registered users in more than 170 countries. Our products are used by organizations of all sizes in almost every segment of the economy. As a result, we have a diverse customer base that includes a broad community of software developers and a number of well established companies. The following table lists some of our top 50 end user customers who purchased products directly from us by revenues, other than maintenance and support revenues, we recognized from July 3, 1999 to March 28, 2003.

Consumer/Retail
The Coca-Cola Company
Kraft Foods, Inc.
Safeway, Inc.

Financial Services/Insurance
Aetna Life Insurance Company
Automatic Data Processing, Inc.
Citigroup, Inc.
Insurance Corporation of British Columbia
J.P. Morgan Chase Bank
The Northern Trust Company
R+V Allegemeine Versicherung AG
Suntrust Banks, Inc.

Healthcare/Pharmaceuticals
Genentech, Inc.
Pfizer Inc.
Wyeth

Information and Other Technology
Microsoft Corporation
Seagate Technology	Manufacturing/Industrials
Air Products & Chemicals Inc.
The Boeing Company
Conagra Foods, Inc.
Dynegy Inc.
Ford Motor Company
Northrop Grumman Corporation
Toyota Motor Manufacturing
  North America, Inc.
Trans-Canada Pipelines Limited

Professional Services
KPMG International

Telecommunications
AT&T Corp.
AT&T Wireless Services, Inc.
SBC Operations, Inc.

       We derived a substantial portion of our revenues from one distributor, Ingram Micro, during the last three fiscal years. As a percentage of our total revenues, Ingram Micro accounted for 20% in fiscal 2000, 16% in fiscal 2001, 10% in fiscal 2002 and less than 10% in the nine months ended March 28, 2003. No other customer accounted for 10% or more of our total revenues in fiscal 2000, fiscal 2001, fiscal 2002 or the nine months ended March 28, 2003.

       Our customers often purchase licenses for a single location, department or division and may later expand their use of our products to other parts of their organizations. We believe we can sell additional licenses of our existing products to our existing customer base and also sell those customers new products as we expand our product line.

Customer Case Study

       The following case study illustrates how one of our customers, Aetna, a health insurance and benefits provider, adopted our products to solve a business problem. Aetna’s management needed to pull financial and operational data from disparate systems throughout the company, analyze that data quickly and present the resulting information in a form that would assist management in making effective business decisions. Aetna integrated our Crystal Enterprise 8.5 and Crystal Reports 8.5 products into its existing information systems, allowing Aetna to extract and present a unified view of financial and operational data from 50 different data sources that feed into its Microsoft SQL Server and IBM DB2 databases. Previously, in order for Aetna to tabulate monthly financial information from dozens of geographically dispersed offices, a full month was required using a combination of Microsoft Excel spreadsheets and Microsoft Word documents. With our products in place, Aetna was able to cut the time it takes to generate such monthly financial data from a full month to only 12 to 14 days. The reports created with our products present the information to Aetna’s management in a unified, flexible view that can break down financial and operational information based on business units, geography or customer segments. Additionally, by providing Aetna’s management with a one-company view of the organization, our software provides Aetna with a better view of the performance and profitability of its various products.

Sales and Marketing

       We organize our sales and marketing programs by geographic regions, including North America, Japan, the Asia Pacific region and the European region, which includes the Middle East and Africa. In most cases, we sell our English language products. In some cases, we adapt certain products for foreign markets, including translation of documentation and user interfaces to local languages.

       To reach our customers, we utilize a direct sales force and indirect sales channels, such as our original equipment manufacturer relationships and a network of resellers and distributors. Our sales channels are supported by our pre-sales and technical specialists. Customers can also purchase some of our products by downloading them over the Internet.

Direct Sales

       We sell our products primarily through a direct sales force that is comprised of field sales personnel, inside sales personnel, telesales personnel and our eStore staff. Our field sales force, consisting of customer account managers, professional service account coordinators and support managers, focus on mid-sized and large enterprises. Our inside sales force, consisting of customer account managers, professional services account coordinators and support managers, focus their efforts on small and mid-sized enterprises, with most selling conducted over the telephone. Our inside sales force most often contacts sales prospects who already use our Crystal Reports product. Our telesales group serves as a direct telephone link to customers who call our offices, affording us the opportunity to address customer issues and make additional sales. Our eStore provides us with an opportunity to test pricing and promotional strategies and conduct low-cost sales via the world wide web. Our direct sales force for North America is managed from our Vancouver, Canada offices. We also have a direct sales presence throughout the world managed from our offices in England, Japan and Singapore.

Indirect Sales

       Our indirect revenues include sales to distributors, other resellers and original equipment manufacturers and as a percentage of total revenues were 40% in fiscal 2000, 37% in fiscal 2001, 33% in fiscal 2002 and 33% in the nine months ended March 28, 2003. We have established indirect sales channels through distributors and resellers, who primarily focus their sales efforts on small and mid-sized organizations. We sell our products through original equipment manufacturers that bundle our products with theirs. We have a sales team targeted at developing and maintaining our relationships with original equipment manufacturers.

Marketing

       Our marketing activities consist of several key components:

•	targeted print advertising in trade, technical and business publications;

•	online advertising on our web site;

•	cooperative marketing programs with original equipment manufacturers, distributors and other resellers;

•	participation in seminars and tradeshows;

•	direct mailings to both prospective and existing customers; and

•	extensive public relations activities and programs to build relationships with key information technology community analysts and influencers.

       Our marketing groups produce, or oversee the production of, substantially all of our online and print product literature, brochures, advertising and similar marketing and promotional material.

Research and Development

       Since our inception, we have devoted significant resources to the development of our products and technology. We believe that our future success depends in large part on continued innovation and rapid product development. We conduct a majority of our research and development operations in Vancouver, Canada and Ipswich, England. As of March 28, 2003, our research and development team consisted of 438 persons.

       We had research and development expenses of $27.4 million in fiscal 2000, $29.2 million in fiscal 2001, $30.5 million in fiscal 2002 and $29.9 million in the nine months ended March 28, 2003. Our customers did not fund any of our research and development expenses in fiscal 2000, fiscal 2001, fiscal 2002 or during the nine months ended March 28, 2003. We pursue our product development objectives by developing new software products and product enhancements internally, but may from time to time acquire products, technologies and businesses complementary to ours or form alliances with other companies. We recently began to outsource some of the final quality assurance testing for our products and anticipate that we may outsource other development functions in the future.

Patents and Intellectual Property Rights

       Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information. Due to the rapidly changing nature of applicable technologies, we believe that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how and development of new products are generally more important than patent protection. We have two United States issued patents, seven patent applications pending in the United States and one foreign patent application pending. We also have an ongoing trademark registration program pursuant to which we register some of our product names, slogans and logos in the United States and in some foreign countries.

       We also use contractual provisions to protect our intellectual property rights. We license our software to be integrated or sold with the products of numerous independent software vendors, as well as licensing directly to end users. These license agreements, which address our technology, documentation and other proprietary information, include restrictions intended to protect and defend our intellectual property. These licenses are generally non-transferable and are typically perpetual. We also require all of our employees, contractors and many of those with whom we have business relationships to sign non-disclosure and confidentiality agreements.

       Our products also include third party software that we obtain the rights to use through license agreements. We use this software primarily to add features that we do not choose to develop internally.

Competition

       The market for our products is highly competitive, rapidly evolving and subject to changing technology, customer needs and new product introductions. We compete principally with vendors of integrated query, reporting, analysis and information delivery software, such as Actuate, Brio Software, Business Objects, Cognos, Hummingbird, Information Builders and MicroStrategy. We also face or expect to face some competition from the SAS Institute and Informatica and expect increased competition from additional market entrants, including companies that specialize in the development, marketing and support of software products that assist users to access, analyze and interpret data to make business decisions. We also face competition from database and application vendors, such as Microsoft, Oracle, SAP and IBM, who offer reporting and analysis tools with their products.

       The competitive factors affecting the market for our products include:

•	product functionality;

•	performance and reliability;

•	quality of customer support;

•	ease of use and installation;

•	availability and quality of consulting and implementation services;

•	vendor reputation;

•	demonstrable cost-effective benefits for users;

•	price;

•	sales and marketing capabilities; and

•	financial stability of the software provider.

       We believe that we currently compete effectively with our competitors on the basis of these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. To be successful in the future, we believe that we must respond promptly and effectively to the challenges of technological change and our competitors’ innovations by continually enhancing our product offerings. Performance in these areas will in turn depend upon our ability to attract and retain highly qualified technical personnel in a competitive market for experienced and talented software developers.

Employees

       As of March 28, 2003, we had 1,703 full-time employees, including 599 in sales and marketing, 457 in services and support, 438 in research and development and 209 in general and administrative functions. None of our employees are represented by a labor union or are the subject of a collective bargaining agreement. We have never experienced a work stoppage and believe that our employee relations are good. We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, product development, sales and marketing personnel.

Properties

       Our principal executive offices are located in Palo Alto, California. Our other principal facilities are located in Canada and the United Kingdom. The majority of our facilities are occupied under leases that expire at various times through fiscal 2015. At March 28, 2003, our leased space approximates 350,000 square feet with approximately 220,000 square feet located in Canada, 60,000 square feet located in the United States, 49,000 square feet located in Europe and 21,000 square feet located in the Asia Pacific region. These figures exclude approximately 68,000 square feet of unoccupied space in Canada and approximately 3,000 square feet leased to others in the United States.

       We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Legal Proceedings

       In November 1997, Vedatech commenced an action in the Chancery Division of the High Court of Justice in the United Kingdom against Crystal Decisions (UK) Limited, our wholly owned subsidiary. The liability phase of the trial was completed in March 2002, and we prevailed on all claims except for a quantum meruit claim. The court ordered the parties to mediate the amount of that claim and we came to a mediated settlement with Vedatech in August 2002. The mediated settlement was not material to our operations and contained no continuing obligations. In September 2002, however, we received notice that Vedatech is seeking to set aside the settlement. In April 2003, we filed an action in the High Court of Justice seeking a declaration that the mediated settlement agreement is valid and binding. Although we believe that Vedatech’s basis for seeking to set aside our mediated settlement is meritless, the outcome cannot be determined at this time. If our mediated settlement were to be set aside, a negative outcome could adversely affect our business, results of operations and financial condition.

       In addition to the foregoing, we are subject to other litigation in the ordinary course of our business. While we believe that the ultimate outcome of these matters will not have a material adverse effect on us, the outcome of these matters is not determinable and negative outcomes may adversely affect business, results of operations and our financial condition.

MANAGEMENT

Directors and Executive Officers

       Our directors and executive officers and certain information about them as of March 28, 2003 are as follows:

			Director or
			Executive
			Officer
Name	Age	Position	Since

Jonathan J. Judge	49	President, Chief Executive Officer and Director	2002
William G. Gibson	54	Chief Operating Officer	2000
Eric Patel	46	Chief Financial Officer	1999
Anthony L. Wind	41	Chief Technology Officer	2001
Andrew L. Handford	36	Vice President of Products and Research and Development	2001
Gregory B. Kerfoot	43	Chairman of the Board of Directors	1999
Fred D. Anderson	58	Director	2002
Robert L. Bailey	45	Director	2003
Justin T. Chang	35	Director	2001
Stephen J. Luczo	46	Director	1999
David J. Roux	46	Director	2001
John W. Thompson	53	Director	2001
Donald L. Waite	70	Director	1999

       Jonathan J. Judge has served as our president and chief executive officer since October 2002 and a director since November 2002. From 1976 until he joined our company, Mr. Judge held various management positions with IBM, most recently as general manager of IBM’s personal computing division.

       William G. Gibson has served as our chief operating officer since September 2000. From April 1998 to September 2000, Mr. Gibson served as the president, western region, of Rogers Wireless, Inc. From August 1997 to March 1998, Mr. Gibson served as vice president-business units at Lucent Technologies, Inc. Mr. Gibson served as vice president and general manager at Sprint PCS from April 1997 to August 1997. Mr. Gibson served as vice president and general manager of Ameritech Cellular and Paging from June 1993 to April 1997.

       Eric Patel has served as our chief financial officer since November 1999. From February 1997 to November 1999, Mr. Patel served in various capacities at University Games, a board game manufacturing company, the most recent of which was chief financial officer and vice president of operations and international sales and marketing. From May 1993 to November 1996, Mr. Patel served as director of strategy for Dreyers Ice Cream.

       Anthony L. Wind has served as our chief technology officer since July 2001. From December 1999 to July 2001, Mr. Wind served as our vice president of products and research and development. From February 1998 to December 1999, Mr. Wind served as our predecessor’s vice president of products. Mr. Wind served as director of research and development for our predecessors from September 1994 to February 1998.

       Andrew L. Handford has served as our vice president of products and research and development since July 2001. From June 1999 to July 2001, Mr. Handford served as our director of product management. From July 1995 to June 1999, Mr. Handford held a series of management roles in our company and its predecessors.

       Gregory B. Kerfoot has served as a director since August 1999 and has served as the chairman of our board of directors since July 2002. Mr. Kerfoot served as our chief executive officer from August 2000 until October 2002, and as president from August 1999 to October

2002. Mr. Kerfoot also served as our chief operating officer from August 1999 until August 2000. Mr. Kerfoot joined Old Seagate in May 1994 when Old Seagate acquired Crystal Computer Services. He continued as director of research and development for Crystal Computer Services. In May 1996, he was appointed president of Crystal Computer Services and later in 1996 was named executive vice president and general manager of Crystal Computer Services. From September 1997 to September 1999, Mr. Kerfoot served as the chief strategic officer for Seagate Software Holdings, as well as executive vice president and general manager of Seagate Software Holdings.

       Fred D. Anderson has served as a member of our board of directors since August 2002. Mr. Anderson is executive vice president and chief financial officer of Apple Computer, Inc., which he joined in April 1996. Mr. Anderson is also a member of the board of directors of 3Com Corporation.

       Robert L. Bailey has served as a member of our board of directors since April 2003. Mr. Bailey is the president and chief executive officer of PMC-Sierra, Inc. in which capacity he has served since July 1997. Mr. Bailey has served as a director for PMC-Sierra since October 1996 and as chairman of PMC-Sierra’s board of directors from February 2000 to February 2003.

       Justin T. Chang has served as a member of our board of directors since February 2001. Mr. Chang is a partner of Texas Pacific Group and has been an executive of Texas Pacific Group since 1993. Prior to joining Texas Pacific Group, Mr. Chang was a financial analyst in the Merchant Banking Group and the Mergers and Acquisitions Group of Wasserstein Perella & Co., Inc. Mr. Chang is also a member of the board of directors of ON Semiconductor.

       Stephen J. Luczo has served as a member of our board of directors since August 1999. Mr. Luczo served as our chairman of the board of directors from August 1999 to July 2002 and served as our chief executive officer from August 1999 to November 2000. Mr. Luczo became the chief executive officer and a director of Seagate Technology and New SAC in November 2000. From July 1998 to May 2000, he served as president and chief executive officer of Old Seagate and was a director of Old Seagate from July 1998 to November 2000. He joined Old Seagate in October 1993 as senior vice president, corporate development. In March 1995, he became Old Seagate’s executive vice president, corporate development and chief operating officer of the software group. Mr. Luczo is a member of the Listed Company Advisory Committee of the New York Stock Exchange.

       David J. Roux has served as a member of our board of directors since February 2001. Mr. Roux is a managing member of Silver Lake Partners, a private equity firm he co-founded in January 1999. Since November 2000, Mr. Roux has served as chairman of New SAC and as a director of Seagate Technology. From November 2000 until June 2002, Mr. Roux also served as chairman of Seagate Technology. From February 1998 to November 1998, he served as the chief executive officer and president of Liberate Technologies. From September 1994 until December 1998, Mr. Roux held various management positions with Oracle Corporation, most recently as executive vice president of corporate development. Before joining Oracle, Mr. Roux served as senior vice president, marketing and business development at Central Point Software from April 1992 to July 1994. Mr. Roux is a member of the boards of directors of Gartner, Inc. and VERITAS.

       John W. Thompson has served as a member of our board of directors since February 2001. Mr. Thompson has served as a director of Seagate Technology since November 2000. Mr. Thompson is chairman of the board of directors and chief executive officer of Symantec Corporation, which he joined in April 1999. From 1971 to April 1999, Mr. Thompson held various executive and management positions with IBM. Mr. Thompson is a member of the boards of directors of NiSource Inc. and United Parcel Service, Inc.

       Donald L. Waite has served as a member of our board of directors since August 1999. Since November 2000, Mr. Waite has served as executive vice president and chief administrative officer of New SAC and Seagate Technology. Mr. Waite also serves as officer and/or director of several subsidiaries and affiliates of Seagate Technology. From March 1995 to November 2000, Mr. Waite served as executive vice president and chief administrative officer of Old Segate. Mr. Waite also served as chief financial officer of Old Seagate from October 1983 to February 1998. Mr. Waite joined Old Seagate in 1983. Mr. Waite also serves as a member of the board of directors of California Micro Devices Corporation.

Board Composition

       Our board of directors consists of nine members, each of whom is currently subject to election at our annual meeting of stockholders. Our board of directors is able to change the number of directors to ten without the approval of our stockholders but will be limited from making any other changes to the size of our board by our stockholders agreement with New SAC and some of New SAC’s shareholders that will be in effect when the registration statement related to this offering is declared effective by the Securities and Exchange Commission. See “Our Relationships and Arrangements with New SAC, Seagate Technology, our Officers and our Directors — Crystal Decisions Stockholders Agreement” for a discussion of how our directors are nominated and our committees are composed.

       Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

       Our board of directors has a nominating and corporate governance committee, an audit committee, a compensation committee and, as of the closing of this offering will have, a strategic and financial transactions committee. Each of our committees will have the composition and responsibilities described below:

   Nominating and Corporate Governance Committee

       Our nominating and corporate governance committee is comprised of Messrs. Chang, Kerfoot and Roux, each of whom is a non-management member of our board of directors. The nominating and corporate governance committee is entitled to nominate four of our nine directors, subject to the approval of a majority of our board of directors. In the event that we elect to increase the size of our board of directors to ten members, then the nominating and corporate governance committee will be entitled to nominate five of our 10 directors. Additionally, the nominating and corporate governance committee is responsible for, among other things:

•	developing and recommending to our board of directors a set of corporate governance principles applicable to our company;

•	overseeing the process for evaluating our board of directors and management;

•	evaluating the current composition, organization and governance of our board of directors and its committees, determining future requirements and making recommendations to our board of directors for approval; and

•	reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee and its members, including the compliance of the nominating and corporate governance committee with its charter.

   Audit Committee

       Our audit committee is comprised of Messrs. Anderson, Bailey, Thompson and Waite, each of whom is a non-management member of our board of directors. Messrs. Anderson, Bailey and Thompson are independent directors within the meaning of the independent director and audit committee requirements for quotation on the Nasdaq National Market. We intend to seek an exemption for Mr. Waite to remain on our audit committee after the completion of this offering.

   Compensation Committee

       Our compensation committee is comprised of Messrs. Anderson, Luczo, Roux and Thompson, each of whom is a nonmanagement member of the board of directors. In accordance with our compensation committee charter, at least two members of the compensation committee are outside directors as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and at least two members are nonemployee directors within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. The compensation committee is responsible for, among other things:

•	reviewing and making recommendations to our board of directors relating to the compensation policy for our employees, officers, directors and consultants;

•	reviewing and making recommendations to our board of directors regarding all forms of compensation to be provided to our chief executive officer and all equity compensation grants to our officers;

•	reviewing and making recommendations to our board of directors regarding general compensation goals and guidelines for our employees and the criteria by which bonuses to our employees are determined;

•	making recommendations to our board of directors with respect to amendments to our benefit plans and changes to the number of shares reserved for issuance under our benefit plans; and

•	producing an annual report on executive compensation for inclusion in our annual proxy statement.

   Strategic and Financial Transactions Committee

       Our strategic and financial transactions committee will be effective when this offering occurs and will be comprised of Messrs. Chang, Judge, Luczo and Roux. The committee is responsible for discussing matters relating to mergers, acquisitions or capital raising events in which we may have the opportunity to participate from time to time. After analyzing each potential transaction, the committee will make a recommendation to the board of directors for its consideration in determining whether to pursue a given transaction.

Director Compensation

       Beginning in June 2003, we will pay our directors cash compensation of $25,000 per year for their service as members of our board of directors. We will also pay the chairperson of our audit committee an additional $10,000 per year and the other members of that committee an additional $5,000 per year. We reimburse our directors for reasonable travel expenses in connection with attendance at board and committee meetings. Prior to May 2003, we did not pay any cash compensation to our directors, except for reimbursement for reasonable travel expenses in connection with attendance at board and committee meetings.

       Under our 1999 stock option plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors. In May 2003, we granted each of Messrs. Anderson, Chang, Luczo, Roux, Thompson and Waite an option to acquire

10,000 shares of our common stock at $16.00 per share. In May 2003, we granted Mr. Bailey an option to purchase 25,000 shares of our common stock at $16.00 per share. In August 2002, we granted Mr. Anderson an option to purchase 25,000 shares of our common stock at $11.00 per share. In May 2001, we granted each of Messrs. Chang, Roux and Thompson an option to purchase 25,000 shares of our common stock at $8.00 per share. In November 1999, we granted Mr. Luczo an option to purchase 137,500 shares and granted Mr. Waite an option to purchase 25,000 shares of our common stock at an exercise price of $8.00 per share. Each of the grants vest as to 25% of the shares at the first anniversary of grant and as to 1/48th of the shares monthly thereafter. After this offering is completed, nonemployee directors will receive stock options pursuant to the 2002 director option plan. If desired, our board may also grant options to our directors under our 2002 stock option plan, which will become effective when the registration statement related to this offering is declared effective by the Securities and Exchange Commission.

Compensation Committee Interlocks and Insider Participation

       Our board of directors established its compensation committee in November 1999. Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. Mr. Luczo, a member of our board and compensation committee, is an executive officer of Seagate Technology. Mr. Luczo is also a former officer of our company.

EXECUTIVE COMPENSATION

Summary Compensation Table

       The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to us during fiscal 2000, 2001 and 2002, to our chief executive officer and our four next most highly compensated executive officers, to whom we refer to collectively as the named executive officers in this prospectus, each of whose compensation exceeded $100,000 in fiscal 2002.

						Long-Term
						Compensation
						Awards
		Annual
		Compensation				Securities
	Fiscal				Other Annual	Underlying
Name and Principal Position	Year	Salary	Bonus		Compensation	Options(1)

Jonathan J. Judge	2002	—	—		—	—
President and Chief Executive	2001	—	—		—	—
Officer(2)	2000	—	—		—	—
Gregory B. Kerfoot	2002	$262,500	$500,000		—	250,000
Chairman of the Board(3)	2001	235,386	231,800	(4)	—	—
	2000	238,090	—		—	1,500,000
William G. Gibson	2002	245,223	97,580		—	100,000
Chief Operating Officer(5)	2001	218,259	120,620		—	200,000
	2000	—	—		—	—
Eric Patel	2002	189,172	97,853		—	50,000
Chief Financial Officer(6)	2001	188,024	102,976		$82,690 (7)	50,000
	2000	114,430	56,771		—	125,000
Anthony L. Wind	2002	180,467	52,548		—	28,500
Chief Technology Officer	2001	167,001	55,050		—	25,000
	2000	145,855	22,804		—	125,000
Andrew L. Handford	2002	131,900	49,013		—	14,062
Vice President of Products and	2001	115,787	22,144		—	13,500
Research and Development	2000	87,411	9,553		—	50,000

(1)	The stock options listed in the table represent options to purchase our common stock. See “Option Grants in Fiscal 2002” for additional information regarding options to purchase our stock granted during fiscal 2002.

(2)	Mr. Judge became our president and chief executive officer in October 2002 and will be paid an annual base salary of $400,000 with a maximum bonus payout of $800,000. See “Employment Contracts, Change-of-Control Arrangements and Separation Agreements” for additional information regarding Mr. Judge’s agreement.

(3)	Mr. Kerfoot was our chief executive officer from August 2000 to October 2002, our president from August 1999 to October 2002 and our chief operating officer from August 1999 to August 2000.

(4)	Mr. Kerfoot donated his bonus to the Crystal Decisions Foundation, a non-profit charitable foundation.

(5)	Mr. Gibson’s compensation for fiscal 2001 included amounts since joining us in September 2000 as our chief operating officer.

(6)	Mr. Patel’s compensation for fiscal 2000 included amounts since joining us in November 1999 as our chief financial officer.

(7)	Fiscal 2001 other annual compensation included approximately $76,900 related to a one-time net tax equalization amount that was paid by us on Mr. Patel’s behalf after his repayment of certain advances for Canadian tax liabilities.

       All named executive officers are employed in Canada and paid in Canadian dollars. The amounts shown in the above table are expressed in U.S. dollars converted from Canadian dollars using the weighted average annual exchange rate for the relevant fiscal year.

Option Grants in Fiscal 2002

       The following table sets forth certain information concerning grants of stock options to each of our named executive officers during fiscal 2002.

					Potential Realizable Value
		% of Total			at Assumed Annual
	Number of	Options			Rates of Stock
	Securities	Granted to			Price Appreciation
	Underlying	Employees	Exercise or		for Option Term
	Options	in Fiscal	Base Price	Expiration
Name	Granted	Year	Per Share	Date	5%	10%

Jonathan J. Judge(1)	—	—	—	—	—	—
Gregory B. Kerfoot	250,000	13.09%	$8.50	11/13/11	$1,336,401	$3,386,703
William G. Gibson	100,000	5.24	8.50	11/13/11	534,560	1,354,681
Eric Patel	50,000	2.62	8.50	11/13/11	267,280	677,341
Anthony L. Wind	28,500	1.49	8.50	11/13/11	152,350	386,084
Andrew L. Handford	14,062	0.74	8.50	11/13/11	75,170	190,495

(1)	Mr. Judge became our president and chief executive officer in October 2002. See “Employment Contracts, Change-of-Control Arrangements and Separation Agreements” for a discussion of his initial grant.

       All stock options granted to named executive officers in fiscal 2002 vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to 1/48th per month thereafter. Under our 1999 stock option plan, our board retains discretion to modify the terms of outstanding options. The percentage of total options granted was based on aggregate grants of options to purchase 1,909,909 shares of common stock to our employees and named executive officers in fiscal 2002.

       The foregoing options were granted to our named executive officers at an exercise price equal to the fair market value of our common stock on the grant date, as determined by the compensation committee of our board of directors. Because there was no public market for our stock prior to this offering, the compensation committee determined the fair market value of our common stock by considering a number of factors, including, but not limited to, contemporaneous independent valuations, our current financial performance and prospects for future growth and profitability, the status of product releases and product integration, the absence of a resale market for our common stock, the control position held by New SAC and comparisons of certain of our key metrics with similar metrics for comparable publicly traded companies, including measures of market capitalization based on revenue multiples, price-to-earnings ratios and operating margins.

       The table sets forth the hypothetical gains or option spreads that would exist for the options at the end of their respective ten-year terms based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted until the expiration of the ten-year option term. The disclosure of 5% and 10% assumed rates is required by the rules of the Securities and Exchange Commission and does not represent our estimate or projection of future common stock prices or stock price growth.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

       The following table sets forth certain information regarding the exercise of stock options in fiscal 2002 by the named executive officers and the value of options held by these individuals at June 28, 2002.

			Number of Securities		Value of Unexercised in-
	Number of		Underlying Unexercised		the-Money Options at
	Shares		Options at June 28, 2002		June 28, 2002
	Acquired on	Value
Name	Exercise	Received	Exercisable	Unexercisable	Exercisable	Unexercisable

Jonathan J. Judge	—	—	—	—	—	—
Gregory B. Kerfoot	100,000	$50,000	899,999	750,001
William G. Gibson	—	—	91,666	208,334
Eric Patel	—	—	101,562	123,438
Anthony L. Wind	—	—	93,749	84,751
Andrew L. Handford	—	—	38,958	38,604

       The value received is calculated as the market value of our common stock at the exercise date minus the exercise price. The value of unexercised in-the-money options is deemed to be the fair market value of our common stock at fiscal year end minus the exercise price. The fair market value of our common stock on June 28, 2002, as determined by the compensation committee of our board of directors, was $12.00 per share. However, we have used the estimated initial public offering price of $          per share for purposes of this computation.

Employment Contracts, Change-of-Control Arrangements and Separation Agreements

       In September 2002, we entered into an agreement with Mr. Judge in connection with Mr. Judge’s employment as our president and chief executive officer. We agreed to pay Mr. Judge a base salary of $400,000 with additional performance-based bonus compensation of up to a maximum of $800,000 per year. Mr. Judge also received an option grant of 1,000,000 shares at a per share exercise price of $11.00 in November 2002. Mr. Judge’s initial option vests as to 25% of the shares on the first anniversary of his employment with us and as to 1/48th of the total number of shares monthly thereafter. In addition, we agreed to recommend to our board of directors that the board grant Mr. Judge an option to purchase 125,000 shares of our stock upon successful completion of an initial public offering, as well as an option to purchase an additional 125,000 shares of stock upon completion of four successive quarters of attaining 100% of our revenues and profitability targets after completion of an initial public offering. These additional options will be granted at a fair market value to be determined by the board of directors on the date of grant and will be subject to four-year vesting from the date of grant.

       Mr. Judge also is entitled to health benefits as well as reimbursement for reasonable premium costs for a $1 million term life insurance policy, up to a maximum annual premium of $20,000. We agreed to provide Mr. Judge with coverage for typical relocation expenses, reasonable attorneys’ fees in connection with the negotiation of his letter agreement and reasonable annual tax and financial planning expenses.

       We have agreed to pay Mr. Judge a severance payment of $400,000 upon termination of his employment for any reason after five years as our employee. We have also agreed to assist Mr. Judge in establishing a Canadian immigrant trust. Mr. Judge agreed to place his Georgia residence in the trust during his employment with us for up to one day less than five years. In return, we agreed to pay or reimburse Mr. Judge for any Canadian departure taxes arising from his residence relating to the employment period of up to one day less than five years. If Mr. Judge is employed by us for at least five years, we have agreed to pay or reimburse him for any Canadian departure taxes related to his residence whenever the departure tax liability may arise, including following termination of his employment for any reason. However, if we terminate his employment without cause prior to his five-year employment anniversary, we will not be obligated to cover his Canadian departure taxes related to his residence. We refer to these payments as the residence tax payments.

       In the event that we terminate Mr. Judge for any reason other than cause or if he resigns as a result of involuntary termination on or before his one-year anniversary of employment with us, we have agreed to pay Mr. Judge, in lieu of any other severance other than the severance payment or the residence tax payments, if due, 1.5 times his base salary and target bonus for the year and to cover his COBRA premiums for the full period provided by law or provide up to $2,500 per month for the same period in reimbursement for healthcare premiums if COBRA is not available. In the event that this termination occurs after his one-year anniversary of his employment with us, we have agreed to pay him the sum of his base salary and target bonus for the year in addition to the coverage for the COBRA premiums discussed above. In the event that we terminate Mr. Judge for cause or if he voluntarily resigns other than pursuant to involuntary termination, we may elect, in our sole discretion, to provide him with the benefits described in this paragraph so that he will be subject to a non-compete agreement and so that he will sign a release of all claims against us, our directors and our employees.

       In the event of a change of control, we have agreed to provide Mr. Judge with immediate vesting of 50% of his then unvested shares with respect to his initial option grant of 1,000,000 shares and his pending grant of 125,000 options to be granted upon the successful completion of our initial public offering, as well as one additional year of vesting on any of his other options. In the event that he resigns within three months following a change of control in which he is not made the chief executive officer of the surviving entity, we have agreed to pay Mr. Judge, in lieu of any other severance other than the accelerated vesting described above and the severance and residence tax payments, if due, and a lump sum cash payment equal to two times the sum of his base salary and target bonus. In the event of an involuntary termination or termination by us without cause within 12 months following a change of control, we have agreed to pay Mr. Judge, in lieu of any other severance other than the accelerated vesting and the severance and residence tax payments, if due, a lump sum cash payment equal to two times the sum of his base salary and target bonus for the year, as well as providing full acceleration of his initial option grant of 1,000,000 shares and his pending grant of 125,000 shares and acceleration of one year of vesting for all of his other options, if any.

       In July 2000, we entered into an agreement with Mr. Gibson in connection with Mr. Gibson’s employment as our chief operating officer. We agreed that if we terminated Mr. Gibson’s employment without just cause for which we have agreed to provide him written notice, we would pay him his then current base salary for one year, an amount equal to his bonus for the calendar year immediately preceding his termination and an allowance of 10% of his annual base salary in lieu of all other benefits. We would be required to pay these amounts to Mr. Gibson monthly over a one year period.

       Other than our agreements with Messrs. Judge and Gibson, we currently do not have change-of-control or separation agreements with any of the named executive officers nor do we have any employment agreements that require our officers to provide services to us for any specific term.

Incentive Plans

1999 Stock Option Plan

       Our board of directors adopted our 1999 stock option plan in August 1999 and reserved 11,250,000 shares of common stock for issuance under the 1999 plan. The 1999 plan was approved by our stockholders in August 1999.

       The 1999 plan provides for grants of incentive stock options to employees, including officers and employee directors and nonstatutory stock options to employees, consultants and nonemployee directors of our company, our parent and our respective subsidiaries. The purposes of our 1999 plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants to perform future services and to promote the success of our business. At the direction of the board of directors, the compensation committee administers our 1999 plan and determines, among other things, the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

       The term of the options granted under the 1999 plan is set forth in the option agreement. The term of an option may not exceed ten years and, in the case of an incentive stock option granted to an optionee who owns more than 10% of the voting power of all the classes of stock of our company, parent or subsidiaries at the time of grant, the term of an option may not exceed five years. The exercise price for options granted under the 1999 plan is determined in the option agreement. However, in the case of options granted to an employee who owns stock representing more than 10% of the voting power of all classes of voting stock of our company, parent or subsidiaries, the exercise price may be no less than 110% of the fair market value of a share of our common stock at the time of the grant. For all other employees, the exercise price may not be less than fair market value of our common stock for an incentive stock option and may not be less than 85% of the fair market value for a nonstatutory stock option. Generally, options granted under the 1999 plan vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to 1/48th per month thereafter of the shares subject to the option.

       No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than 2,500,000 shares. However, in connection with his or her initial employment, an employee may be granted options to purchase up to an additional 1,500,000 shares that will not count against the 2,500,000 share limit.

       In the event of a merger of our company or a sale of substantially all of our assets, any option which is not assumed or substituted by a successor will fully vest and then terminate upon the completion of the merger or sale.

       The 1999 plan will terminate in August 2009, unless our board of directors terminates it sooner. Our board of directors has determined that we will not grant any additional options under the 1999 plan after this offering occurs other than under our French or United Kingdom sub-plans until such time as we receive sufficient regulatory approvals to grant options to persons in these jurisdictions under our 2002 stock option plan.

       As of March 28, 2003, we had issued 512,079 shares of common stock upon the exercise of options under the 1999 plan. In addition, there were 8,686,357 options to purchase shares of our common stock outstanding and 2,050,680 shares available for grant under the 1999 plan as of March 28, 2003.

       Certain shares issued and option grants made under the 1999 plan to residents of California and New York may not have complied with all applicable securities laws of those states. Accordingly, we are planning to make a rescission offer to these stockholders and optionees after this offering which will allow the holders to elect, during a limited period of time, to return their shares or options to us in return for a payment equal to their purchase price or a portion of their exercise price, plus any applicable interest. Approximately 129,637 outstanding shares of our common stock and approximately 471,082 shares subject to outstanding options as of March 28, 2003 will be subject to the rescission offer. The shares and options had purchase and exercise prices ranging from $8.00 to $16.00 per share.

2000 Stock Option Plan

       Our board of directors adopted our 2000 stock option plan in June 2000 and reserved 100,000 shares of common stock for issuance under the 2000 plan. Our stockholders approved the 2000 plan in June 2000.

       The 2000 plan provides for grants of incentive stock options to employees, including officers and employee directors, of our company, parent or subsidiaries and nonstatutory stock options to employees, consultants and non-employee directors of our company, our parent and our respective subsidiaries. The purposes of our 2000 plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and non-employee directors and to promote the success of our business. At the request of the board of directors, the compensation committee administers our 2000 plan and determines, among other things, the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

       The term of the options granted under the 2000 plan is set forth in the option agreement. The term of an option may not exceed ten years and, in the case of an incentive stock option granted to an optionee who owns more than 10% of the voting power of all of the classes of stock of our company, parents or subsidiaries at the time of grant, the term of an option may not exceed five years. The exercise price for options granted under the 2000 plan is determined in the option agreement. However, in the case of options granted to an employee who owns stock representing more than 10% of the voting power of all classes of voting stock of our company, parent or subsidiaries, the exercise price may be no less than 110% of the fair market value of a share of our common stock at the time of the grant. For all other employees, the exercise price may not be less than fair market value of our common stock for an incentive stock option and may not be less than 85% of the fair market value for a nonstatutory stock option. Under the terms of the stock option agreements under which the outstanding stock options were granted, the options were granted at fair market value and become fully vested and exercisable immediately prior to a merger or sale of substantially all of our assets, or on the date upon which a registration statement related to our initial public offering is declared effective by the Securities and Exchange Commission. We will have to recognize compensation expense upon vesting of these options when our initial public offering occurs, as all of the options under this plan have been granted to employees of our parent or another subsidiary.

       The 2000 plan will terminate in June 2010, unless our board of directors terminates it sooner. Our board of directors has determined that we will not grant any additional options under the 2000 plan after this offering occurs.

       As of March 28, 2003, we had granted options to purchase 80,725 shares of our common stock under the 2000 plan of which 53,225 options were outstanding; however, no shares have been issued upon the exercise of options under the 2000 plan. As of March 28, 2003, 46,775 shares remained available for grant under the 2000 plan.

2002 Stock Option Plan

       Our board of directors adopted our 2002 stock option plan in May 2002 and amended it in May 2003. We expect the 2002 stock option plan to be approved by our stockholders prior to the effective date of this offering. This plan will be effective upon the effective date of a registration statement filed with the Securities and Exchange Commission in connection with this offering. A total of 2,500,000 shares of common stock have been reserved for issuance under our 2002 plan, together with an annual increase in the number of shares of common stock reserved under the plan beginning on the first day of our fiscal year, commencing July 3, 2004, in an amount equal to the lesser of:

•	3,750,000 shares of common stock;

•	5.0% of our outstanding shares of common stock on the last day of the prior fiscal year; or

•	an amount determined by our board of directors.

       The 2002 plan provides for grants of incentive stock options to our employees including officers and employee directors of our company, parent or subsidiaries and nonstatutory stock options to employees, consultants and nonemployee directors. The purposes of our 2002 plan are to attract and retain the best available personnel, to provide additional incentive to our employees, consultants and nonemployee directors and to promote the success of our business. At the request of the board of directors, the compensation committee administers our 2002 plan and determines, among other things, the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

       The term of the options granted under the 2002 plan is set forth in the option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10% of the total combined voting power of all classes of stock of our company, parent or subsidiaries at the time of grant, the term of an option may not exceed five years. Options granted under the 2002 plan vest and become exercisable as set forth in each option agreement.

       With respect to any optionee who owns more than 10% of the total combined voting power of all classes of stock of our company, parent or subsidiaries, the exercise price of any stock option granted must be at least 110% of the fair market value of our common stock on the grant date. For all other employees, the exercise price may not be less than fair market value. However, for all employees, options may be granted with an exercise price of less than fair market value on the date of grant pursuant to a merger or other corporate transaction.

       No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than 500,000 shares or 2,000,000 shares in the case of an employee’s initial employment.

       In the event of a merger of our company or a sale of substantially all of the assets of our company, any option that is not assumed or substituted by a successor will fully vest and will terminate upon completion of the transaction.

       The 2002 stock option plan will terminate in May 2013, unless our board of directors terminates it sooner.

       As of March 28, 2003, we had not granted any options nor issued any shares of common stock upon the exercise of options granted under our 2002 plan and 2,500,000 shares remain available for grants under our 2002 plan.

   2002 Director Option Plan

       Our board of directors adopted our 2002 director option plan in May 2002 and amended it in May 2003. We expect the 2002 director option plan to be approved by our stockholders prior to the effective date of this offering. This plan will become effective upon the effective date of a registration statement filed with the Securities and Exchange Commission in connection with this offering. We have reserved a total of 125,000 shares of common stock for issuance under the 2002 director option plan, together with an annual increase in the number of shares of common stock reserved under the plan beginning on the first day of our fiscal year commencing July 3, 2004 equal to the lesser of:

•	150,000 shares of common stock;

•	0.2% of the outstanding shares of our common stock on the last day of the prior fiscal year; or

•	an amount determined by the board of directors.

       The option grants under the 2002 director option plan are automatic and nondiscretionary, and the exercise price of the options is 100% of the fair market value of our common stock on the grant date.

       Only nonemployee directors are eligible for grants under our 2002 director option plan. The 2002 director option plan provides for an initial grant to a new nonemployee director of an option to purchase 25,000 shares of common stock. Subsequent to the initial grants, each nonemployee director will be automatically granted an option to purchase 10,000 shares of common stock on the first meeting of our board of directors after our annual meeting of stockholders. So long as that director has been a member of our board of directors for six months or more at the time of our annual meeting.

       The term of the options granted under the 2002 director option plan is ten years, but the options expire three months following the termination of the optionee’s status as a director or 12 months if the termination is due to death or disability. The grants will become exercisable at a rate of 25% of the shares subject to the grant after the first anniversary of the date of grant and 1/48th of such shares per month commencing thereafter.

       In the event of a merger of the company or a sale of substantially all of the assets of the company, any option which is not assumed or substituted will fully vest and will terminate upon completion of the transaction.

       The 2002 director option plan will terminate in May 2013, unless our board of directors terminates it sooner.

   Registered Retirement Savings Plan

       Our regular full- and part-time employees in Canada are entitled to participate in a group registered retirement savings plan that we sponsor. This plan is established by contractual arrangement between participating employees and the Royal Bank of Canada, who operates the plan. The plan is registered under Section 146 of the Income Tax Act (Canada) and provides that employees may contribute, on a pre-tax basis, funds for investment on their behalf by Royal Bank of Canada. We contribute, on behalf of each participating employee, fifty cents for every dollar that the employee contributes to his or her plan account, up to an annual maximum of Canadian $2,500 or 6% of the employee’s annual salary, whichever is less. Employee participation in the plan is voluntary.

   401(k) Plan

       Prior to the completion of this offering, we intend to adopt the Crystal Decisions 401(k) plan, which will cover all of our eligible employees who have attained the age of 21 and have completed one month of service with us. The 401(k) plan will exclude from participation employees of affiliated employers, employees subject to collective bargaining agreements and nonresident alien employees. The 401(k) plan is intended to qualify under Sections 401(a), 401(m) and 401(k) of the Internal Revenue Code of 1986, as amended, and the 401(k) plan trust is intended to qualify under Section 501(a) of the Internal Revenue Code. All contributions to the 401(k) plan by eligible employees, and the investment earnings thereon, are not taxable to these employees until withdrawn and are 100% vested immediately. Our eligible employees may elect to reduce their current compensation up to the maximum statutorily prescribed annual limit, and to have these salary reductions contributed on their behalf to the 401(k) plan. Prior to the completion of this offering, our employees were eligible to participate in Seagate Technology’s 401(k) plan. We made matching contributions to the Seagate Technology 401(k) plan of an aggregate of $186,000 in fiscal 2000, $295,000 in fiscal 2001, $367,000 in fiscal 2002 and $303,000 in the nine months ended March 28, 2003.

Limitations on Liability and Indemnification Matters

       We have adopted provisions in our certificate of incorporation that will limit the liability of our directors and executive officers for monetary damages for breach of their fiduciary duties to the maximum extent permitted by Delaware law. Under Delaware law, a certificate of incorporation may provide that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors except liability for:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

       The limits on a director or officer’s liability in our certificate of incorporation will not apply to liabilities arising under the federal securities laws and will not affect the availability of equitable remedies such as injunctive relief or rescission.

       Our certificate of incorporation, together with our bylaws, will provide that we must indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. Our bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that the indemnification provisions of our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

       We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers. Messrs. Luczo, Roux, Thompson and Waite have entered into indemnification agreements with New SAC. In addition, Mr. Roux, one of our directors, has entered into an indemnification agreement with an affiliate of Silver Lake Partners.

       At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company in such person’s capacity with our company where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

PRINCIPAL AND SELLING STOCKHOLDERS

       The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 28, 2003 and as adjusted to reflect the sale of                    shares of common stock by us in this offering, by the following:

•	each stockholder known by us to own beneficially more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

       Except as otherwise noted below, the address of the beneficial owners is c/o Crystal Decisions, Inc., 895 Emerson Street, Palo Alto, California 94301.

       We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information furnished by these owners, have sole voting power and investment power with respect to these shares, subject to applicable community property laws. New SAC, affiliates of Silver Lake Partners, affiliates of Texas Pacific Group and affiliates of August Capital are parties to a shareholders agreement and other arrangements that result in these persons acting as a group with respect to all matters submitted to our stockholders. We have based our calculation of the percentage of beneficial ownership of 38,012,579 shares of common stock outstanding as of March 28, 2003 and                      shares of common stock outstanding upon completion of this offering.

       In computing the number of shares of common stock beneficially owned by a person and the percent ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 28, 2003. We did not deem these shares outstanding for purposes of computing the percent ownership of any other person.

			Shares
	Before Offering		to be	After Offering
			Sold in
Name and Address of Beneficial Owner	Number	Percentage	Offering	Number	Percentage

New SAC(1)	37,500,500	98.7%			%
c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House South Church Street George Town Grand Cayman, Cayman Islands
Affiliates of Silver Lake Partners, L.P.(2)	37,500,500	98.7
c/o Silver Lake Partners, L.P. 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025
TPG SAC Advisors III Corp.(3)	37,500,500	98.7
c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102
Affiliates of August Capital III, L.P.(4)	37,500,500	98.7
c/o August Capital 2480 Sand Hill Road, Suite 101 Menlo Park, California 94025
Named Executive Officers and Directors:
Jonathan J. Judge	—	*
Gregory B. Kerfoot(5)	1,442,707	3.7

			Shares
	Before Offering		to be	After Offering
			Sold in
Name and Address of Beneficial Owner	Number	Percentage	Offering	Number	Percentage

William G. Gibson(6)	172,916	*
Eric Patel(7)	161,456	*
Anthony L. Wind(8)	139,405	*
Andrew L. Handford(9)	59,075	*
Fred D. Anderson	—	*
Robert L. Bailey	—	*
Justin T. Chang(10)	37,514,562	98.7
Stephen J. Luczo(11)	37,631,750	98.9
David J. Roux(12)	37,514,562	98.7
John W. Thompson(13)	14,062	*
Donald L. Waite(14)	37,525,499	98.7
All directors and executive officers as a group (13 persons)(15)	39,674,495	99.3

*	Less than one percent.

(1)	A wholly owned subsidiary of New SAC acquired 37,500,500 shares of our outstanding common stock in November 2000. Prior to this offering, New SAC’s subsidiary will be merged out of existence and New SAC will hold our shares directly. Messrs. Luczo and Roux, in their capacities as directors of New SAC, and Mr. Waite, in his capacity as an officer of New SAC, may be deemed to have shared voting or dispositive power over these shares. Each of them disclaims this beneficial ownership.

(2)	Includes 37,500,500 shares of our common stock beneficially owned by New SAC, over which affiliates of Silver Lake Partners, L.P. may be deemed, as a result of their ownership of approximately 31.8% of New SAC’s total outstanding shares, to have shared voting or dispositive power. The affiliates of Silver Lake Partners, L.P. are Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. and the sole general partners of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP LTD. The shareholders of Silver Lake (Offshore) AIV GP LTD are James A. Davidson, Glenn H. Hutchins, David J. Roux, Integral Capital Partners SLP LLC, Yolande Jun and Karl Schade. Ms. Jun and Mr. Schade are employees of an affiliate of Silver Lake Partners, L.P. All persons identified above disclaim beneficial ownership of these shares.

(3)	Includes 37,500,500 shares of our common stock beneficially owned by New SAC, over which affiliates of TPG SAC Advisors III Corp. may be deemed, as a result of their ownership of approximately 22.1% of New SAC’s total outstanding shares, to have shared voting or dispositive power. TPG SAC Advisors III Corp. is the sole general partner of TPG SAC GenPar, L.P., which is the sole general partner of SAC Investments, L.P. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James G. Coulter, William S. Price, Justin T. Chang and John Marren. Each of them, however, disclaims beneficial ownership of these shares, except to extent of his pecuniary interest therein.

(4)	Includes 37,500,500 shares of our common stock beneficially owned by New SAC, over which affiliates of August Capital III, L.P., may be deemed, as a result of their ownership of 11.4% of New SAC’s outstanding shares, to have shared voting or dispositive power. The members of August Capital Management III, L.L.C. may be deemed to have shared voting or dispositive power over those shares. August Capital Management III, L.L.C. is the general partner of August Capital III, L.P. The members of August Capital Management III, L.L.C. are Andrew S. Rapaport, John Johnston, David F. Marquardt and Andrew Anker. Each of them, however, disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(5)	Includes 1,342,707 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after March 28, 2003. Mr. Kerfoot also owns 170,000 shares of New SAC, representing 1.5% of New SAC’s total outstanding shares.

(6)	Includes 172,916 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after March 28, 2003.

(7)	Includes 161,456 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after March 28, 2003.

(8)	Includes 139,405 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after March 28, 2003.

(9)	Includes 59,075 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after March 28, 2003.

(10)	Represents 37,500,500 shares of common stock beneficially owned by New SAC to which Mr. Chang may be deemed, in his capacity as a principal of Texas Pacific Group, to have shared voting or dispositive power. Includes 14,062 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after March 28, 2003. TPG SAC Advisors III Corp., which owns approximately 22.1% of New SAC’s total outstanding shares, is the sole general partner of TPG SAC GenPar, L.P., which is the sole general partner of SAC Investments, L.P. Mr. Chang is also a shareholder of TPG SAC Advisors III Corp., which is the sole general partner of TPG SAC GenPar, L.P., which is the sole general partner of SAC Investments, L.P., which owns approximately 22.1% of New SAC’s total outstanding shares. Mr. Chang disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(11)	At March 28, 2003, we held repurchase rights on 11,303 shares. Also, includes 43,750 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after March 28, 2003. Includes 37,500,500 shares of common stock beneficially owned by New SAC to which Mr. Luczo may be deemed, in his capacity as the chief executive officer and director of New SAC, to have shared voting or dispositive power. Mr. Luczo disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Mr. Luczo owns 556,904 shares of New SAC, representing 4.9% of New SAC’s total outstanding shares.

(12)	Represents 37,500,500 shares of common stock beneficially owned by New SAC to which Mr. Roux may be deemed, in his capacity as a director of New SAC, to have shared voting or dispositive power. Mr. Roux disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Includes 14,062 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after March 28, 2003.

(13)	Includes 14,062 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after March 28, 2003. Mr. Thompson owns 13,000 shares of New SAC, representing 0.1% of New SAC’s total outstanding shares.

(14)	At March 28, 2003, we held repurchase rights on 3,647 shares. Also includes 37,500,500 shares of common stock beneficially owned by New SAC to which Mr. Waite may be deemed, in his capacity as an officer of New SAC, to have shared voting or dispositive power. Mr. Waite disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Mr. Waite owns 124,738 shares of New SAC, representing 1.1% of New SAC’s total outstanding shares.

(15)	See notes 3 through 14.

OUR RELATIONSHIPS AND ARRANGEMENTS WITH

NEW SAC, SEAGATE TECHNOLOGY, OUR OFFICERS AND OUR DIRECTORS

Old Seagate Acquisition of Seagate Software Holdings, Inc.

       Our company was formed in August 1999 to acquire the operating assets and assume the liabilities of the business intelligence software business of Seagate Software Holdings. In connection with our incorporation, we issued 500 shares of our common stock to Seagate Software Holdings for aggregate consideration of $1,000.

       In October 1999, Old Seagate completed an acquisition through a merger of all outstanding shares and options to acquire common stock of Seagate Software Holdings that it did not already own. In connection with the merger, Old Seagate issued 3.23 shares of its common stock for one share of Seagate Software Holdings common stock to the holders of Seagate Software Holdings common stock and options to purchase common stock. All options to purchase shares of Seagate Software Holdings common stock were vested in full immediately prior to the closing of the merger. In the event that an optionee of Seagate Software Holdings had outstanding options immediately prior to the closing of the merger, those options were net exercised, using the same fair market value as was applied in the merger, so that the holder received shares of Old Seagate common stock. Approximately 3,991,105 shares of Seagate Software Holdings common stock were tendered of which approximately 2,818,325 were exchanged into approximately 9,124,046 shares of Old Seagate common stock. The difference between the shares outstanding and the shares exchanged resulted from shares cancelled for the exercise price and payment of taxes.

       As a result of the merger, our directors and officers received the number of shares of Old Seagate common stock set forth opposite his name:

	Seagate Software	Old Seagate
Name	Holdings Shares	Shares Issued

Gregory B. Kerfoot	410,473	1,328,867
Stephen J. Luczo	76,100	246,370
Donald L. Waite	8,000	25,900

       Shortly after the merger, Seagate Software Holdings contributed all of its operating assets to us, and we assumed all of the related liabilities of Seagate Software Holdings. As consideration for these assets, we issued 37,500,000 shares of our common stock to Seagate Software Holdings.

Transactions with Seagate Technology

       In December 2000, we signed a software license agreement with Old Seagate, whose obligations were assigned to Seagate Technology. Under the terms of the license agreement, we granted Seagate Technology a non-exclusive, non-transferable, perpetual license to use certain business intelligence products and receive related maintenance and support services for one year. The total value of the license agreement was $1.6 million. The license agreement was priced at an approximate 50% discount to our established list price. We recognized $1.5 million of the revenues from the license agreement in fiscal 2001 and the remaining $151,000 in fiscal 2002. We also earned consulting revenues of $327,000 in fiscal 2001 and $30,000 in fiscal 2002.

       The maintenance and support services related to the license agreement were renewed for one year during the three months ended December 28, 2001 and for an additional year in the three months ended March 28, 2003. Revenues from maintenance and support services are being recognized ratably over the term of the contract, which is one year. We recognized $197,000 in fiscal 2001, $282,000 in fiscal 2002 and $348,000 in the nine months ended March 28, 2003 in connection with these maintenance and support services. At March 28, 2003, there was approximately $423,000 in accounts receivable due from Seagate Technology as a result of the renewal of maintenance and support services.

       Historically, Old Seagate and Seagate Technology, either directly or indirectly, provided substantial administrative and financial services to us under a general services agreement between Seagate Software Holdings and Old Seagate dated June 28, 1997. During fiscal 2001, the general services agreement was replaced by the following agreements between us and Seagate Technology and its affiliates: a corporate services agreement, a payroll services agreement and a management services agreement. Under substantially the same terms as the general services agreement, Seagate Technology and its affiliates continued to provide various cash management, taxation, administrative, accounting and similar corporate and managerial services as requested by us. Seagate Software Holdings contributed its rights, and we assumed Seagate Software Holdings’ obligations under the general services agreement in connection with the asset contribution in fiscal 2000. Seagate Technology assumed Old Seagate’s rights and obligations under the general services agreement in connection with the closing of the November 2000 transactions.

       For various corporate services performed on our behalf, Old Seagate charged us $658,000 in fiscal 2000, Old Seagate and Seagate Technology charged us an aggregate of $1.2 million in fiscal 2001 and Seagate Technology charged us an aggregate of $865,000 in fiscal 2002 and an aggregate of $281,000 in the nine months ended March 28, 2003. The amounts we paid to Old Seagate and Seagate Technology represented a reasonable estimate of Old Seagate or Seagate Technology’s direct and indirect costs incurred in performing services for us. The cost allocated to us was intended to be on a basis no less favorable than what we could obtain from an unaffiliated third party. We have audit rights with respect to the computation and analysis of service fees pursuant to the general services agreement and the agreements that replaced the general services agreement in fiscal 2001.

       In December 2002, we paid a non-recurring termination fee of $625,000 to Seagate Technology for the benefit of New SAC related to a previous consulting and advisory contract.

       Additionally, on July 4, 2000, we signed a revolving loan agreement with Seagate Technology on substantially the same terms and conditions as the prior agreement, which was dated July 4, 1998, between Seagate Software Holdings and Seagate Technology. In connection with the asset contribution, Seagate Software Holdings’ rights and obligations under the 1998 intercompany revolving loan agreement were contributed to and assumed by us. Under the revolving loan agreement, Seagate Technology financed some of our working capital requirements. The revolving loan agreement provided for maximum borrowings of up to $60.0 million and expired on July 4, 2001. On July 4, 2001, we renewed this revolving loan agreement with Seagate Technology. The July 4, 2001 revolving loan agreement provided for maximum borrowings of up to $15.0 million and expired on July 4, 2002. We did not renew the revolving loan agreement and it expired on July 4, 2002.

       We had receivables from Old Seagate of $25.7 million on June 30, 2000, receivables from Seagate Technology of $3.4 million on June 29, 2001, and no receivables from Seagate Technology as of June 28, 2002 and March 28, 2003 under the revolving loan agreement. Borrowings from Old Seagate and Seagate Technology were used primarily to fund our operating activities. During fiscal 2000, net borrowings under the revolving loan agreement were $24.0 million. During fiscal 2001, there were $4.8 million of net repayments under the revolving loan agreement. In addition during fiscal 2001, Seagate Technology repaid $31.0 million of the loan receivable under the revolving loan agreement. During fiscal 2002, Seagate Technology made $3.4 million of net repayments under the revolving loan agreement. There were no borrowings from Seagate Technology or repayments to Seagate Technology during the nine months ended March 28, 2003.

       We were included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Old Seagate until November 22, 2000. Old Seagate and Seagate Software Holdings entered into a tax allocation agreement dated April 4, 1996 pursuant to which we computed hypothetical tax returns as if we were not joined in consolidated or combined returns with Old Seagate and assuming the maximum marginal federal corporate income tax rate. Generally, we were required to pay Old Seagate the positive amount of any hypothetical taxes. If the hypothetical tax returns showed entitlement to refunds, including any refunds attributable to a carryback, then Old Seagate would pay us the amount of any refunds. The amounts relating to the tax allocation agreement were included in the net intercompany revolving loan balance. The tax allocation agreement terminated upon the closing of the November 2000 transactions.

       We entered into a state tax allocation agreement with several New SAC affiliates effective as of November 23, 2000. Under the terms of the state tax allocation agreement, each entity that is included in any state unitary and combined return with the other New SAC affiliates must compute hypothetical tax returns, with certain modifications, as if the entity were not included in combined returns with the other New SAC affiliates. Each entity must pay the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to carrybacks, then the other New SAC affiliates will pay the entitled entities the amount of such refunds within 30 days of the close of the fiscal year in which the entitled entities otherwise would have been able to utilize the net operating losses or tax credits on a separate return filing basis. We have not been included in any state unitary and combined return with the other New SAC affiliates since June 30, 2001. As of March 28, 2003, there were approximately $40,000 of tax-related receivables due to us from certain New SAC affiliates.

       We occupy certain facilities leased by Seagate Technology for which we pay Seagate Technology fair value rent and related costs of approximately $160,000 per year. This lease is expected to end in September 2003.

Transactions with VERITAS

       VERITAS and a subsidiary of VERITAS Software Corporation entered into a three-year cross license and original equipment manufacturer agreement with Crystal Decisions, Corp., a wholly owned subsidiary, on May 28, 1999. Messrs. Luczo and Kerfoot were members of the board of directors of VERITAS at that time. The cross license agreement provided for the licensing of certain products between the parties. We recognized revenues from VERITAS of $7,000 in fiscal 2000, no revenues in fiscal 2001 and no revenues in fiscal 2002.

       On June 21, 2002, the cross license agreement was terminated and we entered into two software license and services agreements with VERITAS Software Global Corporation. Messrs. Luczo and Roux were members of the board of directors of VERITAS at that time. Under one of the agreements, VERITAS granted us a perpetual, irrevocable, non-exclusive, non-transferable worldwide license to use given products in specified amounts, solely in support of our internal business operations. The software license agreement provided for the purchase of annual maintenance and support, which was calculated as a percentage of the actual list price of the licensed software. In July 2002, we recorded approximately $622,000 as a prepaid expense related to the annual maintenance and support contract, which is being expensed ratably in fiscal 2003. In a separate agreement, we granted VERITAS a perpetual software license to use given products in specified amounts and 18 months of maintenance and support services for no consideration. The fair value of the license and maintenance and support services was approximately $126,000. We recognized no revenues under this agreement.

Sale of Seagate Technology

       Our majority stockholder is New SAC, an exempted limited liability company organized under the laws of the Cayman Islands. New SAC was formed by affiliates of Silver Lake Partners,

Texas Pacific Group, August Capital, J.P. Morgan Partners LLC, investment partnerships of which the general partner, managing general partner or investment manager is affiliated with Goldman, Sachs & Co. and other investors.

       Prior to November 22, 2000, we were a majority owned subsidiary of Seagate Software Holdings, a Delaware corporation and wholly owned subsidiary of Old Seagate. Old Seagate was a data technology company that provided products for storing, managing and accessing digital information on computer systems.

       We became an indirect subsidiary of New SAC on November 22, 2000 when Seagate Software (Cayman) Holdings acquired 37,500,500 shares, or 99.7%, of our common stock outstanding on that date under the terms of a stock purchase agreement with Old Seagate and Seagate Software Holdings. Upon completion of the transaction, New SAC purchased all of the operating assets of Old Seagate and its consolidated subsidiaries for cash and borrowings of $1.84 billion, including transaction costs of $25 million. This included Old Seagate’s rigid disc drive, storage area network, removable tape storage solutions businesses and operations, our common stock, and certain cash balances, but excluded the approximately 128 million shares of VERITAS common stock then held by Seagate Software Holdings and certain of Old Seagate’s equity investments, which were subsequently transferred to VERITAS through a merger of a wholly owned subsidiary of VERITAS into Old Seagate.

       Messrs. Luczo, Kerfoot and Waite, who are members of our board of directors, each invested in the equity component of the financing for the November 2000 transaction with New SAC and each is a shareholder of New SAC. Mr. Luczo and Mr. Waite also participated in the financing of the transaction through the roll-over of a portion of their outstanding stock and options in Old Seagate to equity interests in New SAC and deferred compensation in a subsidiary of New SAC.

       In addition, Mr. Luczo and Mr. Waite entered into employment agreements with Seagate Technology (US) Holdings, Inc. Each employment agreement has a three-year term, subject to automatic successive one-year renewals thereafter. Under the employment agreements, Mr. Luczo was appointed and serves as chief executive officer of New SAC and Seagate Technology, and Mr. Waite was appointed and serves as executive vice president and chief administrative officer of New SAC and Seagate Technology. Mr. Luczo also became a director of New SAC and Seagate Technology and Seagate Removable Storage Solutions Holdings and chief executive officer, president and chief operating officer of Seagate Software (Cayman) Holdings.

       Messrs. Luczo, Kerfoot and Waite also received shares of VERITAS common stock and cash to the extent of their outstanding common stock and options in Old Seagate, net of any amounts rolled over into equity and deferred compensation in New SAC and its affiliates. The per share amounts paid to these board members were the same as the amounts paid to other holders of Old Seagate common stock.

       In connection with the November 2000 transactions, New SAC and its affiliates, including us, agreed to assume and indemnify VERITAS and its affiliates for substantially all liabilities arising in connection with Old Seagate’s and our operating assets and for selected tax liabilities. In return, VERITAS, Old Seagate and their affiliates agreed to indemnify New SAC and its affiliates, including us, for certain liabilities, including all taxes of Old Seagate for which New SAC and its affiliates are not obligated to indemnify VERITAS and its affiliates. VERITAS deposited $150 million in an escrow account. This amount will reduce these tax liabilities, including those of our company and our subsidiaries. To the extent any part of the $150 million is not utilized to satisfy these tax liabilities, it will be paid to the former stockholders of Old Seagate.

       In July 2002, we entered into a reimbursement agreement with Seagate Technology and its affiliates which allocates the respective liabilities and obligations of the parties under the indemnification agreement. Under the reimbursement agreement, if we and Seagate Technology became obligated to indemnify VERITAS or Old Seagate under the indemnification agreement, a subsidiary of Seagate Technology will be responsible for the first $125 million of the tax liabilities. Any amount in excess of the first $125 million will be allocated pro rata in accordance with the portion of the purchase price allocated to each entity in connection with the November 2000 transaction among various subsidiaries and affiliates Seagate Technology and us. For indemnification obligations other than tax liabilities, the parties agreed that the responsible entity will reimburse any entity that satisfies the obligation on its behalf.

Crystal Decisions Stockholders Agreement

       In connection with this offering, we will enter into a stockholders agreement with New SAC, certain New SAC stockholders, some officers of Seagate Technology and some of our directors. The Crystal Decisions stockholders agreement will take effect upon the closing of this offering and, except as discussed below, will terminate in the event that 50% or more of our shares are sold or distributed to the public or are actively traded on a national securities exchange.

   Corporate Governance

       The Crystal Decisions stockholders agreement provides for a board of directors of nine members. However, with the agreement of six of the nine members of the board of directors, the size of the board may be increased from nine to ten directors. Our board members will be appointed in the following manner:

•	one will be designated by Silver Lake Partners;

•	one will be designated by Texas Pacific Group;

•	two will be designated by New SAC;

•	four (five, in the event the board is increased to ten members) will be nominated by our nominating and corporate governance committee and approved by a majority of the board; and

•	the remaining director will be our chief executive officer.

       The stockholders agreement also provides that the board of directors will establish audit, strategic and financial transactions, compensation and nominating and corporate governance committees of the board. The director designated by Silver Lake Partners will serve on the strategic and financial transactions, the compensation and the nominating and corporate governance committees. The director designated by Texas Pacific Group will serve on the strategic and financial transactions and the nominating and corporate governance committees. The stockholders agreement also provides that our chief executive officer will serve as the chairman of the strategic and financial transactions committee.

       A member of the board of directors designated by a particular party to the stockholders’ agreement may only be removed by that particular stockholder. Any other board member may be removed with or without cause by vote of a majority of the stockholders who are parties to this agreement.

       In order for our board to conduct business, our stockholders agreement requires that a majority of the board be present, including at least two members who were appointed by either New SAC, Texas Pacific Group or Silver Lake Partners. The consent of at least six members of our board of directors, including the consent of the directors designated by each of Silver Lake

Partners and Texas Pacific Group, will be required before we take any of the following actions, among others:

•	voluntarily commence a bankruptcy proceeding;

•	enter into a business combination with any entity with consolidated assets that exceed 15% of our consolidated assets;

•	increase or decrease the number of directors;

•	sell assets in excess of 15% of our consolidated assets;

•	authorize, issue or sell our equity securities, or options or warrants to purchase our equity securities (other than shares issued pursuant to management options issued pursuant to plans approved by our board of directors) in excess of 15% of our outstanding shares;

•	pay dividends or make other designated distributions in excess of 15% of our net income in the prior fiscal year;

•	redeem or otherwise acquire equity securities in excess of 5% of our stockholders’ equity; or

•	amend our certificate of incorporation or bylaws.

       Accordingly, either Silver Lake Partners or Texas Pacific Group may limit our ability to engage in transactions requiring stockholder approval or the approval of our board of directors. In addition, hiring or terminating our chief executive officer will require the consent of at least six directors other than the chief executive officer, but including the directors designated by each of Silver Lake Partners and Texas Pacific Group.

       Notwithstanding these provisions, the parties to the stockholders agreement have agreed that the operation of our board of directors and its committees will operate so as to permit us to comply with applicable law and maintain our listing on the Nasdaq National Market. The provisions relating to the composition and operation of our board of directors will terminate upon the earlier of the termination of the Crystal Decisions stockholders agreement or the date on which we are no longer entitled to the controlled company exception under the proposed rules of the Nasdaq National Market.

Transfer Restrictions; Tag-Along Rights

       New SAC may not transfer any of our shares prior to 18 months after the closing of this offering without the prior consent of Silver Lake Partners, Texas Pacific Group and Stephen J. Luczo. Between 18 months and four years after the closing of this offering, New SAC will distribute all or part of our shares held by New SAC to the New SAC shareholders upon the request of either Silver Lake Partners or Texas Pacific Group. After the fourth anniversary of the closing of this offering, any New SAC shareholder who is a party to our stockholders agreement may request that New SAC distribute all of our shares that it continues to hold to New SAC’s shareholders. New SAC is not required to make more than one distribution of our shares in any three-month period. Each of Silver Lake Partners, Texas Pacific Group, August Capital and Integral Capital Partners will have tag-along rights with respect to some transfers by Silver Lake Partners, Texas Pacific Group or August Capital of shares representing more than 3% of our outstanding common stock.

Registration Rights

       We have agreed, subject to exceptions, to include shares of our common stock held by New SAC or any shareholder of New SAC on any registration statement that we file after the closing of this offering. In the case of an underwritten offering, the amount of shares to be registered will be subject to cutbacks at the discretion of the managing underwriters. Subject to limitations specified in our stockholders agreement, we agreed to register our common stock held by New SAC or any shareholder of New SAC at any time place more than 180 days after the closing of this offering, by granting:

•	New SAC six demand registrations;

•	each of Silver Lake Partners and Texas Pacific Group three demand registrations; and

•	August Capital one demand registration.

       After the 18-month anniversary of the closing of this offering, if any of our shares are held by New SAC, any of Silver Lake Partners, Texas Pacific Group or August Capital may exercise their demand rights by requiring that we register all or a portion of the shares held by New SAC. In addition, subject to certain exceptions, New SAC, Silver Lake Partners, Texas Pacific Group or August may from time to time request registration of their shares of our common stock on Form S-3, although we do not have to file more than two registration statements on Form S-3 within any 12 month period. We have agreed to indemnify those selling shares pursuant to the exercise of these registration rights against certain liabilities including liabilities under the Securities Act.

New SAC Shareholders Agreement

       As of the date of the closing of the November 2000 transactions, our parent company, New SAC, entered into a shareholders agreement with its shareholders, certain members of our board of directors and specified members of Seagate Technology’s management. The New SAC shareholders agreement will terminate in the event that 50% or more of New SAC’s shares are sold or distributed to the public or are actively traded on a national securities exchange.

Corporate Governance

       New SAC’s board of directors consists of nine members, three of whom are designated by Silver Lake Partners, two of whom are designated by Texas Pacific Group, one of whom is an executive officer of New SAC whose appointment is reasonably acceptable to a majority of the directors, one of whom is an independent director proposed by Silver Lake Partners, approved by Texas Pacific Group and reasonably acceptable to a majority of the directors, one of whom is the chief executive officer of New SAC and one of whom is a director elected pursuant to the provisions of New SAC’s governing documents. The consent of at least seven members of New SAC’s board of directors is required before New SAC may voluntarily commence a bankruptcy proceeding, enter into a material business combination, sell a material amount of assets, enter into a material transaction with some of the shareholders of New SAC or any of its affiliates, authorize, issue or sell equity securities or options or warrants to purchase equity securities, pay dividends or redeem equity securities or amend its memorandum and articles of association. Accordingly, our ability to engage in some transactions requiring shareholder approval will effectively be limited without the consent of New SAC shareholders. In addition, the consent of eight directors is required to increase or decrease the size of New SAC’s board, and the consent of seven directors is required for the exercise of the drag-along rights described below, and the consent of at least five directors, with no Seagate Technology management directors participating, is required to terminate the chief executive officer of New SAC or appoint his successor.

   Preemptive Rights

       The parties to the New SAC shareholders agreement have preemptive rights allowing them to acquire for cash, in proportion to their respective shareholdings in New SAC, additional securities proposed to be issued and sold by New SAC, excluding shares issued upon the exercise of outstanding options granted under employee benefit plans or similar arrangements. If a New SAC shareholder fails to exercise that shareholder’s preemptive rights, New SAC has the right to sell these additional securities.

   Transfer Restrictions; Tag-Along Rights; Drag-Along Rights

       No party to the New SAC shareholders agreement is permitted to sell, transfer or otherwise dispose of any of New SAC’s shares until the earlier of November 22, 2003 or 180 days after New SAC’s initial public offering without the prior consent of both Silver Lake Partners and Texas Pacific Group, subject to specific exceptions. After the earlier of November 22, 2003 or 180 days after New SAC’s initial public offering, each New SAC shareholder subject to the agreement will have a right of first offer to acquire any New SAC shares that another New SAC shareholder to the agreement proposes to sell or otherwise transfer, and any third-party buyer will be subject to approval of New SAC’s board of directors, excluding those directors affiliated with the transferring shareholder. In addition, each New SAC shareholder and member of Seagate Technology management who is a party to the New SAC shareholder’s agreement has tag-along rights, which are the rights to include a proportionate number of shares, on the same terms and conditions, in any sale by another party to the agreement to a third party. Beginning after the earlier of November 22, 2003 or 180 days after New SAC’s initial public offering, any New SAC shareholder holding a majority of the outstanding shares of New SAC will also have drag-along rights, meaning that if the shareholder receives an offer from a third party to purchase a majority of New SAC’s outstanding shares or enter into a business combination, the shareholder will have the right to cause New SAC’s other shareholders to join in the sale or business combination on the same terms and conditions.

   Registration Rights

       Subject to limitations specified in the New SAC shareholders agreement, New SAC agreed to include New SAC shares held by the New SAC shareholders in any public offering, other than New SAC’s initial public offering by granting:

•	to each shareholder to the agreement unlimited rights to participate in an offering initiated by New SAC;

•	to all shareholders holding at least 20% of New SAC’s outstanding shares three demand registrations; and

•	to any single shareholder holding at least 10% of New SAC’s outstanding shares one demand registration right with respect to that shareholder.

       In addition, subject to certain conditions, all New SAC shareholders may require New SAC to register New SAC shares they hold on Form S-3 without limits to the number of those registrations. New SAC agreed to pay all registration expenses relating to these registrations and to indemnify the selling shareholders.

   Distribution Upon Initial Public Offering of Certain Subsidiaries; New Shareholders Agreement

       At any time 190 days after the initial public offering of the shares of designated subsidiaries of New SAC, Silver Lake Partners or Texas Pacific Group, or both, can require that New SAC distribute to its shareholders the remaining shares New SAC holds of the newly public subsidiary’s stock. Upon the distribution of a newly public subsidiary’s shares, the newly public subsidiary is required to enter into a new agreement with the New SAC shareholders, on substantially the same terms as the New SAC shareholders agreement. In connection with this offering, Silver Lake Partners and Texas Pacific Group have agreed not to exercise this right in the future with respect to us. Instead, New SAC, New SAC’s shareholders, certain Seagate Technology officers and some of our directors have entered into a new agreement with us, the material terms of which are summarized above.

Stock and Option Issuances to Our Officers and Directors

       Since our inception we have issued the following options to our current named executive officers and directors and they have exercised options to acquire our common stock as follows:

		Number of			Number of
		Shares			Shares
		Subject to	Exercise		Acquired	Aggregate
	Date of	Option	Price Per	Date of	Upon	Exercise
Name	Grant	Grant	Share	Exercise	Exercise	Price

Jonathan J. Judge	11/19/02	1,000,000	$11.00	—	—	—
Gregory B. Kerfoot	11/18/99	500,000	8.00	03/06/02	100,000	$800,000
	05/19/00	1,000,000	8.00	—	—	—
	11/13/01	250,000	8.50	—	—	—
William G. Gibson	11/20/00	200,000	8.00	—	—	—
	11/13/01	100,000	8.50	—	—	—
	11/19/02	45,000	11.00	—	—	—
Eric Patel	11/18/99	125,000	8.00	—	—	—
	11/20/00	50,000	8.00	—	—	—
	11/13/01	50,000	8.50	—	—	—
	11/19/02	28,125	11.00	—	—	—
Anthony L. Wind	11/18/99	125,000	8.00	—	—	—
	11/20/00	25,000	8.00	—	—	—
	11/13/01	28,500	8.50	—	—	—
	11/19/02	28,125	11.00	—	—	—
Andrew L. Handford	11/18/99	50,000	8.00	—	—	—
	11/20/00	13,500	8.00	—	—	—
	11/13/01	14,062	8.50	—	—	—
	11/19/02	50,000	11.00	—	—	—
Fred D. Anderson	08/22/02	25,000	11.00	—	—	—
	05/12/03	10,000	16.00	—	—	—
Robert L. Bailey	05/12/03	25,000	16.00	—	—	—
Justin T. Chang	05/18/01	25,000	8.00	—	—	—
	05/12/03	10,000	16.00	—	—	—
Stephen J. Luczo	11/18/99	50,000	8.00	—	—	—
	11/18/99	87,500	8.00	09/01/00	87,500 (1)	700,000
	05/12/03	10,000	16.00	—	—	—
David J. Roux	05/18/01	25,000	8.00	—	—	—
	05/12/03	10,000	16.00	—	—	—
John W. Thompson	05/18/01	25,000	8.00	—	—	—
	05/12/03	10,000	16.00	—	—	—
Donald L. Waite	11/18/99	25,000	8.00	09/01/00	25,000 (2)	200,000
	05/12/03	10,000	16.00	—	—	—

(1)	As of March 28, 2003, we held the right to repurchase 11,303 of the 87,500 shares. Our repurchase right lapsed for 21,875 shares on October 22, 2000 and thereafter lapses at a rate of 1/48th per month of the shares subject to the option.

(2)	As of March 28, 2003, we held the right to repurchase 3,647 of the 25,000 shares. Our repurchase right lapsed for 6,250 shares on October 22, 2000 and thereafter lapses at a rate of 1/48th per month of the shares subject to the option.

DESCRIPTION OF CAPITAL STOCK

General

       Subject to stockholder approval, which we expect to occur in July 2003, we intend to amend our certificate of incorporation and bylaws. These amendments will be effective upon closing of this offering. The following description of capital stock assumes the effectiveness of these amendments except as otherwise noted. We are authorized to issue 150,000,000 shares of common stock, $0.001 par value. Upon the closing of this offering, we will be authorized to issue 350,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value.

Common Stock

       As of March 28, 2003, we had 38,012,579 shares of common stock outstanding that were held of record by approximately 240 stockholders.

       The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

       Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and powers of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company without further action by the stockholders.

       We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Some Provisions of Delaware Law

       Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

       We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

       Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents

       Our certificate of incorporation provides that directors may be removed without cause by the affirmative vote of the holders of at least a majority of the then outstanding shares of the voting stock.

       Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting and on the date that notice of the proposal or nomination was given, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

       Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Our certificate of incorporation and bylaws provide that only a majority of our board of directors, the chairman of the board, the chief executive officer or president can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors believed or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

       Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting. However, Delaware law also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. However, we believe that the elimination of stockholders’ written consents may deter hostile takeover attempts. Without the availability of stockholders’ actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board, the chief executive officer or president to call a stockholders’ meeting and satisfy the notice periods determined by the board of directors. Our certificate of incorporation and bylaws provide for the elimination of actions by written consent of stockholders upon the closing of this offering.

       Our certificate of incorporation provides that the vote of the holders of at least two thirds of the outstanding shares entitled to vote at the election of directors, voting together as a single class, is required to amend the following provisions of our certificate of incorporation:

•	Article V, which relates to management of our company’s business, including provisions relating to stockholder action by written consent and special meetings of stockholders;

•	Article VI, which relates to removal of directors, vacancies on the board of directors and advance notice procedures for stockholder meetings;

•	Article VII, which relates to amendment of our bylaws;

•	Article VIII, which relates to indemnification of directors and officers; and

•	Article IX, which relates to amendment of the preceding provisions of the certificate of incorporation.

       Our bylaws and our certificate of incorporation provide that amendment of any of the following provisions of our bylaws require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at the election of directors, voting together as a single class:

•	Article II, which relates to meetings of stockholders;

•	Sections 3.2, 3.3, 3.4 and 3.14, which relate to the number of directors, election, qualification and term of office of directors, resignation, vacancies and removal on the board of directors;

•	Article VI, which relates to indemnification of directors and officers; and

•	Article IX, which relates to amendment of the preceding provisions of the bylaws.

National Market Listing

       We have applied to have our common stock listed on the Nasdaq National Market for quotation under the symbol “CRSX”.

Transfer Agent and Registrar

       The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services located at P.O. Box 64854, St. Paul, Minnesota 55164-0854 and its telephone number is (800) 401-1957.

SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

       After this offering, we will have outstanding                      shares of common stock, based upon shares outstanding as of March 28, 2003, assuming no exercise of outstanding options after March 28, 2003. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining                      shares of common stock held by existing stockholders are restricted shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as the exemptions provided under Rule 144 under the Securities Act, which is summarized below.

       Our directors, New SAC and certain of our executive officers and employees, who collectively hold an aggregate of  restricted shares, and the underwriters entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with certain limited exceptions, these persons and entities have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period of 180 days after the effective date of this offering. All of our other stockholders and optionees have contractual commitments with us which prevent them from selling their shares until 180 days after the date of this prospectus. Pursuant to the terms of the underwriting agreement entered into between New SAC, us and the underwriters, we agreed not to release any of these stockholders from their contractual lockup commitments without the consent of Goldman, Sachs & Co., except that we may allow each such stockholder or optionee to sell up to 750 shares of common stock, or an aggregate of            shares, after 90 days after the date of this prospectus. Goldman, Sachs & Co. may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with Goldman, Sachs & Co. that, with certain exceptions, we will not offer, sell or otherwise dispose of our common stock until 180 days after the date of this prospectus.

       Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144 and 144(k) will be as follows:

Date of Availability for Sale	Number of Shares

At various times between March 28, 2003 and the date 90 days after the date of this prospectus
At various times between the date 90 days after the date of this prospectus and the date 180 days after the date of this prospectus
At various times thereafter upon the expiration of applicable holding periods

       In December 2000, we filed a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under and subject to outstanding options under our 1999 stock option plan and 2000 stock option plan. See “Executive Compensation — Incentive Plans”. Shortly after the effectiveness of the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 2002 stock option plan and our 2002 director option plan. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the contractual restrictions described above. As of March 28, 2003, options to purchase 8,739,582 shares of common stock were outstanding of which approximately 4,197,867 options were then vested and exercisable.

       Our stockholders who acquired the shares of our common stock they hold between August 1999 and December 2000 may resell the shares pursuant to Rule 144 under the Securities Act. Unless the stockholder who acquired shares from us upon exercise of stock options prior to the filing of our registration statement on Form S-8 is currently our officer, director or affiliate, that stockholder will be able to sell all of the shares they acquired as soon as their contractual lockup period expires.

       In addition, after the 180th day after this offering, our officers, directors, New SAC and other affiliates will be eligible to sell shares of our common stock they hold under Rule 144. In general, under Rule 144 as currently in effect, a person, or persons whose shares are required to be aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering, or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

       Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

       Additionally, subject to limitations in our stockholders agreement, we granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to some or all of the following individuals or groups: New SAC, shareholders of New SAC, including Silver Lake Partners, Texas Pacific Group and August Capital. For a further description of these rights, see “Our Relationships and Arrangements with New SAC, Seagate Technology, Our Officers and Our Directors — Crystal Decisions Stockholders Agreement — Registration Rights”.

UNDERWRITING

       Crystal Decisions, New SAC and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and Thomas Weisel Partners LLC are the representatives of the underwriters.

Number
Underwriters	of Shares

Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
Thomas Weisel Partners LLC

Total

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until the option is exercised.

       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                 shares from New SAC to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

       The following table shows the per share and total underwriting discount to be paid to the underwriters by Crystal Decisions and New SAC. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                     additional shares.

	Paid by Crystal Decisions		Paid by New SAC

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$
Total

       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

       Crystal Decisions, New SAC and our directors, executive officers and certain employees have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. All of our other stockholders and optionees have contractual commitments with us which preclude them from selling their shares until 180 days after the date of this prospectus. Pursuant to the terms of the underwriting agreement entered into between New SAC, us and the underwriters, we agreed not to release any of these stockholders and optionees from the contractual lockup commitments without the consent of Goldman, Sachs & Co., except that we may allow each stockholder or optionee to sell up to 750 shares of common stock, or an aggregate of                      shares, after 90 days after the date of this prospectus.

       Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Crystal Decisions and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Crystal Decisions’ historical performance, estimates of the business potential and earnings prospects of Crystal Decisions, an assessment of Crystal Decisions’ management and the consideration of the above factors in relation to market valuation of companies in related businesses.

       The common stock will be quoted on the Nasdaq National Market under the symbol CRSX.

       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from New SAC in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Crystal Decisions’ common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

       Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Crystal Decisions; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

       The securities may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

       The securities have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any securities in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit, of any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

       No offer to sell the securities has been or will be made in Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the securities in Hong Kong other than with respect to the securities intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly this and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

       Crystal Decisions estimates that the total expenses of the offering, excluding the underwriting discount, will be approximately $          . Crystal Decisions will pay New SAC’s expenses, including certain legal fees, in the offering, excluding the underwriting discount.

       Crystal Decisions and New SAC have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

       From time to time, certain of the underwriters have provided, and continue to provide, investment banking and other services to Crystal Decisions and its affiliates for which they receive customary fees and commissions. In particular:

•	Goldman, Sachs & Co. served as financial advisor to Silver Lake Partners and other shareholders of New SAC in the November 2000 transactions.

•	An affiliate of Goldman, Sachs & Co. was an initial purchaser in the private placement of an aggregate principal amount of $210 million of 12 1/2% senior subordinated notes due 2007 issued by New SAC’s subsidiary, Seagate Technology International, as part of the financing of the November 2000 transactions.

•	Affiliates of Goldman, Sachs & Co. were lenders under the senior secured credit facilities entered into by New SAC’s subsidiaries, Seagate Technology HDD Holdings and Seagate Technology (US) Holdings, Inc., as part of the financing of the November 2000 transactions.

•	Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are lenders under the senior secured credit facilities entered into by New SAC’s subsidiaries, Seagate Technology Holdings and Seagate Technology (US) Holdings, Inc. in May 2002.

•	Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. were initial purchasers in the private placement of an aggregate principal amount of $400 million of 8% senior notes due 2009 issued by Seagate Technology HDD Holdings, an affiliate of Seagate Technology and New SAC, in May 2002.

•	Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Goldman, Sachs & Co. and Thomas Weisel Partners LLC were underwriters in Seagate Technology’s initial public offering of an aggregate amount of $870 million of common stock in December 2002.

•	Investment partnerships affiliated with Goldman, Sachs & Co. indirectly own approximately % of our outstanding common shares through their ownership of New SAC.

LEGAL MATTERS

       The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the underwriters by Sullivan & Cromwell LLP. Investment partnerships comprised of members of and persons associated with Wilson Sonsini Goodrich & Rosati own an interest representing less than 1% of the capital commitments of Silver Lake Partners.

EXPERTS

       Ernst & Young LLP, independent auditors, have audited our consolidated and combined financial statements as of June 29, 2001, June 28, 2002 and March 28, 2003 and each of the three years in the period ended June 28, 2002 and the nine months ended March 28, 2003, as set forth in their report. We have included our consolidated and combined financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

       We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

       We are subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference rooms and the web site of the SEC referred to above. Our Internet address is http://www.crystaldecisions.com.

       We provide our stockholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Page

Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Balance Sheets as at June 29, 2001, June 28, 2002 and March 28, 2003	F-3
Consolidated and Combined Statement of Operations for the fiscal years ended June 30, 2000, June 29, 2001 and June 28, 2002 and for the nine months ended March 29, 2002 (unaudited) and March 28, 2003	F-4
Consolidated and Combined Statements of Stockholders’ Equity for the fiscal years ended June 30, 2000, June 29, 2001 and June 28, 2002 and for the nine months ended March 28, 2003	F-5
Consolidated and Combined Statements of Cash Flows for the fiscal years ended June 30, 2000, June 29, 2001 and June 28, 2002 and for the nine months ended March 29, 2002 (unaudited) and March 28, 2003	F-6
Notes to Consolidated and Combined Financial Statements	F-7

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Crystal Decisions, Inc.:

       We have audited the accompanying consolidated balance sheets of Crystal Decisions, Inc., as of June 29, 2001, June 28, 2002 and March 28, 2003 and the related consolidated and combined statements of operations, stockholders’ equity and cash flows for the fiscal years ended June 30, 2000, June 29, 2001 and June 28, 2002 and the nine months ended March 28, 2003. These consolidated and combined financial statements are the responsibility of Crystal Decisions, Inc.’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crystal Decisions, Inc. at June 29, 2001, June 28, 2002 and March 28, 2003 and the consolidated and combined results of its operations and its cash flows for each of the fiscal years ended June 30, 2000, June 29, 2001, June 28, 2002 and the nine months ended March 28, 2003, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Vancouver, Canada

April 17, 2003

(	except note 20, as to which
the date is July   , 2003)

       The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in note 20 to the consolidated and combined financial statements.

/s/ ERNST & YOUNG LLP

Vancouver, Canada

May 23, 2003

CRYSTAL DECISIONS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	June 29,	June 28,	March 28,
	2001	2002	2003

	(note 2)
ASSETS (notes 14 and 15)
Current assets:
Cash and cash equivalents (note 4)	$34,379	$71,451	$85,657
Short-term investments (note 4)	—	—	6,001
Restricted cash (note 5)	—	—	2,009
Loan receivable from Seagate Technology (note 14)	3,429	—	—
Accounts receivable, net of allowance of $1,779, $2,148 and $2,360, respectively (notes 8 and 14)	29,551	40,391	44,506
Income taxes receivable	5,468	1,048	952
Inventories, net	725	607	458
Deferred tax assets (note 11)	—	—	8,954
Prepaid and other current assets (note 11)	3,115	5,748	7,974

Total current assets	76,667	119,245	156,511
Property and equipment, net (note 6)	10,490	15,901	23,727
Intangible assets, net (note 7)	17,969	—	—
Deferred tax assets (note 11)	—	—	1,011
Other non-current assets (note 11)	—	1,700	425
Long-term investments (note 4)	—	—	3,234

Total assets	$105,126	$136,846	$184,908

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable (note 8)	$11,247	$14,518	$16,010
Accrued employee compensation	8,633	13,066	15,929
Accrued expenses	11,848	11,842	15,797
Deferred revenues	28,154	38,895	43,643
Income taxes payable	6,035	14,498	25,088

Total current liabilities	65,917	92,819	116,467
Deferred tax liabilities	3,600	583	1,123
Deferred revenues	—	1,992	1,719

Total liabilities	69,517	95,394	119,309
Commitments and contingencies (notes 2, 8, 14, 15, 17, 18 and 20)

Stockholders’ equity:
Common stock — 150,000,000 shares authorized (note 20); issued and outstanding — 37,698,945, 37,931,903 and 38,012,579 at $0.001 par value per share, respectively	75	76	76
Additional paid-in capital	42,081	34,814	35,503
Retained earnings (accumulated deficit)	(6,517)	6,438	29,984
Accumulated other comprehensive income (loss)	(30)	124	36

Total stockholders’ equity	35,609	41,452	65,599

Total liabilities and stockholders’ equity	$105,126	$136,846	$184,908

See accompanying notes.

CRYSTAL DECISIONS, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

				Nine
	Fiscal Years Ended			Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

	(note 2)			(unaudited)
Revenues:
Licensing (note 8)	$74,182	$107,028	$140,009	$100,508	$135,062
Maintenance, support and services (note 8)	52,727	60,694	77,161	55,288	74,204

Total revenues	126,909	167,722	217,170	155,796	209,266
Cost of revenues:
Licensing	4,096	5,740	5,230	4,012	4,627
Maintenance, support and services	41,156	41,760	46,140	32,963	41,170
Amortization of developed technologies	198	3,050	5,078	3,809	—

Total cost of revenues	45,450	50,550	56,448	40,784	45,797

Gross profit	81,459	117,172	160,722	115,012	163,469
Operating expenses:
Sales and marketing	65,752	73,888	94,449	68,470	80,408
Research and development	27,377	29,236	30,515	21,689	29,858
General and administrative (note 8)	17,659	15,465	18,464	13,542	20,733
Amortization of goodwill and other intangible assets (note 2)	3,038	2,023	2,358	1,768	—
Write-off of in-process research and development (note 2)	—	7,073	—	—	—
Unusual items (note 9)	242,569	1,851	—	—	—
Restructuring costs (note 10)	1,301	573	—	—	—

Total operating expenses	357,696	130,109	145,786	105,469	130,999

Income (loss) from operations	(276,237)	(12,937)	14,936	9,543	32,470
Interest income	982	1,970	1,780	1,460	961
Interest expense	(1,481)	(20)	(57)	(24)	(61)
Other income (expense)	519	701	(404)	(232)	(714)

Interest and other income (expense), net	20	2,651	1,319	1,204	186

Income (loss) before income taxes	(276,217)	(10,286)	16,255	10,747	32,656
Provision for (benefit from) income taxes (note 11)	(55,055)	1,183	3,300	1,663	9,110

Net income (loss)	$(221,162)	$(11,469)	$12,955	$9,084	$23,546

Basic net income (loss) per share (note 12)	$(5.90)	$(0.30)	$0.34	$0.24	$0.62

Diluted net income (loss) per share (note 12)	$(5.90)	$(0.30)	$0.34	$0.24	$0.59

See accompanying notes.

CRYSTAL DECISIONS, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

				Retained	Accumulated
	Common Stock		Additional	Earnings	Other
			Paid-In	(Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit)	Income (Loss)	Total

Balance at July 2, 1999	—	$—	$167,038	$(163,526)	$(629)	$2,883
Components of comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	462	462
Net loss	—	—	—	(221,162)	—	(221,162)

Total comprehensive loss	—	—	—	—	—	(220,700)
Incorporation of Crystal Decisions (note 1)	500	—	1	—	—	1
Contribution of IMG entities to Crystal Decisions (note 1)	37,500,000	75	(75)	—	—	—
Issuance of common stock upon exercise of employee stock options	525	—	4	—	—	4
Equity contribution by Old Seagate related to the acquisition of the minority interest of Seagate Software Holdings, Inc. (note 9)	—	—	1,242	—	—	1,242
Compensation expense for Old Seagate exchange of shares (note 9)	—	—	239,574	—	—	239,574
Income tax benefit from Old Seagate stock option exercises (note 11)	—	—	109	—	—	109

Balance at June 30, 2000	37,501,025	$75	$407,893	$(384,688)	$(167)	$23,113
Components of comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	46	46
Net loss	—	—	—	(11,469)	—	(11,469)

Total comprehensive loss	—	—	—	—	—	(11,423)
Issuance of common stock eligible for repurchase (note 13)	112,500	—	900	—	—	900
Income tax benefit from Old Seagate stock option exercises (note 11)	—	—	33	—	—	33
Compensation expense for Old Seagate Stock Options (note 9)	—	—	1,851	—	—	1,851
Elimination of accumulated deficit and other comprehensive loss (note 2)	—	—	(389,731)	389,640	91	—
Push down adjustments reflecting new bases of net assets (note 2)	—	—	20,452	—	—	20,452
Issuance of common stock upon exercise of employee stock options	85,420	—	683	—	—	683

Balance at June 29, 2001 (note 2)	37,698,945	$75	$42,081	$(6,517)	$(30)	$35,609
Components of comprehensive income:
Foreign currency translation adjustments	—	—	—	—	154	154
Net income	—	—	—	12,955	—	12,955

Total comprehensive income	—	—	—	—	—	13,109
Elimination of intangible assets, net of deferred tax liability (note 2)	—	—	(9,131)	—	—	(9,131)
Issuance of common stock upon exercise of employee stock options	232,958	1	1,864	—	—	1,865

Balance at June 28, 2002	37,931,903	$76	$34,814	$6,438	$124	$41,452
Components of comprehensive income:
Foreign currency translation adjustments	—	—	—	—	(88)	(88)
Net income	—	—	—	23,546	—	23,546

Total comprehensive income	—	—	—	—	—	23,458
Stock-based compensation	—	—	41	—	—	41
Issuance of common stock upon exercise of employee stock options	80,676	—	648	—	—	648

Balance at March 28, 2003	38,012,579	$76	$35,503	$29,984	$36	$65,599

See accompanying notes.

CRYSTAL DECISIONS, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended			Nine Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

		(note 2)		(unaudited)
Operating activities
Net income (loss)	$(221,162)	$(11,469)	$12,955	$9,084	$23,546
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	4,302	4,373	5,242	3,744	6,632
Amortization of goodwill and other intangible assets including developed technologies	3,236	5,073	7,435	5,577	—
Amortization of other non-current assets	—	—	—	—	1,275
Bad debt expense and other reserves	2,091	773	32	554	484
Deferred income taxes expense (recovery) (note 11)	147	1,529	(2,314)	(1,296)	(8,393)
Stock based compensation expense on Old Seagate exchange of shares (note 9)	239,574	1,851	—	—	—
Write-off of in-process research and development	25	7,073	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	24,433	(13,465)	(10,948)	(6,954)	(4,619)
Income taxes receivable	4,319	1,868	5,119	3,098	96
Income taxes receivable from Old Seagate (note 11)	(66,245)	(3,978)	—	—	—
Inventories	307	(51)	118	269	149
Prepaid and other current assets	(1,585)	918	(944)	(946)	(2,215)
Accounts payable	(2,133)	1,079	2,257	2,689	2,998
Accrued employee compensation	(13,295)	2,674	4,408	1,509	2,842
Accrued expenses	1,072	(237)	(6)	1,463	3,861
Deferred revenues	1,985	10,110	12,653	6,154	4,445
Income taxes payable	1,280	4,916	5,062	4,292	9,558

Net cash provided by (used in) operating activities	(21,649)	13,037	41,069	29,237	40,659

Investing activities
Purchases of property and equipment	(6,356)	(9,594)	(9,877)	(6,015)	(15,740)
Purchases of short-term investments	—	—	—	—	(12,280)
Maturity of short-term investments	—	—	—	—	6,266
Purchase of long-term investments	—	—	—	—	(3,269)

Net cash used in investing activities	(6,356)	(9,594)	(9,877)	(6,015)	(25,023)

Financing activities
Issuance of common stock and common stock subject to repurchase	5	1,583	1,865	1,673	648
Deposit to secure overdraft credit facility	—	—	—	—	(2,009)
Net borrowings (repayments) from (to) Seagate Technology (note 14)	24,047	(4,773)	(871)	(871)	—
Payment from Seagate Technology on intercompany revolving loan receivable (note 14)	—	31,000	4,300	4,300	—

Net cash provided by (used in) financing activities	24,052	27,810	5,294	5,102	(1,361)
Effect of foreign exchange rates on cash and cash equivalents	155	(495)	586	268	(69)

Net increase (decrease) in cash and cash equivalents	(3,798)	30,758	37,072	28,592	14,206
Cash and cash equivalents at the beginning of the period	7,419	3,621	34,379	34,379	71,451

Cash and cash equivalents at the end of the period	$3,621	$34,379	$71,451	$62,971	$85,657

Supplemental cash flow information:
Cash received for interest income	$—	$2,952	$1,780	$1,460	$848
Cash paid for interest expense	$64	$1,437	$57	$24	$61
Cash paid (received) for income taxes, net of refunds	$1,045	$(615)	$(5,374)	$(5,212)	$6,673

See accompanying notes.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1.	Description of Business, Development of Business and Basis of Presentation

Description of Business

       Crystal Decisions, Inc. (“Crystal Decisions” or the “Company”) is a leading global provider of business intelligence software and services that enable the effective use and management of information within and among organizations. Crystal Decisions develops, markets and supports products that allow organizations of all sizes to access data from disparate systems, create useful, interactive information from that data through analysis and reporting and deliver that information to users. Crystal Decisions is incorporated in Delaware and headquartered in Palo Alto, California.

       While Crystal Decisions’ primary market is North America, the Company has over 25 offices and operations in 10 countries, through which the Company markets and distributes its products. The Company has significant operations and certain administrative functions in Vancouver, Canada. The Company’s products are sold through a direct sales force and certain indirect sales channels, such as distributors and original equipment manufacturers (“OEMs”).

       Crystal Decisions is a majority owned subsidiary of Seagate Software (Cayman) Holdings, a Cayman Islands limited corporation, which is a wholly owned subsidiary of New SAC, a Cayman Islands limited corporation (“New SAC”), which is also the majority shareholder of Seagate Technology (“Seagate Technology”), whose predecessor was Seagate Technology, Inc. (“Old Seagate”). Prior to November 22, 2000, the Company was a majority owned subsidiary of Seagate Software Holdings, Inc. (“Seagate Software Holdings”, formerly known as Seagate Software, Inc.), a Delaware corporation and wholly owned subsidiary of Old Seagate.

       Subsequent to March 28, 2003, Seagate Software (Cayman) Holdings, will merge with and into one of the Company’s wholly owned subsidiaries and New SAC will become the direct holder of the majority of our common stock.

       The minority interests in the Company’s capital stock amounted to approximately 10.5%, 13.0%, 16.1% and 19.8% on a fully converted basis as of June 30, 2000, June 29, 2001, June 28, 2002 and March 28, 2003, respectively. These minority interests are comprised of the Company’s outstanding common stock held by current and former employees and nonemployee directors of the Company, as well as the outstanding unexercised options granted to purchase the Company’s common stock.

       New SAC is owned by a group of investors including affiliates of Silver Lake Partners, Texas Pacific Group, August Capital, J.P. Morgan Partners, LLC, investment partnership affiliates of Goldman, Sachs & Co. and certain individuals, including members of the Company’s Board of Directors.

Development of Business

       Seagate Software Holdings commenced operations in May 1994 when Old Seagate acquired Crystal Computer Services, Inc., a company engaged in developing and marketing report writing software.

       Prior to May 28, 1999, Seagate Software Holdings comprised two business units, the Information Management Group business (“IMG business”) and the Network Storage Management Group business (“NSMG business”). The NSMG business developed and marketed software products and provided related services enabling information technology professionals to manage distributed network resources and to secure and protect enterprise

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

data. On May 28, 1999, Seagate Software Holdings contributed its NSMG business to VERITAS Software Corporation (“VERITAS”) in exchange for VERITAS common stock.

       On August 23, 1999, Crystal Decisions (formerly Seagate Software Information Management Group Holdings, Inc.) was formed specifically to acquire the operating assets and assume the liabilities of the IMG business. To incorporate, Crystal Decisions issued 500 shares of its common stock to Seagate Software Holdings for aggregate consideration of $1,000.

       On October 20, 1999, Old Seagate acquired all outstanding shares and options of Seagate Software Holdings. The acquisition was completed through the merger of Seagate Daylight Merger Corp., a wholly owned subsidiary of Old Seagate, with and into Seagate Software Holdings. On the closing of the merger, Seagate Software Holdings became a wholly owned subsidiary of Old Seagate. On November 16, 1999, Seagate Software Holdings contributed the operating assets, liabilities and interests in subsidiaries of its IMG business to Crystal Decisions. As consideration, Crystal Decisions issued 37,500,000 shares of its common stock to Seagate Software Holdings. Seagate Software Holdings retained the shares of VERITAS common stock and other non-operating assets. On November 22, 2000, 37,500,500 shares, or 99.7%, of the then outstanding common stock of Crystal Decisions was purchased by New SAC, through Seagate Software (Cayman) Holdings, and resulted in a change in control of Crystal Decisions as described in note 2.

Basis of Presentation

       The consolidated and combined financial statements of Crystal Decisions have been prepared by the Company in accordance with United States generally accepted accounting principles (“GAAP”). The accompanying financial statements present the consolidated financial position of Crystal Decisions and its wholly owned subsidiaries after elimination of intercompany transactions and balances. These consolidated and combined financial statements have been prepared using the historical cost basis of accounting adjusted for the reorganization of the IMG business on November 16, 1999 and the application for push down accounting at November 22, 2000 as the result of the change in control of Crystal Decisions.

       For all periods prior to November 16, 1999, these financial statements are presented as if Crystal Decisions had existed as an entity separate from Seagate Software Holdings. The financial statements include the historical assets, liabilities, revenues and expenses that are directly related to the IMG business. For all periods prior to November 16, 1999, when Crystal Decisions was “carved out” of Seagate Software Holdings, the consolidated and combined financial statements present the combined historical financial position, results of operations, stockholders’ equity and cash flows of the ongoing IMG business of Seagate Software Holdings and are not necessarily indicative of what the financial position, results of operations, stockholders’ equity or cash flows would have been had Crystal Decisions been an independent legal entity during the years prior to November 16, 1999. For certain assets and liabilities of Crystal Decisions that were not specifically identifiable with the IMG business, estimates were used to allocate assets and liabilities to Crystal Decisions by applying methodologies management believed to be appropriate.

       For all periods prior to November 16, 1999, the consolidated and combined statement of operations include all revenues and costs attributable to Crystal Decisions, including allocations of certain corporate administration, finance and management costs. Such costs were proportionately allocated to the IMG business based on detailed inquiries and estimates of time incurred by Seagate Software Holdings’ corporate marketing and general and administrative

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

departmental managers. In addition, certain of Seagate Software Holdings’ operations were shared locations involving activities that pertained to the IMG business as well as to the NSMG business of Seagate Software Holdings. Costs incurred in shared locations were allocated based on specific identification, or where specific identification was not possible, costs were proportionately allocated between the IMG business and the NSMG business based on either headcount, square footage or a percentage of revenues as management believed was reasonable.

       Under rules and regulations of the Securities and Exchange Commission, because more than 95% of Crystal Decisions was acquired on November 22, 2000 and a change of control occurred as described in note 2, Crystal Decisions restated all its assets and liabilities in the financial statements as of November 22, 2000 on a “push down” accounting basis. Accordingly, results of operations prior to November 22, 2000 do not reflect these adjustments.

       Crystal Decisions operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 2000 ended on June 30, 2000 (“fiscal 2000”), fiscal 2001 ended on June 29, 2001 (“fiscal 2001”) and fiscal 2002 ended on June 28, 2002 (“fiscal 2002”). Fiscal 2000, 2001 and 2002 were each comprised of 52 weeks. Fiscal 2003 will end on June 27, 2003 and will be comprised of 52 weeks. The nine-month periods ended March 29, 2002 and March 28, 2003 were each comprised of 39 weeks.

       Certain comparative period figures have been reclassified to conform to the current basis of presentation. Such reclassifications had no effect on net income as previously reported.

       On May 12, 2003, the Company’s Board of Directors approved a one for two reverse split of the Company’s outstanding common stock. The split is subject to the approval of the Company’s stockholders which is expected to occur in July 2003. Unless otherwise noted, all share and per share data included herein have been adjusted to reflect the one for two reverse stock split as if it had occurred at the beginning of the periods reflected.

2.	Change in Control of Crystal Decisions, Inc.

       At November 22, 2000, as the result of the completion of transactions under a stock purchase agreement (the “Stock Purchase Agreement”) Crystal Decisions became a majority owned subsidiary of New SAC. New SAC indirectly acquired 37,500,500 shares, or 99.7% of Crystal Decisions’ outstanding common stock on November 22, 2000. The Stock Purchase Agreement was entered into on March 29, 2000 by Old Seagate, Seagate Software Holdings and Suez Acquisition Company (Cayman) Limited (“Suez Acquisition Company”), an entity affiliated with, among others, Silver Lake Partners L.P. and Texas Pacific Group. Suez Acquisition Company was a limited corporation organized under the laws of the Cayman Islands and was formed solely for the purpose of entering into the Stock Purchase Agreement and related acquisitions with Old Seagate and Seagate Software Holdings. Prior to the closing of the transactions under the Stock Purchase Agreement, Suez Acquisition Company assigned all of its rights under the Stock Purchase Agreement to New SAC, an exempted limited liability company organized under the laws of the Cayman Islands.

       Upon closing of the transactions under the Stock Purchase Agreement, on November 22, 2000, New SAC purchased substantially all of the operating assets of Old Seagate and its consolidated subsidiaries for cash and borrowings of $1.84 billion, including transactions costs of $25 million. This included Old Seagate’s rigid disc drive, storage area network, removable tape storage solutions businesses and operations, Crystal Decisions’ common stock and certain cash

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

balances, but excluded the approximately 128 million shares of VERITAS common stock then held by Seagate Software Holdings and certain of Old Seagate’s equity investments. In addition, the wholly owned subsidiaries of New SAC assumed substantially all of the operating liabilities of Old Seagate, Seagate Software Holdings and their consolidated subsidiaries. New SAC also acquired certain strategic equity investments in various companies owned by Old Seagate. This transaction is referred to hereafter as the New SAC Transaction.

Allocation of Purchase Price to Crystal Decisions Pursuant to the Application of Push Down Accounting

       The New SAC Transaction constituted a purchase of Old Seagate and resulted in a change in control of Crystal Decisions. Under purchase accounting rules, the net purchase price under this transaction was allocated to the assets and liabilities of Old Seagate and its subsidiaries, including Crystal Decisions, based on their fair values at the date of the closing of the New SAC Transaction. The accounting for the purchase transaction has been “pushed down” from New SAC to Crystal Decisions’ consolidated and combined financial statements.

       The table below summarizes the $41.5 million net purchase price allocation to Crystal Decisions of the tangible and intangible assets acquired based on their fair values. The fair values of the tangible and intangible assets, including in-process research and development, were determined based upon independent appraisals provided by New SAC. The net purchase price allocation to Crystal Decisions exceeded the book value of the net assets acquired by $20.5 million. This excess of $20.5 million was recorded as an increase to additional paid-in capital to reflect the revaluation of the net tangible and intangible assets acquired.

Net Purchase
Purchase Price Allocation for Crystal Decisions	Price Allocation

(in thousands)
Net current assets acquired	$9,138
Tangible long-lived assets acquired	5,130
Intangible assets acquired:
Developed technologies(1)	15,234
Assembled work force(2)	7,073
In-process research and development(3)	7,073
Deferred tax liability	(2,126)

Total	$41,522

(1)	The value of the developed technologies was estimated by discounting the expected future cash flows attributable to all existing technology, taking into account risks related to the characteristics and applications of the technology, existing and future markets and assessments of the life cycle stage of the technology. The analysis resulted in a valuation for developed technologies, which had reached technological feasibility and therefore was capable of being capitalized. The developed technologies were amortized on the straight-line basis over its estimated useful life (36 months) and the amortization was included in cost of revenues.

(2)	The estimated value of the assembled work force was determined by estimating the costs to replace the existing employees, including the recruiting, hiring and training costs for each category of employee. The assembled workforce was amortized on a straight-line basis over its estimated useful life (36 months) and the amortization was included in amortization of goodwill and other intangible assets.

(3)	As the basis for identifying the in-process research and development (“IPR&D”), Crystal Decisions’ developmental projects were evaluated in the context of Financial Accounting Standards Board Interpretation 4 and paragraph 11 of Statement of Financial Accounting Standards (“SFAS”) No. 2 “Accounting for Research and Development Costs”

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

(“SFAS 2”) and SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS 86”). Crystal Decisions charged the value allocated to projects identified as IPR&D to expense on November 23, 2000. This write-off was necessary because the acquired technologies had not yet reached technological feasibility and had no future alternative uses. The value of the purchased in-process research and development for Crystal Decisions was determined by estimating the projected net cash flows related to such products, including costs to complete the development of the technology and the future revenues to be earned on commercialization of the products. These cash flows were then discounted back to their net present value. The projected net cash flows from such projects were based on management’s estimates of revenues and operating profits related to these projects.

       The purchase price paid by New SAC under the stock purchase agreement was fixed and no contingencies were identified that would have resulted in a change in the overall purchase price. However, in allocating the purchase price, New SAC recorded a full valuation allowance against deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, or SFAS 109. The deferred tax assets subject to this valuation allowance were based on the excess of tax bases over the fair values of acquired property, plant and equipment and liabilities assumed, for which New SAC expected to receive tax deductions in U.S. federal and state returns in future periods based on their ability to generate taxable income in the United States.

       As of June 28, 2002, the Company reduced to zero the net carrying values of the intangible assets pushed down to the financial statements in connection with the New SAC Transaction. The reduction in the recorded intangible assets resulted from an allocation of the tax benefits recognized by Old Seagate in its U.S. income tax returns attributable to acquisition related deferred tax assets in accordance with SFAS 109. There was no impact on the Company’s valuation allowance. The Company’s share of the reduction in intangibles, net of income taxes, was allocated as follows:

Allocated to
Crystal Decisions
at June 28, 2002

(in thousands)
Reduction in the net carrying values of developed technologies	$7,194
Reduction in the net carrying values of assembled workforce	3,340

Total reduction in intangible assets	10,534

Less deferred tax liability related to intangible assets	(1,403)

Total reduction in intangible assets, net of deferred tax liability	$9,131

       As a result of the New SAC Transaction and the push down accounting, the Company’s results of operations after November 22, 2000, particularly the depreciation and amortization charges, are not necessarily comparable to the results of operations prior to that date. The following summarizes the impact of push down accounting, resulting from the New SAC Transaction, on the Company’s financial statements for the periods presented:

•	Revenues. Deferred revenues were reduced by $1.3 million and revenues were reduced on a declining basis during the 12 months following the New SAC Transaction. Consequently, revenues were lower by $1.2 million for fiscal 2001 and $128,000 for fiscal 2002, than they would have been had the push down adjustments not occurred. There was no impact during the nine months ended March 28, 2003.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

•	Depreciation. Long-lived tangible assets were reduced by $4.3 million on November 22, 2000. Consequently, depreciation expense recorded was $1.5 million less for each of fiscal 2001 and 2002 and $678,000 less for the nine months ended March 28, 2003, than would have been recorded had the push down adjustments not occurred.

•	Amortization. Additional amortization expense of $3.3 million and $5.6 million for fiscal 2001 and fiscal 2002, respectively, was recorded resulting from the incremental fair value of intangible assets pushed down to the Company’s consolidated financial statements on November 22, 2000.

•	Elimination of intangible assets, net of deferred taxes. As a result of the application of SFAS 109, the net carrying values of the intangible assets pushed down to Crystal Decisions’ consolidated financial statements were reduced to zero at June 28, 2002 by a charge of $9.1 million against additional paid-in capital on the statement of stockholders’ equity. Therefore, commencing in the first quarter of fiscal 2003, there was no amortization charged to the Company’s statement of operations related to intangible assets.

•	In-process research and development. During fiscal 2001, $7.1 million of in-process research and development costs were expensed. There was no similar expense in fiscal 2002 or the nine months ended March 28, 2003.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

Selected Financial Information for Fiscal 2001 Pre- and Post- New SAC Transaction

       Because the statement of operations, cash flows and stockholders’ equity reflect the comprehensive revaluation of Crystal Decisions’ assets and liabilities from November 22, 2000, the following presents the statement of operations, cash flows and stockholders’ equity for the period from July 1, 2000 to November 22, 2000, which represents the activity before the New SAC Transaction (“Pre-New SAC Transaction”), and the period from November 23, 2000 to June 29, 2001, which represents that activity after the New SAC Transaction (“Post-New SAC Transaction”).

CRYSTAL DECISIONS, INC.

CONSOLIDATED AND COMBINED CONDENSED STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED JUNE 29, 2001
(In thousands)

	Pre-New SAC	Post-New SAC	Fiscal Year Ended
	Transaction	Transaction	June 29, 2001

Revenues:
Licensing	$34,239	$72,789	$107,028
Maintenance, support and services	23,219	37,475	60,694

Total revenues	57,458	110,264	167,722
Cost of revenues:
Licensing	1,656	4,084	5,740
Maintenance, support and services	17,048	24,712	41,760
Amortization of developed technologies	88	2,962	3,050

Total cost of revenues	18,792	31,758	50,550

Gross profit	38,666	78,506	117,172
Operating expenses:
Sales and marketing	28,111	45,777	73,888
Research and development	11,443	17,793	29,236
General and administrative	5,802	9,663	15,465
Amortization of goodwill and other intangible assets	648	1,375	2,023
Write-off of in-process research and development	—	7,073	7,073
Unusual items	1,851	—	1,851
Restructuring costs	559	14	573

Total operating expenses	48,414	81,695	130,109

Loss from operations	(9,748)	(3,189)	(12,937)
Interest and other income (expense), net	891	1,760	2,651

Loss before income taxes	(8,857)	(1,429)	(10,286)
Benefit from (provision for) income taxes	3,905	(5,088)	(1,183)

Net loss	$(4,952)	$(6,517)	$(11,469)

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

CRYSTAL DECISIONS, INC.

CONSOLIDATED AND COMBINED CONDENSED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED JUNE 29, 2001
(In thousands)

	Pre-New SAC	Post-New SAC	Fiscal Year Ended
	Transaction	Transaction	June 29, 2001

Net cash provided by operating activities	$2,820	$10,217	$13,037
Investing activities
Purchase of property and equipment	(1,901)	(7,693)	(9,594)

Net cash used in investing activities	(1,901)	(7,693)	(9,594)
Financing activities
Issuance of common stock and common stock subject to repurchase	949	634	1,583
Net borrowings from (repayments to) Seagate Technology	(180)	(4,593)	(4,773)
Payment from Seagate Technology on intercompany revolving loan receivable	—	31,000	31,000

Net cash provided by financing activities	769	27,041	27,810
Effect of foreign exchange rate changes on cash and cash equivalents	(394)	(101)	(495)

Increase in cash and cash equivalents	1,294	29,464	30,758
Cash and cash equivalents at the beginning of the period	3,621	4,915	3,621

Cash and cash equivalents at the end of the period	$4,915	$34,379	$34,379

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

CRYSTAL DECISIONS, INC.

CONSOLIDATED AND COMBINED CONDENSED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED JUNE 29, 2001
(In thousands, except share data)

					Accumulated
	Common Stock		Additional		Other
			Paid-In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total

Balance at June 30, 2000	37,501,025	$75	$407,893	$(384,688)	$(167)	$23,113
Components of comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	76	76
Net loss to November 22, 2000	—	—	—	(4,952)	—	(4,952)

Total comprehensive loss	—	—	—	—	—	(4,876)
Issuance of common stock eligible for repurchase	112,500	—	900	—	—	900
Issuance of common stock upon exercise of employee stock options	6,118	—	49	—	—	49
Income tax benefit from Old Seagate stock option exercises	—	—	33	—	—	33
Compensation expense for Old Seagate stock options	—	—	1,851	—	—	1,851

Balance at November 22, 2000	37,619,643	$75	$410,726	$(389,640)	$(91)	$21,070
Elimination of accumulated deficit and other comprehensive loss	—	—	(389,731)	389,640	91	—
Push down adjustments reflecting new bases of net assets	—	—	20,452	—	—	20,452

Adjusted balance at November 22, 2000	37,619,643	$75	$41,447	$—	$—	$41,522
Components of comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(30)	(30)
Net loss	—	—	—	(6,517)	—	(6,517)

Total comprehensive loss	—	—	—	—	—	(6,547)
Issuance of common stock upon exercise of employee stock options	79,302	—	634	—	—	634

Balance at June 29, 2001	37,698,945	$75	$42,081	$(6,517)	$(30)	$35,609

VERITAS Merger and Indemnification Agreement

       Immediately following the closing of the transactions under the Stock Purchase Agreement, and under the terms of the agreement and plan of merger and reorganization, VERITAS acquired the remainder of Old Seagate by way of the merger of a wholly owned subsidiary of VERITAS with and into Old Seagate, with Old Seagate becoming a wholly owned subsidiary of VERITAS. At the time of the merger, Old Seagate’s assets included a specified amount of cash, an investment in VERITAS, and certain specified investments and liabilities. This transaction is referred to hereafter as the VERITAS merger.

       In connection with the New SAC Transaction, New SAC and its subsidiaries, including Crystal Decisions, entered into an Indemnification Agreement on March 29, 2000 with VERITAS under which the parties agreed to assume and indemnify VERITAS and its affiliates for substantially all liabilities arising in connection with Old Seagate’s and Crystal Decisions operating assets and for selected tax liabilities. In return, VERITAS, Old Seagate and their affiliates agreed to indemnify New SAC and its consolidated subsidiaries, including Crystal Decisions, for certain liabilities, including all taxes of Old Seagate for which New SAC and its

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

subsidiaries are not obligated to indemnify VERITAS and its affiliates. VERITAS deposited $150 million in an escrow account, of which the full amount remains. This amount may be withdrawn by New SAC to satisfy these liabilities indemnified by VERITAS, including those of Crystal Decisions and its subsidiaries. To the extent any part of the $150 million is not utilized to satisfy these liabilities, the monies will be paid to the former stockholders of Old Seagate.

       In July 2002, Crystal Decisions entered into a reimbursement agreement with Seagate Technology and its affiliates, which allocates the respective liabilities and obligations of New SAC and its affiliates including our Company, under the indemnification agreement. Under the reimbursement agreement, if Old Seagate and its affiliates, including Crystal Decisions, became obligated to indemnify VERITAS or Old Seagate under the indemnification agreement, Seagate Technology HDD Holdings will be responsible for the first $125 million of tax liabilities. Any amount in excess of the first $125 million will be allocated on a pro rata basis in accordance with the portion of the purchase price allocated to each entity in connection with the November 2000 transaction among Seagate Technology HDD Holdings, Seagate Technology SAN Holdings, Certance Holdings and our direct majority shareholder, Seagate Software (Cayman) Holdings. Except for Seagate Software (Cayman) Holdings, these entities were either directly or indirectly held subsidiaries of Old Seagate. For indemnification obligations other than tax liabilities, the agreement provides that the responsible entity will reimburse any entity that satisfies that obligation on its behalf.

3.     Summary of Significant Accounting Policies

Use of Estimates

       The preparation of the consolidated and combined financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Estimates are used for, but are not limited to, allowance for doubtful accounts, certain reserves, useful lives for equipment and intangible assets, employee benefits, income taxes and litigation. Actual results could differ materially from those estimates.

Recognition of Revenues

       The Company derives revenues from the sale of licenses for software products and services such as maintenance, technical support, training and consulting services. Licenses for software products are sold separately or with services as part of a bundled arrangement. Maintenance and technical support contracts are sold with licenses in a bundled arrangement or sold separately as a contract renewal. Training and consulting services are provided as part of a bundled arrangement or sold separately based on a project or time and materials basis.

       For each sales transaction, the Company determines whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

       In bundled software arrangements that include rights to multiple software products and/or services, the Company recognizes revenues using the residual method as prescribed by the Statement of Position 98-9 “Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions.” Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance and technical support contracts is based on renewal rates as determined by the prices paid by the Company’s customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and consulting services is based upon daily rates as determined by the prices paid by the Company’s customers when these services are sold separately.

       For all bundled arrangements, the Company assesses whether the service elements of the arrangement are essential to the functionality of the other elements of the arrangement. When services are considered essential or the arrangement involves customization or modification of the software, both the license and service revenues under the arrangement are recognized under the percentage of completion method of contract accounting, based on cost of labor inputs. Expected losses, if any, in respect of consulting services are accrued once they become known.

       For those arrangements for which the Company has concluded that the service elements are not essential to the other elements of the arrangement, the Company uses vendor specific objective evidence of fair value for the service elements to account for the arrangement using the residual method, regardless of any separate prices stated within the contract for each element. Revenues allocable to maintenance and technical support contracts are recognized ratably over the term of the respective contracts, which are typically one year. Revenues allocable to training and consulting services are recognized as the services are performed.

       For sales to distributors and resellers, revenues are recognized upon product delivery. The Company reserves an amount equal to its estimate of all product subject to rights of return and resale contingencies. Some of the factors that are considered in determining this estimate include historical experience, level of inventory in the distribution channels, nature of the product, fixed or determinable fees and payment terms. The reserve reduces the revenues and the related receivables.

       For sales to OEMs, revenues are recognized when the OEM reports sales that have occurred to an end user customer, provided that collection is probable. Some OEM arrangements include the payment of an upfront arrangement fee which is deferred and recognized either ratably over the contractual period or when the OEM reports sales that have occurred to an end user customer, in accordance with the contractual terms. If the Company determines, through royalty audits or other means, that an OEM did not report revenues accurately, the Company attempts to reconcile the discrepancies and, if appropriate, records additional revenues upon resolution.

       Deferred revenues represent amounts under license and service arrangements for which the earnings process has not been completed. These amounts relate primarily to provision of maintenance and technical support services with future deliverables and arrangements where specified customer acceptance has not yet occurred. Deferred revenues classified as long-term in nature represent revenues that will not be realized for more than 12 months after the date of the consolidated balance sheet.

       Effective on the adoption of Emerging Issues Task Force (“EITF”) Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expense Incurred” (“EITF 01-14”), by the Company on December 29, 2001, the Company began to record out-of-pocket expense reimbursements as revenues versus a reduction of costs of revenues incurred. Comparative consolidated and combined statements of operations have been

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

reclassified. The adoption of EITF 01-14 has not affected net income (loss) in any past or current period.

Foreign Currency Translation

       The functional currency of the Company and certain subsidiaries is the applicable local currency as determined in accordance with SFAS 52, “Foreign Currency Translation”. The Company’s reporting currency is the U.S. dollar. Assets and liabilities of the Company’s subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at the rate of exchange in effect on the balance sheet date. Revenues and expenses are translated at the weighted average monthly rates for the period. Translation gains and losses are recorded as a separate component of stockholders’ equity, and transaction gains and losses are reflected in determining net income (loss). For those foreign operations whose functional currency is the U.S. dollar, financial results are translated using a combination of current and historical exchange rates and any translation adjustments are included in net income (loss), along with all transaction gains and losses for the period.

       Due to the number of currencies involved, the constant change in currency exposures, and the substantial volatility of currency exchange rates, the effect of exchange rate fluctuations upon future operating results could be significant. As of March 28, 2003, the Company had not undertaken hedging transactions to cover any currency or translation exposure.

Comprehensive Income (Loss)

       Accumulated other comprehensive income (loss) is comprised of foreign currency translation gains and losses. Crystal Decisions has reported the components of comprehensive income (loss) on the consolidated and combined statements of stockholders’ equity.

Cash and Cash Equivalents, Short-Term Investments, Long-Term Investments and Restricted Cash

       Cash equivalents consist of cash deposited with banks and highly liquid, high quality debt securities with original maturities of 90 days or less at the time of purchase. Investments with maturity dates greater than 90 days but less than one year at the time of purchase are classified as short-term investments. Investments with maturity dates of greater than one year at the time of purchase are classified as long-term investments. In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and based on the Company’s intention to have the marketable securities available to support its current operations, the Company classifies all marketable securities as available-for-sale. All investments are carried at amortized cost, which approximates fair market value. Restricted cash consists of amounts held on deposit that are required as collateral under an overdraft credit facility.

Concentration of Credit Risk

       Financial instruments that potentially subject the Company to credit risk consist primarily of cash, available-for-sale investments and accounts receivable. Crystal Decisions places its cash and available-for-sale investments with high credit quality financial institutions. The Company invests its excess cash primarily in money market funds, commercial paper, U.S. government and government sponsored securities and other debt securities.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

       The Company sells it products to many companies in various industries throughout the world, with the majority of receivables from companies located in North America. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Historically, such losses have been within management’s expectations. The Company generally requires no collateral from its customers. At March 28, 2003, receivables due from Ingram Micro, Inc. (“Ingram Micro”), a distributor, were approximately 10% of the Company’s accounts receivable balance before allowances and reserves.

Inventories

       Inventories are stated at the lower of cost (first in, first out method) or market and consist primarily of materials used in software products, related supplies and packaging materials. During fiscal 2000, product support materials in the amount of $350,000 were written off as obsolete. There were no other revaluations of inventory to the lower of cost or market during fiscal 2000, fiscal 2001, fiscal 2002 or the nine months ended March 28, 2003.

Property and Equipment

       Equipment and leasehold improvements are stated at cost less accumulated depreciation. Equipment is depreciated using the straight-line method over the estimated useful lives of the assets ranging from two to four years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the remaining terms of the lease. Where assets are fully depreciated and are no longer in use, the fully depreciated cost and related accumulated amortization is written off.

Goodwill and Other Intangible Assets

       As described in note 2, all intangible assets at June 28, 2002 were revalued and reduced to zero by a charge to additional paid-in capital. Prior to June 28, 2002, amortization of goodwill and purchased intangible assets was provided on a straight line basis over the respective useful lives of the assets, which ranged from three to five years.

Impairment of Long-Lived Assets

       In October 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). Crystal Decisions adopted SFAS 144 effective June 29, 2002. SFAS 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS 121”). SFAS 144 retains the requirements of SFAS 121 to (a) recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows, and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. The adoption of SFAS 144 had no impact on the Company’s financial position or results of operations because there were no impaired long-lived assets as of the date of adoption. There were no long-lived assets that were considered to be impaired during the periods presented.

Developed Technologies

       Crystal Decisions applies SFAS 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”(“SFAS 86”) to software technologies developed internally, acquired in business acquisitions or purchased. SFAS 86 requires the capitalization of certain

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

internal development costs once technological feasibility is established, which generally occurs upon the completion of a working model. Internal development costs incurred prior to the establishment of technical feasibility are expensed as incurred and are included as research and development expense. As the time period between the completion of a working model and the general availability of software has been short, costs qualifying for capitalization were insignificant. Accordingly, there were no capitalized software development costs at June 29, 2001, June 28, 2002 or March 28, 2003.

       As described in note 2, all purchased developed technologies at June 28, 2002 were revalued and reduced to zero by a charge to additional paid-in capital. Purchased developed technologies were amortized based on a straight-line basis over the estimated useful life (3 to 4 years). The recoverability of the carrying value of purchased developed technologies was reviewed periodically. The carrying value of purchased developed technologies was compared to the estimated future gross revenues from that product including maintenance revenues and customer support revenues reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support (net undiscounted cash flows) and to the extent that the carrying value exceeded the net undiscounted cash flows, the difference is written off.

Advertising Expense

       Advertising costs are expensed as incurred. Advertising costs included in sales and marketing expense totaled $13.3 million, $10.2 million and $10.7 million for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. Advertising costs totaled $7.3 million and $9.0 million for the nine months ended March 29, 2002 and March 28, 2003, respectively.

Shipping and Handling

       Shipping and handling costs for all software delivered to customers for new licenses and upgrades of existing licenses are included in cost of licensing revenues.

Stock-Based Compensation

       In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123” (“SFAS 148”). This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation under SFAS 123. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 and Accounting Principles Board Opinion No. 28, “Interim Financial Reporting” (“APB 28”) to require prominent disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income (loss) and net income (loss) per share in annual and interim financial statements. SFAS 148’s amendment of the transition and annual disclosure provisions of SFAS 123 is effective for fiscal years ending after December 15, 2002. The amendment to disclosure requirements under APB 28 is effective for interim periods beginning after December 15, 2002.

       At March 28, 2003, the Company has two stock-based employee compensation plans, which are described in note 13. Crystal Decisions measures compensation expense for its 1999 Stock Option Plan using the intrinsic value method prescribed by Accounting Principles Board

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations.

       The following table provides the required pro forma disclosures of the effect on net income (loss) and net income (loss) per share as if the fair value-based method had been applied in measuring compensation expense (in thousands, except per share amounts):

	Fiscal Years Ended			Nine Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

				(unaudited)
Net income (loss) — as reported	$(221,162)	$(11,469)	$12,955	$9,084	$23,546
Add: Stock-based employee compensation expense included in reported net income, net of tax	—	—	—	—	41
Deduct: Stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(4,811)	(7,184)	(6,691)	(4,891)	(5,948)

Net income (loss) — pro forma	$(225,973)	$(18,653)	$6,264	$4,193	$17,639

Net income (loss) per share — as reported
Basic	$(5.90)	$(0.30)	$0.34	$0.24	$0.62

Diluted	$(5.90)	$(0.30)	$0.34	$0.24	$0.59

Net income (loss) per share — pro forma
Basic	$(6.03)	$(0.50)	$0.17	$0.11	$0.46

Diluted	$(6.03)	$(0.50)	$0.16	$0.11	$0.44

       Aside from a one-time charge of approximately $41,000 in connection with certain stock options issued to employees in England, no stock-based employee compensation cost was reflected in net income for the periods presented as all other stock options granted under the 1999 Stock Option Plan and 2000 Stock Option Plan (the “Plans”) had an exercise price equal to the market value of the underlying common stock at the date of grant. During fiscal 2000, the reported net loss included $239.6 million related to compensation expense associated with the exchange of Seagate Software Holdings common stock for Old Seagate common stock (note 9). During fiscal 2001, the reported net loss included $1.9 million related to compensation expense for Old Seagate stock options on the sale of Old Seagate (note 9).

       The pro forma effects of applying SFAS 123 for the periods presented are not likely to be representative of the pro forma effects of future periods as the stock options usually vest over a period of four years, no stock options were issued under the Plans prior to November 1999, the number of stock options awarded varies from one period to another and the Black-Scholes fair value of each award depends on the assumptions at the grant date.

       See note 13 for discussion of the assumptions used in the Black-Scholes option pricing model and the resulting estimated fair value of employee stock options.

Income Taxes

       The Company is subject to income taxes in both the United States and numerous foreign jurisdictions and the use of estimates is required in determining the Company’s provision for income taxes. The Company accounts for its income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 prescribes the liability method. Under

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

this method deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities, and are measured using the enacted statutory tax rates that will be in effect for the year in which the differences are expected to reverse. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could be subject to audit by tax authorities in the ordinary course of business.

       Net Income (Loss) Per Share. Under the provisions of SFAS No. 128, “Earnings per share”, basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of shares of common stock outstanding and dilutive common stock equivalents outstanding during the period using the treasury stock method. The incremental shares included as common stock equivalents result from the weighted average fair market values of stock options being in excess of the exercise prices for the stock options outstanding. Potential dilutive securities are excluded from the computation of diluted net income (loss) per share where their inclusion would not be dilutive.

4.	Cash, Cash Equivalents, Short-Term and Long-Term Investments

       The Company’s cash, cash equivalents, short-term and long-term investments are summarized in the table below. Crystal Decisions classifies its investments in debt securities as available-for-sale and records these investments at the amortized cost, which approximates their fair value. Gains and losses on available-for-sale securities held at June 28, 2002 and March 28, 2003 and gross realized gains or losses on sales of available-for-sale securities during fiscal 2002 and the nine months ended March 28, 2003 were not significant.

	June 29,	June 28,	March 28,
	2001	2002	2003

	(in thousands)
Cash	$34,379	$2,945	$20,527
Cash equivalents:
Money market funds	—	38,537	44,021
Commercial paper	—	22,957	13,509
U.S. government and government sponsored securities	—	—	2,000
Other debt securities	—	7,012	5,600

Total cash equivalents	—	68,506	65,130

Total cash and cash equivalents	34,479	71,451	85,657

Short-term investments:
Commercial paper	—	—	1,495
U.S. government and government sponsored securities	—	—	4,506

Total short-term investments	—	—	6,001

Long-term investments:
U.S. government and government sponsored securities	—	—	3,234

Total long-term investments	—	—	3,234

Total cash, cash equivalents, short-term and long-term investments	$34,379	$71,451	$94,892

       The above amounts do not include $2.0 million of restricted cash on deposit with The Bank of Nova Scotia (note 5). Under the Revolving Loan Agreement with Comerica described in note 14(b), the Company is required to maintain $10.0 million of its investments with Comerica or its affiliates.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

5.	Restricted Cash

       On September 26, 2002, the Company placed $2.0 million on deposit with The Bank of Nova Scotia (the “Bank”) as a general hypothecation to an overdraft credit facility. The monies held and the interest earned thereon are classified as restricted cash. The overdraft credit facility provides up to Canadian $2.0 million credit for certain overdrafts plus a foreign exchange forward trading line supporting notional contracts of between $4.0 million and $6.0 million. At March 28, 2003, there was no balance outstanding under this overdraft credit facility.

6.	Property and Equipment

       Property and equipment consisted of the following (in thousands):

	June 29,	June 28,	March 28,
	2001	2002	2003

Equipment	$8,782	$18,766	$29,388
Leasehold improvements	4,041	4,142	6,405

	12,823	22,908	35,793
Less accumulated depreciation	(2,333)	(7,007)	(12,066)

Total property and equipment	$10,490	$15,901	$23,727

       During the nine months ended March 28, 2003, fully depreciated assets were written off resulting in a reduction of both cost and accumulated depreciation of $2.1 million.

       Depreciation and amortization expense on property and equipment was $4.3 million, $4.4 million and $5.2 million for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. Depreciation and amortization expense was $2.2 million for the five-month period ended November 22, 2000 and $2.2 million for the period from November 23, 2000 to June 29, 2001. Depreciation and amortization expense on property and equipment was $3.7 million and $6.6 million for the nine months ended March 29, 2002 and March 28, 2003, respectively.

7.	Intangible Assets

       Intangible assets consisted of the following (in thousands):

	June 29,	June 28,	March 28,
	2001	2002	2003

Developed technologies	$15,234	$15,234	$—
Assembled work force	7,073	7,073	—

Total intangible assets	22,307	22,307	—
Accumulated amortization	(4,338)	(11,773)	—
Reduction in the net carrying values of intangible assets pursuant to the application of SFAS 109 (note 2)	—	(10,534)	—

	$17,969	$—	$—

       As described in note 2, Crystal Decisions revalued its intangible assets as a result of the New SAC Transaction. Commencing on November 23, 2000, these intangible assets were amortized on a straight-line basis over their estimated useful lives (3 years). Amortization on these intangible assets was $4.3 million and $7.4 million, respectively, for the period from November 23, 2000 to June 29, 2001 and for fiscal 2002. Amortization on these intangibles was $1.8 million and zero, respectively, for the nine months ended March 29, 2002 and March 28, 2003.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

       In July 2001, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141) and SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Crystal Decisions adopted SFAS 141 effective July 1, 2001 and SFAS 142 effective June 29, 2002. Under SFAS 142, goodwill and indefinite life intangible assets are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. Certain intangible assets, such as assembled workforce, are no longer considered intangible assets under SFAS 142 and would instead be classified as goodwill. Separate intangible assets that are deemed to have definite lives continue to be amortized over their estimated useful lives. There was no goodwill or remaining definite or indefinite life intangible assets on the consolidated balance sheet as of June 28, 2002 or March 28, 2003.

       Had the Company been accounting for its intangible assets under SFAS 142 for all periods presented, the Company’s net income (loss) and net income (loss) per share would have been as follows (in thousands, except per share amounts):

	Fiscal Years Ended			Nine Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

				(unaudited)
Reported net income	$(221,162)	$(11,469)	$12,955	$9,084	$23,546
Add back assembled workforce amortization, net of tax	515	1,357	2,285	1,714	—
Add back goodwill and indefinite life intangible asset amortization, net of tax	1,243	556	—	—	—

Adjusted net income	$(219,404)	$(9,556)	$15,240	$10,798	$23,546

Reported net income per share — basic	$(5.90)	$(0.30)	$0.34	$0.24	$0.62
Add back assembled workforce amortization, net of tax	0.02	0.03	0.06	0.05	—
Add back goodwill and indefinite life intangible asset amortization, net of tax	0.03	0.02	—	—	—

Adjusted net income per share — basic	$(5.85)	$(0.25)	$0.40	$0.29	$0.62

Reported net income per share — diluted	$(5.90)	$(0.30)	$0.34	$0.24	$0.59
Add back assembled workforce amortization, net of tax	0.02	0.03	0.06	0.05	—
Add back goodwill and indefinite life intangible asset amortization, net of tax	0.03	0.02	—	—	—

Adjusted net income per share — diluted	$(5.85)	$(0.25)	$0.40	$0.29	$0.59

       The balances amortized to November 22, 2000 related to goodwill and intangible assets, including assembled workforce and trademarks, related to the June 1999 Old Seagate exchange offer and the October 1999 Old Seagate exchange of shares (note 9). The amortization expense related to these assets was $735,000 for the period from July 1, 2000 to November 22, 2000.

8.	Related Party Transactions

Transactions with Old Seagate and Seagate Technology

       In December 2000, Crystal Decisions signed a software license agreement (the “License Agreement”) with Old Seagate, whose obligations were assigned to Seagate Technology. Under the terms of the License Agreement, Crystal Decisions granted Seagate Technology a non-exclusive, non-transferable, perpetual license to use certain business intelligence products and receive related maintenance and support services for one year. The total value of the License Agreement was $1.6 million. The License Agreement was priced at an approximate 50% discount to Crystal Decisions’ established list price. During fiscal 2001 and fiscal 2002, respectively, Crystal Decisions recognized approximately $1.5 million and $151,000 of revenues from the License Agreement. The License Agreement also provided for consulting revenues of which

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

Crystal Decisions earned $327,000 and $30,000 in fiscal 2001 and fiscal 2002, respectively (adjusted for the application of EITF 01-14).

       The maintenance and support services related to the License Agreement were renewed for one year during the three months ended December 28, 2001 and for an additional year in the three months ended March 28, 2003. Revenues from the maintenance and support services are being recognized ratably over the term of the contract, which is one year. Crystal Decisions recognized maintenance and support revenues from Seagate Technology of $282,000, $176,000 and $348,000, respectively, during fiscal 2002, the nine months ended March 29, 2002 and nine months ended March 28, 2003.

       Historically, Old Seagate provided substantial administrative and financial services to Crystal Decisions under a General Services Agreement dated June 28, 1997. During fiscal 2001, the General Services Agreement was replaced by the following agreements between Crystal Decisions and Seagate Technology and its affiliates: a Corporate Services Agreement, a Payroll Services Agreement and a Management Services Agreement under substantially the same terms as the General Services Agreement with Old Seagate. The term of the new agreements are each three years with successive renewal periods of one year. Seagate Technology provides various services as requested by Crystal Decisions for which it charges Crystal Decisions through corporate expense allocations. The amount of corporate expense charges depends upon the total amount of allocable costs incurred by Seagate Technology on behalf of Crystal Decisions less amounts charged as a specific cost or expense rather than by allocation. Such costs have been proportionately allocated to Crystal Decisions based on detailed inquiries and estimates of time incurred by Seagate Technology’s corporate general and administrative departmental managers. Crystal Decisions’ management believes that the allocation methods applied to the costs provided under the agreements in place are reasonable. Seagate Technology has charged Crystal Decisions the fair market value of these services and thus no material additional costs would have been incurred had Crystal Decisions obtained these services from a third party.

       Crystal Decisions began to perform internally a number of the services that it previously relied upon Seagate Technology to provide and thus expects that overall the charges will be less for fiscal 2003 than fiscal 2002. Amounts charged to Crystal Decisions’ general and administrative expense were $658,000, $1.2 million and $865,000 for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. Amounts charged to Crystal Decisions for the nine months ended March 29, 2002 and March 28, 2003, respectively, were $712,000 and $281,000. Commencing November 23, 2000 up to and including the three months ended December 27, 2002, these balances included a quarterly charge of $25,000 for consulting and advisory fees under an annual monitoring agreement that were paid on Crystal Decisions’ behalf by Seagate Technology to certain New SAC investors. In December 2002, Seagate Technology discontinued the annual monitoring agreement. In settlement for the remaining term of the agreement, Crystal Decisions paid $625,000, which was included in general and administrative expense on the statement of operations for the three months ended December 27, 2002. Management believes Seagate Technology charged Crystal Decisions the fair market value of these services and thus no material additional costs would have been incurred had Crystal Decisions obtained these services from a third party.

       Until October 22, 2000, the employees of Crystal Decisions also participated in the Old Seagate Employee Stock Purchase Plan (the “Purchase Plan”). The Purchase Plan permitted eligible employees who had completed thirty days of employment prior to the inception of the offering period to purchase common stock of Old Seagate through payroll deductions at the

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the Purchase Plan, Crystal Decisions employees purchased 57,245 and 24,181 shares of Old Seagate common stock in fiscal 2000 and fiscal 2001, respectively. The Company did not make matching payments for such employee stock purchases. The Purchase Plan terminated prior to the closing of the New SAC Transaction.

       As of June 29, 2001 and June 28, 2002, there were no amounts outstanding from Old Seagate included in accounts receivable. At March 28, 2003, there was approximately $423,000 in accounts receivable due from Seagate Technology.

       As of June 29, 2001 there were no amounts owing to Old Seagate included in accounts payable. At June 28, 2002 and March 28, 2003, there was approximately $1.3 million and $182,000, respectively, in accounts payable due to Seagate Technology.

Transactions with VERITAS

       VERITAS and a subsidiary of VERITAS Software Corporation entered into a three-year cross license and original equipment manufacturer agreement with Crystal Decisions, Corp., a wholly owned subsidiary, on May 28, 1999. Two members of the Company’s board of directors were also members of the board of directors of VERITAS at that time. The cross license agreement provided for the licensing of certain products between the parties. The Company recognized revenues from VERITAS of $7,000 in fiscal 2000, no revenues in fiscal 2001 and no revenues in fiscal 2002.

       On June 21, 2002, the cross license agreement was terminated and the Company entered into two software license and services agreements with VERITAS Software Global Corporation. Two members of the Company’s board of directors were also members of the board of directors of VERITAS at that time. Under one of the agreements, VERITAS granted the Company a perpetual, irrevocable, non-exclusive, non-transferable worldwide license to use given products in specified amounts, solely in support of our internal business operations. The software license agreement provided for the purchase of annual maintenance and support, which was calculated as a percentage of the actual list price of the licensed software. In July 2002, the Company recorded approximately $622,000 as a prepaid expense related to the annual maintenance and support contract, which is being expensed ratably in fiscal 2003. In a separate agreement, the Company granted VERITAS a perpetual software license to use given products in specified amounts and 18 months of maintenance and support services on June 21, 2002 for no consideration. The fair value of the license and maintenance and support services was approximately $126,000. The Company has not recognized any revenues under this agreement.

       See also notes 2, 9, 11, 14, 17 and 20 for other related party transactions.

9.     Unusual Items

Compensation Expense for Seagate Technology Stock Options on Sale of Seagate Technology

       On November 22, 2000, the date of the closing of the New SAC Transaction, vesting of Seagate Technology options were accelerated and each share was net exercised for merger consideration of 0.4465 shares of VERITAS common stock and $8.55 cash per share of Seagate Technology. The accelerated vesting and net exercise of these options resulted in compensation expense to Old Seagate. At November 22, 2000, options to purchase 51,500 shares of Old Seagate common stock were held by certain Crystal Decisions’ employees. As a result, the

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

Company recorded approximately $1.9 million of non-cash compensation expense attributable to its employees as a capital contribution from Old Seagate. The compensation expense was recorded as an unusual item in the consolidated and combined statement of operations for fiscal 2001.

   The October 1999 Old Seagate Exchange of Shares

       On October 20, 1999, the stockholders of Seagate Software Holdings approved the merger of Seagate Daylight Merger Corp., a wholly owned subsidiary of Old Seagate, with and into Seagate Software Holdings. The merger was effected on October 20, 1999. Seagate Software Holdings’ assets consisted of the assets of the IMG business and its investment in the common stock of VERITAS. Upon the closing of the merger, Seagate Software Holdings became a wholly owned subsidiary of Old Seagate. All outstanding options to purchase Seagate Software Holdings common stock were accelerated immediately prior to the merger. In connection with the merger, Seagate Software Holdings minority stockholders and optionees received payment in the form of 3.23 shares of Old Seagate’s common stock per share of Seagate Software Holdings common stock less any amounts due for the payment of the exercise price of unexercised options. Old Seagate issued 9,124,046 shares of its common stock to minority stockholders and optionees of Seagate Software Holdings in connection with the merger.

       Seagate Technology accounted for the exchange of shares of its common stock as the acquisition of a minority interest in Seagate Software Holdings’ common stock outstanding and vested more than six months held by employees and all stock held by former employees and consultants. The fair value of the shares of Old Seagate issued was $19.4 million and was recorded as the purchase price of this minority interest and was allocated to all the identifiable tangible and intangible assets and liabilities of Seagate Software Holdings. Old Seagate accounted for the exchange of shares of its common stock for stock options in Seagate Software Holdings held by employees and stock held and vested by employees less than six months as the settlement of an earlier stock award. During fiscal 2000, Old Seagate recorded compensation expense of $283.6 million, plus $2.1 million of employer portion of payroll taxes, related to the purchase of the minority interest in Seagate Software Holdings.

       The Crystal Decisions’ consolidated and combined statement of operations for fiscal 2000 includes an allocation of compensation expense arising from the October 1999 Old Seagate exchange of shares of $239.6 million of the total compensation expense of $283.6 million. Compensation expense was allocated to Crystal Decisions on the basis of employees specifically identified with the IMG business and for those employees that performed services for the IMG business, on the basis of time estimates. The offsetting entry was recorded as a capital contribution from Old Seagate on the statement of stockholders’ equity. The $2.1 million of employer portion of payroll taxes paid related to Crystal Decisions employees was recorded as an unusual expense in fiscal 2000. In addition, Crystal Decisions incurred $877,000 of legal and accounting costs in fiscal 2000 in connection with its recapitalization and reorganization.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

       The components of the unusual items expense recorded in fiscal 2000 that are attributable to the employees of Crystal Decisions consisted of the following (in thousands):

		Allocated to
	As Expensed by	Crystal
	Old Seagate	Decisions

Compensation expense associated with the exchange of Seagate Software Holdings common stock for Old Seagate common stock	$283,619	$239,574
Employer portion of payroll taxes	2,118	2,118
Transactions costs	877	877

	$286,614	$242,569

       The consolidated and combined financial statements of Crystal Decisions at June 30, 2000 also included an allocation of $1.2 million of the $19.4 million purchase price allocation described previously that was pushed down to the consolidated and combined financial statements of Crystal Decisions. The allocation to Crystal Decisions was based on the estimated fair value of the IMG business relative to the fair value of Seagate Software Holdings. A number of factors were considered in determining the estimated fair value of the IMG business, including historical and projected revenues, earnings and cash flows, as well as other factors and consultations with financial advisors.

       The allocation of the purchase price to the intangible assets of Crystal Decisions as of October 20, 1999 consisted of the following (in thousands):

Developed and in-process technologies	$181
Trademark	36
Assembled work force	47
Goodwill	1,071
Deferred tax liability	(93)

Total purchase price allocated	$1,242

10.     Restructuring Costs

       During fiscal 2000, Crystal Decisions incurred $1.3 million of restructuring charges related to the termination of excess personnel as Crystal Decisions realigned its resources to better manage and control its business. The charges resulted from a company-wide restructuring plan announced in October 1999 and were comprised of charges for severance and benefits paid to approximately 125 employees from various locations and departments, including direct sales force personnel, who were terminated on October 23, 1999. The restructuring charges were paid during fiscal 2000 and no amounts were outstanding as of June 30, 2000.

       During fiscal 2001, Crystal Decisions incurred $573,000 of restructuring charges. The charges related to the closure of eight offices in Europe and were part of a restructuring plan announced in September 2000 to consolidate the European sales organization into fewer locations. The charges were primarily comprised of costs related to the termination of office leases and other related closure costs, as well as severance and benefits due to nine sales and marketing employees who were terminated in September 2000. At June 29, 2001, amounts remaining accrued but unpaid were not considered significant. At June 28, 2002, no amounts remained outstanding.

       The restructuring events described above were independent of each other.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

11.     Income Taxes

       Net income (loss) before provision for (benefit from) income taxes consisted of the following (in thousands):

	Fiscal Years Ended			Nine Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

				(unaudited)
U.S.	$(271,991)	$(12,110)	$4,837	$2,418	$17,221
Foreign:
Canada	(4,042)	331	10,952	8,479	5,814
Ireland	—	—	—	—	9,047
Other	(184)	1,493	466	(150)	574

Net income (loss) before provision for (benefit from) income taxes	$(276,217)	$(10,286)	$16,255	$10,747	$32,656

       The provision for (benefit from) income taxes consisted of the following (in thousands):

	Fiscal Years Ended			Nine Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

				(unaudited)
Current tax expense (benefit):
U.S. Federal	$(46,977)	$(1,418)	$803	$518	$11,201
U.S. State	(7,440)	(1,056)	97	63	1,353
Foreign	(491)	2,128	4,714	2,268	4,949

Total current tax expense (benefit)	(54,908)	(346)	5,614	2,849	17,503

Deferred tax expense (benefit):
U.S. Federal	(139)	—	—	—	(7,294)
U.S. State	(8)	—	—	—	(882)
Foreign	—	1,529	(2,314)	(1,186)	(217)

Total deferred tax expense (benefit)	(147)	1,529	(2,314)	(1,186)	(8,393)

Provision for (benefit from) income taxes	$(55,055)	$1,183	$3,300	$1,663	$9,110

       Undistributed earnings of the Company’s foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes was provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for applicable foreign tax credits) and withholding taxes payable as imposed by the tax authorities of those foreign countries.

       The Company is subject to income taxes in both the United States and numerous foreign jurisdictions and the use of estimates are required in determining the Company’s worldwide provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could be subject to audit by tax authorities in the ordinary course of business.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

       A reconciliation of income taxes computed at the U.S. statutory rate to the provision for (benefit from) income taxes is as follows (in thousands):

	Fiscal Years Ended			Nine Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

				(unaudited)
Income tax provision for (benefit from) computed at the U.S. statutory rate of 35%	$(96,676)	$(3,600)	$5,689	$3,761	$11,429
State income taxes (benefits), net	(4,191)	(435)	141	57	1,381
Tax differential related to foreign operations	1,229	2,942	(2,117)	(2,186)	(207)
Write-off of in-process research and development	—	693	—	—	—
Non-deductible compensation expense	56,734	—	—	—	—
Reinstatement of net operating losses	—	—	(53,492)	5,746	—
Valuation allowance	(12,913)	1,913	53,324	(6,550)	(4,580)
Other	762	(330)	(245)	835	1,087

	$(55,055)	$1,183	$3,300	$1,663	$9,110

       Prior to the close of the New SAC Transaction, Crystal Decisions was included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Seagate Technology. Seagate Technology and Crystal Decisions had entered into a tax sharing agreement (the “Tax Allocation Agreement”) pursuant to which Crystal Decisions computed hypothetical taxes as if Crystal Decisions was not joined in the combined or consolidated returns with Seagate Technology. Crystal Decisions paid Seagate Technology the positive amount of any such hypothetical taxes. If the hypothetical taxes showed entitlement to refunds, including any refunds attributable to a carryback, then Seagate Technology would pay Crystal Decisions the amount of such refunds. In prior periods, Crystal Decisions generated substantial cash payments from the Company’s tax losses utilized by Seagate Technology, which were used to reduce the obligation under the revolving loan agreement (“Revolving Loan Agreement”) (note 14). As of the end of fiscal 2000 and fiscal 2001, respectively, $67.0 million and $4.0 million of intercompany tax related balances due to Crystal Decisions from Seagate Technology were offset against amounts due, if any, to Seagate Technology under the Revolving Loan Agreement. On November 22, 2000, the Tax Allocation Agreement was terminated.

       On November 23, 2000, the Company entered into a state tax allocation agreement with several New SAC affiliates. The computation of taxes was similar to that under the Tax Allocation Agreement. Effective June 30, 2001 the state tax allocation agreement ceased to apply. As of March 28, 2003, there were approximately $40,000 of tax related receivables due to Crystal Decisions from certain New SAC affiliates.

       Until October 22, 2000, certain employees of Crystal Decisions participated in the Seagate Technology Employee Stock Purchase Plan. During fiscal 2000 and fiscal 2001, respectively, $109,000 and $33,000 of income tax benefits relating to the exercise of stock options under this plan by the Company’s employees were credited to additional paid-in capital. The offsetting entry increased amounts due to Seagate Technology pursuant to the Tax Allocation Agreement.

       During fiscal 2002, the Company’s Canadian subsidiary transferred intellectual property to another foreign subsidiary. The transaction resulted in current taxes of $3.4 million, which were classified as an asset on the consolidated balance sheet and are being amortized over the life of

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

the transferred asset, which the Company has determined to be two years. As of March 28, 2003, $1.7 million of the asset was classified as “Prepaid and other current assets” and $425,000 was classified as “Other non-current assets” on the consolidated balance sheet.

       Deferred income taxes reflect the net tax effects of loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of Crystal Decisions’ deferred tax assets and liabilities consisted of the following (in thousands):

	Fiscal
	Years Ended

	June 29,	June 28,	Nine Months Ended
	2001	2002	March 28, 2003

Deferred tax assets
U.S. net operating loss carryforwards	—	$56,170	$44,958
Foreign net operating loss carryforwards	$387	1,440	1,440
Accrued expenses and reserves	4,438	3,849	7,212
Excess of tax bases over book bases of assets	10,675	6,779	6,541
Other	105	691	1,212

Total deferred tax assets	15,605	68,929	61,363
Valuation allowance	(15,605)	(68,929)	(51,398)

Net deferred tax assets	—	—	9,965

Deferred tax liabilities
Excess of book bases over tax bases of assets	3,600	583	1,123

Total deferred tax liabilities	$3,600	$583	$1,123

Total deferred tax assets (liabilities)	$(3,600)	$(583)	$8,842

       During the nine months ended March 28, 2003, the Company reduced its valuation allowance against deferred tax assets to reflect the amount of the future tax benefit that is more likely than not to be realized. A valuation allowance continues to be provided against those deferred tax assets for which there is uncertainty of future realization.

       The Company had foreign net operating losses of approximately $9.8 million, which are available to offset future foreign taxable income. The $9.8 million net operating losses can be used indefinitely in the future.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

12.     Net Income (Loss) Per Share

       On May 12, 2003, the Company’s Board of Directors approved a one for two reverse split of the Company’s outstanding common stock. The split is subject to the approval of the Company’s stockholders which is expected to occur in July 2003. Unless otherwise noted, all share and per share data included herein have been adjusted to reflect the one for two reverse stock split as if it had occurred at the beginning of the periods reflected.

       Below is a reconciliation of the numerator and denominator used to calculate net income (loss) per share (in thousands, except per share data) as calculated on a pre-split basis and a post-split basis after giving effect to the reverse stock split.

				Nine
	Fiscal Years Ended			Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

				(unaudited)
Pre-split
Basic net income (loss) per share computation:
Numerator:
Net income (loss)	$(221,162)	$(11,469)	$12,955	$9,084	$23,546

Denominator:
Weighted average number of common shares outstanding	75,001	75,253	75,601	75,518	75,951

Basic net income (loss) per share	$(2.95)	$(0.15)	$0.17	$0.12	$0.31

Diluted net income (loss) per share computation:
Numerator:
Net income (loss)	$(221,162)	$(11,469)	$12,955	$9,084	$23,546

Denominator:
Weighted average number of common shares outstanding	75,001	75,253	75,601	75,518	75,951
Dilutive effect of stock options under the treasury stock method	—	—	1,205	460	3,646

Weighted average number of common shares outstanding on a diluted basis	75,001	75,253	76,806	75,978	79,597

Diluted net income (loss) per share	$(2.95)	$(0.15)	$0.17	$0.12	$0.30

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

				Nine
	Fiscal Years Ended			Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

				(unaudited)
Post-split
Basic net income (loss) per share computation:
Numerator:
Net income (loss)	$(221,162)	$(11,469)	$12,955	$9,084	$23,546

Denominator:
Weighted average number of common shares outstanding	37,501	37,627	37,800	37,759	37,975

Basic net income (loss) per share	$(5.90)	$(0.30)	$0.34	$0.24	$0.62

Diluted net income (loss) per share computation:
Numerator:
Net income (loss)	$(221,162)	$(11,469)	$12,955	$9,084	$23,546

Denominator:
Weighted average number of common shares outstanding	37,501	37,627	37,800	37,759	37,975
Dilutive effect of stock options under the treasury stock method	—	—	603	231	1,823

Weighted average number of common shares outstanding on a diluted basis	37,501	37,627	38,403	37,990	39,798

Diluted net income (loss) per share	$(5.90)	$(0.30)	$0.34	$0.24	$0.59

The number of anti-dilutive stock options excluded from the net income (loss) calculation was 474,864 for fiscal 2002 and 2,789,075 and 516,106 for the nine months ended March 29, 2002 and March 28, 2003, respectively.

13.     Stockholders’ Equity

       As at March 28, 2003, Crystal Decisions’ authorized capital stock consists of 150,000,000 shares of common stock at $0.001 par value per share. No dividends have been declared or paid to date by Crystal Decisions.

1999 and 2000 Stock Option Plans

       The Crystal Decisions 1999 and 2000 Stock Option Plans provide for the issuance of incentive and nonstatutory stock options to employees, directors and consultants of Crystal Decisions, New SAC and subsidiaries of the consolidated group.

1999 Stock Option Plan

       Crystal Decisions reserved 11,250,000 shares under the 1999 Stock Option Plan. Options granted under this plan are generally granted at fair market value, expire ten years from the date of the grant and vest over 48 months, with the shares subject to the option vesting as to 25% on the first anniversary of the vesting commencement date and as to 1/48th of the option per month

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

thereafter. As of June 30, 2000, June 29, 2001, June 28, 2002 and March 28, 2003 respectively, 4,313,247, 5,340,022, 6,695,111 and 8,686,357 options were outstanding under the 1999 stock option plan and 6,936,228, 5,711,533, 4,123,611 and 2,050,680 options remained available for grant.

2000 Stock Option Plan

       Crystal Decisions reserved 100,000 shares under the 2000 Stock Option Plan. Options granted under this plan were granted at fair market value, expire ten years from the date of grant and become fully vested and exercisable immediately prior to a merger or asset sale, other than the New SAC Transaction, or on the date an initial public offering of Crystal Decisions’ common stock is declared effective by the Securities and Exchange Commission. A dividend will be recorded upon the vesting of these options at fair value under SFAS 123. All of the options under this plan were granted to employees of Seagate Technology before the New SAC Transaction. At June 30, 2000, 80,725 options were outstanding under the 2000 stock option plan and 19,275 options remained available for grant. As of June 29, 2001, June 28, 2002 and March 28, 2003, respectively, 53,225 options were outstanding under the 2000 stock option plan and 46,775 options remained available for grant.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

       Following is a summary of stock option activity from the inception of the Crystal Decisions Plans through the end of March 28, 2003:

		Options Outstanding

		Number of	Weighted
	Shares	Common	Average
	Available for	Shares	Exercise
	Grant	Issuable	Price

Balance at July 2, 1999	—	—	—
Shares reserved under the Crystal Decisions Plans	11,350,000	—	—
Granted	(4,750,757)	4,750,757	$8.00
Exercised	—	(525)	8.00
Cancelled	356,260	(356,260)	8.00

Balance at June 30, 2000	6,955,503	4,393,972	8.00

Granted	(1,652,582)	1,652,582	8.00
Exercised	—	(197,920)	8.00
Cancelled	455,387	(455,387)	8.00

Balance at June 29, 2001	5,758,308	5,393,247	8.00

Granted	(1,909,909)	1,909,909	8.98
Exercised	—	(233,083)	8.00
Cancelled	321,862	(321,862)	8.20
Repurchased	125	125	8.00

Balance at June 28, 2002	4,170,386	6,748,336	8.28

Granted	(2,512,747)	2,512,747	11.05
Exercised	—	(80,676)	8.04
Cancelled	440,825	(440,825)	9.39
Share adjustment due to reverse stock split	(1,009)	—	—

Balance at March 28, 2003	2,097,455	8,739,582	$9.02

       The following table summarizes the status of the Company’s stock options outstanding and exercisable at March 28, 2003:

Options Outstanding				Exercisable Options

		Weighted
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average
Exercise	Number of	Life	Exercise	Number of	Exercise
Price	Shares	(in years)	Price	Shares	Price

$8.00	4,857,297	7.1	$8.00	3,708,592	$8.00
8.50	1,155,584	8.6	8.50	419,456	8.50
10.00	126,997	8.9	10.00	42,573	10.00
11.00	2,341,700	9.6	11.00	260	11.00
12.00	258,004	9.5	12.00	26,986	12.00

	8,739,582	8.1	$9.02	4,197,867	$8.10

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

   Pro Forma Effect of Stock-Based Compensation

       Crystal Decisions has elected to measure compensation expense for its 1999 Stock Option Plan using the intrinsic value method prescribed by APB 25 and related interpretations.

       As required by SFAS 123, as modified by SFAS 148, the Company is required to present pro forma disclosure of the effects of using the fair value method and has done so in note 3 “Stock-Based Compensation”. For purposes of the pro forma disclosure, management estimates the fair value of stock options issued to employees using the Black-Scholes option valuation model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of options and the Company’s expected stock price volatility. Therefore, the estimated fair value of the Company’s employee stock options could vary significantly as a result in changes in the assumptions used.

       The weighted average assumptions used and the resulting estimates of weighted-average fair value of options granted during the following periods without taking into account the one for two reverse stock split, were as follows:

	Fiscal Years Ended			Nine Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

				(unaudited)
Volatility factor	95%	99%	101%	101%	100%
Expected life of stock options	1.97 years	2.82 years	3 years	3 years	3 years
Risk-free interest rate	6.2%	5.6%	4.0%	4.0%	2.0%
Dividend yields	0.0%	0.0%	0.0%	0.0%	0.0%
Weighted-average fair value of options granted during the period	$2.83	$3.06	$2.88	$2.75	$3.46

       Until October 22, 2000, the employees of Crystal Decisions were eligible to participate in the Old Seagate Employee Stock Purchase Plan (“Purchase Plan”). The weighted average fair value of shares granted under Purchase Plan was $11.47 in fiscal 2000. The fair value was estimated assuming no dividends and the following weighted average assumptions: an expected life of six months, a risk-free interest rate of 5.7% and a volatility of 78%. The weighted average purchase price of shares granted under the Purchase Plan was $23.38 per share in fiscal 2000. The estimated fair value of the options was amortized over the six-month purchase period for stock purchases under the Purchase Plan ending October 22, 2000.

       For purposes of pro forma disclosures pursuant to SFAS 123, the expected volatility assumptions used by the Company have been based on an average of our competitors’ historical volatilities over the expected life of the stock options.

Common Stock Subject to Repurchase

       Under the provisions of the 1999 Stock Option Plan, a former employee and certain non-employee directors have exercised certain of their options to purchase common stock, including the unvested portion. At the option of Crystal Decisions and within 30 days of termination of these individuals, Crystal Decisions may, but is not obligated to, repurchase the unvested shares at the original purchase price. There was no stock subject to repurchase as of June 30, 2000. As of June 29, 2001, June 28, 2002 and March 28, 2003, respectively, there were 64,499, 35,416

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

and 14,950 unvested shares that could become subject to repurchase at an aggregate repurchase price of $515,992, $283,328 and $119,600, respectively.

14.     Revolving Loan Agreements

   Seagate Technology

       On July 4, 2001, Crystal Decisions and Seagate Technology renewed the Revolving Loan Agreement originally dated June 28, 1996, which was previously with Old Seagate. The renewed Revolving Loan Agreement provided for maximum outstanding borrowings of up to $15.0 million, which was reduced from the amended loan dated July 4, 2000, which provided for maximum outstanding borrowings of up to $60.0 million. As explained in note 11, the Company also had amounts receivable from (or payable to) Old Seagate under the Tax Allocation Agreement for income tax loss benefits utilized by Old Seagate relative to Crystal Decisions’ tax loss position.

       The loan balance due to Old Seagate was offset against the net receivable pursuant to the Tax Allocation Agreement in accordance with the terms of the contractual agreements.

       The Revolving Loan Agreement expired on July 4, 2002 and was not renewed. The net receivable or net payable balance was presented on the consolidated balance sheets in accordance with the terms of the Revolving Loan Agreement and Tax Allocation Agreement.

       Prior to fiscal 2001, certain of Crystal Decisions’ working capital requirements were financed through the revolving loan agreements and at July 2, 1999 there was a net payable balance due to Old Seagate. At June 30, 2000, there was a net receivable balance due from Old Seagate of $25.7 million, largely as the result of amounts due from Old Seagate Under the Tax Allocation Agreement for income tax loss benefits utilized by Old Seagate relative to Crystal Decisions’ tax loss position.

       During the three months ended June 29, 2001, Seagate Technology repaid $31.0 million of the net balance receivable under the Revolving Loan Agreement, thereby decreasing the receivable balance at June 29, 2001 to $3.4 million. During the three months ended September 28, 2001, Seagate Technology repaid the remaining portion of the receivable balance. At June 28, 2002, or on the expiration of the Revolving Loan Agreement on July 4, 2002, there was no net balance receivable or payable under the Revolving Loan Agreement.

       During all periods, interest income or expense was calculated on a monthly basis on the outstanding net receivable or net payable revolving loan balance. During fiscal 2000, net interest expense of $583,000 was incurred at an average rate of 7.85%, being LIBOR plus 2% per annum. During fiscal 2001, net interest income of $1.8 million was earned at an average rate of 6.46%. During fiscal 2001 and 2002, interest income was earned at Seagate Technology’s in-house portfolio yield rate. During fiscal 2002, net interest income of $301,000 was earned at an average rate of 3.71% for the first fiscal quarter of 2002.

   Comerica Bank-California

       In October 2002, Crystal Decisions executed an accounts receivable-based revolving facility (the “Revolving Line”) with Comerica Bank-California (“Comerica”). The Revolving Line provides up to $15.0 million in borrowings for general working capital purposes. Interest is calculated, depending on the nature of the advance, at either the U.S. prime rate or LIBOR plus 2.5% per annum. On prime rate advances, interest is payable monthly. On LIBOR advances, interest is payable on a quarterly basis and at the end of each LIBOR period. Borrowings under

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

the Revolving Line are limited to 80% of eligible accounts receivable, with an additional $2.0 million available in any month in which Crystal Decisions maintains $15.0 million of its investment accounts with Comerica or its affiliates. The Revolving Line expires on September 30, 2004 at which time the outstanding principal and interest payable balances are due immediately. The Revolving Line is collateralized by substantially all the Company’s personal property, excluding intellectual property. The agreement also required the Company’s U.S. and Canadian subsidiaries to pledge their assets in support of Crystal Decisions’ obligations under the agreement. The Company was required to pledge shares of most of its subsidiaries to Comerica.

       The terms of the Revolving Line require Crystal Decisions to maintain certain quarterly financial covenants related to liquidity, minimum tangible net worth and quarterly free cash flow. The agreement restricts certain of the Company’s activities. For example, it restricts the Company from selling, leasing or otherwise disposing of any part of the business or property under most circumstances. In addition, the agreement prohibits the Company from entering into arrangements which will result in a change of control or in which the Company would incur certain forms of indebtedness without Comerica’s consent. The Company is also restricted from making certain types of distributions and investments. The Company is required to maintain at least an aggregate of $10.0 million in investment accounts with Comerica and some of its affiliates. No amounts were outstanding under the Revolving Line at March 28, 2003. At March 28, 2003, Crystal Decisions maintained $35.1 million of its cash equivalents balance with Comerica.

15.	Debt Guarantees and Pledge of Assets

       On November 22, 2000, as part of the financing of the New SAC Transaction, New SAC, through an indirect subsidiary Seagate Technology (U.S.) Holdings, Inc., entered into a credit agreement for senior credit facilities with a syndicate of banks and other financial institutions (the “Credit Agreement”). The senior credit facilities negotiated under the Credit Agreement provided senior secured financing of up to $900 million, consisting of $700 million of term loans and a $200 million revolving credit facility. In addition, Seagate Technology International, which is an indirect subsidiary of New SAC, issued unsecured senior subordinated notes (the “Notes”) under an Indenture dated November 22, 2000, at a discount to the aggregate principal amount of $210 million, for gross proceeds of approximately $201 million. The Notes had an original maturity date of November 15, 2007 and incurred interest payable semi-annually at a rate of 12.5% per annum.

       Under these agreements, New SAC and certain of its subsidiaries, including Crystal Decisions and certain of its subsidiaries, were guarantors on a joint and several, whole and unconditional basis, of the senior credit facilities and the Notes. In addition, the majority of New SAC’s and certain of its subsidiaries’ assets, including certain of Crystal Decisions’ assets and its capital stock, were pledged against the term loans under the Credit Agreement. Also, New SAC, and certain of its subsidiaries, including Crystal Decisions and certain of its subsidiaries, had agreed to certain covenants under the Credit Agreement and the Notes, including restrictions on future equity and borrowing transactions, business acquisitions and disposals, making certain restricted payments and dividends, making certain capital expenditures, incurring guarantee obligations and engaging in mergers or consolidations.

       As New SAC did not require Crystal Decisions’ cash flow to be used to service the obligations pursuant to the Credit Agreement or the Notes, and as the Company believed that none of the guarantees or pledges of assets under the term loans or its guarantee obligations

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

under the Indenture were likely to be invoked, Crystal Decisions’ consolidated and combined financial statements did not reflect any of the proportionate debt and interest charges related to the financing of the New SAC Transaction.

       On May 13, 2002, New SAC and its affiliates completed a refinancing of the secured credit facilities and a tender offer for all of the outstanding Notes and repaid the remaining balance outstanding on the terms loans under the former senior secured credit facilities. Crystal Decisions and its subsidiaries were released from all of the guarantees, pledge of assets and restrictive covenants that existed under the Credit Agreement and Indenture. Crystal Decisions did not fund any debt or interest repayments in respect to the Credit Agreement during the period the credit remained outstanding.

16.	Business Segment and Geographic Information

       Crystal Decisions operates in a single business segment — information management software. Crystal Decisions’ markets its products and services in the United States and in foreign countries through its direct sales force and indirect distribution channels. Within the segment, the chief operating decision maker, Crystal Decisions’ chief executive officer, evaluates the performance of the business based upon revenues from product and services, revenues by geographic regions and revenues by product channels.

   Product and services revenues (in thousands):

	Fiscal Years Ended			Nine Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

				(unaudited)
Licensing	$74,182	$107,028	$140,009	$100,508	$135,062
Maintenance, support and services	52,727	60,694	77,161	55,288	74,204

Total revenues	$126,909	$167,722	$217,170	$155,796	$209,266

   Geographic revenues (in thousands)(1):

	Fiscal Years Ended			Nine Months Ended

	June 30,	June 29,	June 28,	March 29,	March 28,
	2000	2001	2002	2002	2003

				(unaudited)
North America	$89,887	$123,450	$159,836	$115,308	$153,806
Europe(2)	28,453	31,812	41,770	29,624	40,560
Asia Pacific	8,569	12,460	15,564	10,864	14,900

Total revenues	$126,909	$167,722	$217,170	$155,796	$209,266

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

   Channel revenues (in thousands):

	Fiscal Years Ended			Nine Months Ended

	June 30,	June 29,	June 30,	March 29,	March 28,
	2000	2001	2000	2002	2003

				(unaudited)
Direct	$75,798	$106,104	$145,944	$103,746	$139,843
Indirect(3)	51,111	61,618	71,226	52,050	69,423

Total revenues	$126,909	$167,722	$217,170	$155,796	$209,266

   Long-lived tangible and intangible assets (in thousands):

	June 29,	June 28,	March 28,
	2001	2002	2003

United States	$12,310	$587	$511
Canada	14,120	14,933	21,011
Other	2,029	381	2,205

Total long-lived tangible and intangible assets	$28,459	$15,901	$23,727

   Reconciliation of total assets (in thousands):

	June 29,	June 28,	March 28,
	2001	2002	2003

Total long-lived tangible and intangible assets	$28,459	$15,901	$23,727
Other assets, including current	76,667	120,945	161,181

Total assets	$105,126	$136,846	$184,908

(1)	Revenues are attributed to geographic locations based on the location of the customer.

(2)	Europe includes the Middle East and Africa.

(3)	Includes distributors, resellers and OEMs.

       A third-party customer, Ingram Micro, accounted for a total of $25.3 million, $27.7 million and $21.0 million, of total revenues during fiscal 2000, fiscal 2001 and fiscal 2002, respectively. Ingram Micro accounted for approximately 10% of total revenues in the nine months ended March 29, 2002 and less than 10% of total revenues in the nine months ended March 28, 2003. No other customer accounted for 10% or more of Crystal Decisions consolidated total revenues during fiscal 2000, fiscal 2001, fiscal 2002 or the nine months ended March 28, 2003.

17.     Commitments

Leases

       Crystal Decisions leases its facilities under lease agreements. Rent expense for facilities under operating leases was $5.7 million, $6.4 million and $7.8 million for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. Rent expense was $5.7 million and $6.1 million for the nine months ended March 29, 2002 and March 28, 2003, respectively. Facility operating leases expire at various dates through fiscal 2015 and contain various provisions for rental adjustments. The leases require Crystal Decisions to pay property taxes, insurance and normal maintenance costs. Crystal Decisions also occupies certain facilities leased by Seagate Technology for which fair value rent and related costs of approximately $160,000 per annum are charged. This lease is

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

expected to end in September 2003. Approximate minimum lease payments for the Company’s facilities were as follows at March 28, 2003 (in thousands):

Fiscal Years
Remainder of fiscal 2003	$2,043
2004	7,503
2005	5,709
2006	4,353
2007	3,675
2008	3,543
Thereafter	19,364

Total future minimum lease payments	$46,190

18.     Litigation

       In November 1997, Vedatech Corporation (“Vedatech”) commenced an action in the Chancery Division of the High Court of Justice in the United Kingdom against Crystal Decisions (UK) Limited, a wholly owned subsidiary of Crystal Decisions. The liability phase of the trial was completed in March 2002, with Crystal Decisions prevailing on all claims except for a quantum meruit claim. The court ordered the parties to mediate the amount of that claim and, in August 2002, the parties came to a mediated settlement. The mediated settlement was not material to Crystal Decisions’ operations and contained no continuing obligations. In September 2002, however, we received a notice that Vedatech is seeking to set aside the settlement. The mediated settlement and related costs are accrued in the consolidated financial statements. In April 2003, Crystal Decisions filed an action in the High Court of Justice seeking a declaration that the mediated settlement agreement is valid and binding. In connection with this request for declaratory relief Crystal Decisions paid the agreed settlement amount into the court. Although Crystal Decisions believes that Vedatech’s basis for seeking to set aside the mediated settlement is meritless, the outcome cannot be determined at this time. If the mediated settlement were to be set aside, a negative outcome could adversely affect Crystal Decisions’ financial position and results of operations.

       In addition to the foregoing, Crystal Decisions is subject to other litigation in the ordinary course of its business. Where the Company believes a loss is probable and can be reasonably estimated, the estimated loss is accrued in the consolidated financial statements; and where the outcome of these matters is not determinable no provision is made in the financial statements until the loss, if any, is probable and can be reasonably estimated or the outcome becomes known.

       While Crystal Decisions believes that the ultimate outcome of these matters will not have a material adverse effect on the Company, the outcome of these matters is not determinable and negative outcomes may adversely effect Crystal Decisions’ financial position or results of operations.

19.     Recent Accounting Pronouncements

       In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 expands the disclosure requirements of guarantee obligations and requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees, including indemnifications, that an entity has issued. The disclosure provisions of FIN 45 are effective for financial statements of

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

interim periods ending after December 15, 2002; however, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

       The Company has pledged certain assets and shares in connection with the Revolving Line agreement with Comerica described in note 14.

       The Company also maintains directors’ and officers’ liability insurance with respect to liabilities arising out of certain matters, including matters arising under the securities laws. This insurance is subject to limitations, conditions and deductibles set forth in the respective insurance policy. There is no pending litigation or proceeding involving any director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

       As part of the New SAC Transaction referred to in note 2, New SAC and certain of their subsidiaries, including Crystal Decisions, entered into an Indemnification Agreement with VERITAS. The Indemnification Agreement provides that New SAC, including Crystal Decisions, is required to indemnify VERITAS and its affiliates for specified liabilities of Old Seagate and Seagate Software Holdings, including selected taxes.

20.     Subsequent Events

Initial Public Offering

       On May 12, 2003, the Company’s Board of Directors approved an initial public offering of shares of common stock of Crystal Decisions under the Securities Act of 1933. Prior to this offering, there has been no public market for the common stock of Crystal Decisions.

Increase in Authorized Shares

       On May 12, 2003, the Company’s Board of Directors approved an increase in the number of authorized shares of our common stock from 150,000,000 to 350,000,000 shares. The Company’s Board of Directors also approved the creation and authorization of 10,000,000 shares of designated preferred stock, par value $0.001 per share. These amendments to the Company’s certificate of incorporation will become effective after approval by the Company’s stockholders, which is expected to occur in July 2003.

Reverse Stock Split

       On May 12, 2003, the Company’s Board of Directors approved a one for two reverse stock split of our common stock subject to approval by our stockholders. The reverse stock split will not become effective until the completion of the Company’s annual meeting of stockholders, which is expected to occur in July 2003. All share amounts and per share data reflected in these consolidated and combined financial statements are shown after giving retroactive effect to the one for two reverse stock split, except where noted as pre-split.

CRYSTAL DECISIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(continued)

New Stock Option Plans

       On May 12, 2003, the Company’s Board of Directors approved, subject to stockholder approval, the following actions to occur concurrent with the effectiveness of the Company’s planned initial public offering:

•	Termination of the 1999 Stock Option Plan and 2000 Stock Option Plan as to future option grants other than pursuant to subplans for certain of the Company’s subsidiaries outside of the United States until such time as new sub-plans for these foreign subsidiaries have received any necessary qualification under applicable foreign laws.

•	Adoption of the 2002 Stock Option Plan — 2,500,000 shares of common stock will be reserved for issuance under the 2002 Stock Option Plan. On the first day of each fiscal year, starting with July 3, 2004, the number of shares in the reserve will increase by the lesser of 3,750,000 shares of common stock; 5.0% of outstanding shares of common stock on the last day of the previous fiscal year; or an amount determined by the Board of Directors. The plan will terminate in May 2013, unless the Board of Directors terminates it sooner.

•	Adoption of the 2002 Director Option Plan — 125,000 shares of common stock will be reserved for issuance under the 2002 Director Option Plan. On the first day of each fiscal year, starting with July 3, 2004, the number of shares in the reserve will increase by the lesser of 150,000 shares of common stock; 0.2% of outstanding shares of common stock on the last day of the previous fiscal year; or an amount determined by the Board of Directors. The plan will terminate in May 2013, unless the Board of Directors terminates it sooner.

Vesting of Options Under the 2000 Stock Option Plan

       Pursuant to the terms of options granted under the Company’s 2000 Stock Option Plan, all options to purchase the Company’s common stock outstanding as of the date of the effectiveness of a registration statement filed by the Company in connection with its initial public offering will become fully vested and exercisable. As a result of these provisions, at the time of the Company’s initial public offering, options to purchase 53,225 shares of the Company’s common stock at a per share exercise price of $8.00 will become fully vested and immediately exercisable. The Company will record a dividend based on the fair value of those options upon the date of vesting which is the date the registration statement becomes effective. The value of those options will be determined using the Black-Scholes option valuation model.

Donation of Cash

       On May 12, 2003, the Company’s Board of Directors approved a pledge of $1.0 million in cash as an endowment to the Community Foundation of Silicon Valley. In addition, it was approved that a charitable matching plan be established pursuant to which the Company will match employee donations to the charitable organization described above. The matching of contributions will be on a dollar for dollar basis subject to a maximum annual charitable contribution by the Company in any fiscal year of an amount equal to one percent of the Company’s income before interest, taxes and amortization for the prior fiscal year. This plan shall continue from fiscal year to fiscal year. The maximum amount that could be paid by Crystal Decisions under this matching plan for fiscal 2003 is approximately $220,000.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             Shares

Crystal Decisions, Inc.

Common Stock

Goldman, Sachs & Co.

Morgan Stanley
Citigroup
Thomas Weisel Partners LLC

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC Registration Fee		$13,956
NASD Filing Fee		17,750
Nasdaq National Market Listing Fee		*
Printing Costs		*
Directors and Officers’ Insurance		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that: (1) the registrant is required to indemnify its directors and executive officers and persons serving in these capacities in other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (3) the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with defending a proceeding, except that it is not required to advance expenses to a person against whom the registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit; (4) the rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (5) the registrant may not retroactively amend the bylaw provisions in a way that is adverse to our directors, executive officers and employees in these matters.

       The registrant’s policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the bylaws, as well as certain additional procedural protections. In addition, the indemnification agreements provide that the registrant’s directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses, including attorney’s fees, and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors or officers of any other company or enterprise when they are serving in these capacities at the request of the registrant. The registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the registrant’s board of directors or brought to enforce a right to indemnification under the indemnification agreement, the registrant’s bylaws or any statute or law. Under the agreements, the registrant is not obligated to indemnify the indemnified party (1) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in any proceeding was not made in good faith or was frivolous; (2) for any amounts paid in settlement of a proceeding unless the registrant consents to such settlement; (3) with respect to any proceeding brought by the registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (4) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the registrant pursuant to the provisions of §16(b) of the Securities Exchange Act of 1934, and related laws; (5) on account of the indemnified party’s conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (6) on account of any conduct from which the indemnified party derived an improper personal benefit; (7) on account of conduct the indemnified party believed to be contrary to the best interests of the registrant or its stockholders; (8) on account of conduct that constituted a breach of the indemnified party’s duty of loyalty to the registrant or its stockholders; or (9) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful. In addition, Messrs. Luczo, Roux, Thompson and Waite have entered into indemnification agreements with New SAC. Mr. Roux, who serves on the board of the registrant, has entered into an indemnification agreement with an affiliate of Silver Lake Partners.

       The indemnification provisions in the bylaws and the indemnification agreements entered into between the registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933.

       Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit
Document	Number

Form of Underwriting Agreement*	1.1
Certificate of Incorporation of Registrant	3.1
Certificate of Incorporation of Registrant to be in effect after Annual Meeting of Stockholders	3.1.1
Bylaws of Registrant	3.2
Bylaws of Registrant to be in effect after Annual Meeting of Stockholders	3.2.1
Form of Indemnification Agreement	10.5
Form of Amended and Restated Indemnification Agreement	10.5.1

*	To be filed by amendment

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

       Since our incorporation in August 1999, the registrant has sold and issued the following securities:

1.	In August 1999, the registrant issued and sold 500 shares of Common Stock to one accredited investor for $1,000 pursuant to Section 4(2) of the Securities Act.

2.	In November 1999, the registrant issued and sold 37,500,000 shares of Common Stock to one accredited investor for the operating assets, liabilities and interests in subsidiaries of its information management business pursuant to Section 4(2) of the Securities Act.

3.	From November 1999 to December 2000, the registrant issued and sold 141,410 shares of Common Stock to 22 employees and directors for $1,131,280 pursuant to Section 4(2) of the Securities Act.

       The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

       a.     Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit
Number

1.1*	Form of Underwriting Agreement
3.1(1)	Certificate of Incorporation of Registrant
3.1.1	Certificate of Incorporation of Registrant to be in effect after Annual Meeting of Stockholders
3.2(1)	Bylaws of Registrant, as amended and restated
3.2.1	Bylaws of Registrant to be in effect after Annual Meeting of Stockholders
4.1*	Form of Specimen Stock Certificate
4.2*	Form of Stockholders Agreement by and among Crystal Decisions, Inc., New SAC, Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P., SAC Investments, L.P., August Capital III, L.P., J.P. Morgan Partners, L.L.C., GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs Gmbtt, Stone Street Fund 2000 L.P., Bridge Street Special Opportunities Fund 2000, L.P., Staenbert Venture Partners II, L.P., Staenberg Seagate Partners, LLC, Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P. and the individuals listed therein to be in effect upon the effective time of the Registration Statement.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati
10.1(1)	1999 Stock Option Plan and form of Stock Option Agreement, as amended and restated
10.1.1(1)	1999 Stock Option Plan — Canadian Stock Option Agreement
10.1.2(1)	1999 Stock Option Plan — United Kingdom Sub-Plan, as amended and restated
10.1.3(7)	1999 Stock Option Plan, as Amended August 13, 2001
10.1.4(4)	1999 Stock Option Plan — French Sub-Plan.
10.2(1)	2000 Stock Option Plan and form of Stock Option Agreement, as amended and restated

Exhibit
Number

10.3(1)	Seagate Technology, Inc. Employee Stock Purchase Plan, as amended and restated
10.4(1)	Intercompany Revolving Loan Agreement dated July 4, 2000 between the Registrant and Seagate Technology LLC
10.4.1(5)	Intercompany Revolving Loan Agreement dated July 4, 2001 between Crystal Decisions, Inc. and Seagate Technology LLC
10.5(1)	Form of Indemnification Agreement entered into between the Registrant, its affiliates and its directors and officers
10.5.1	Form of Amended and Restated Indemnification Agreement to be entered into between the Registrant and its directors and officers
10.6(1)	General Services Agreement dated June 28, 1997 between Seagate Software Holdings, Inc. and Seagate Technology, Inc.
10.6.1(2)	Management Services Agreement dated November 20, 2000 between Seagate Software Information Management Group Holdings, Inc. and Seagate Technology (US) Holdings, Inc.
10.6.2(2)	Corporate Services Agreement dated July 1, 2000 between Seagate Software Information Management Group Holdings, Inc. and Seagate Technology LLC
10.6.3(2)	Payroll Services Agreement dated July 14, 2000 between Seagate Software Information Management Group Holdings, Inc. and Seagate US LLC
10.7(1)	Tax Allocation Agreement dated April 4, 1996 between Seagate Software Holdings and Seagate Technology, Inc.
10.8(5)	Cross License and Original Equipment Manufacturing Agreement effective October 5, 1998 by and among Seagate Software Information Management Group, Inc., VERITAS Software Corporation and VERITAS Operating Corporation
10.8.1(1)	Amendment No. 1 to Cross License and OEM Agreement dated April 16, 1999
10.9(1)	Lease Agreement dated November 1, 1997 between No. 163 Cathedral Ventures Limited, Seagate Software Information Management Group, Inc. and Seagate Technology, Inc., as Guarantor
10.9.1(1)	Amendment to Lease agreement dated January 27, 1999
10.10(1)	Lease Agreement dated September 27, 1999 between Laurelton Investments Ltd., Seagate Software Information Management Group (Canada) Ltd. and Seagate Software, Inc.
10.10.1(5)	Amendment to Lease agreement dated June 22, 2000 between Laurelton Investments Ltd., Seagate Software Information Management Group (Canada) Ltd. and Seagate Software, Inc.
10.10.2(4)	Amended and Restated Lease Agreement dated February 28, 2002 between Laurelton Investments Ltd., Crystal Decisions, Corp. and Crystal Decisions, Inc.
10.11(1)	Lease agreement dated October 18, 1996 between Ravenseft Properties Limited and Holistic Systems Limited
10.11.1(1)	License to Underlet dated May 16, 2000 between Ravenseft Properties Limited, Blackwell Healthcare Communications Limited and Seagate Information Management Group Limited
10.11.2	Under lease agreement dated May 23, 2000 between Seagate Information Management Group Limited and Blackwell Healthcare Communications Limited
10.12(1)	Lease agreement dated June 22, 1998 between Allstate Insurance Company and Seagate Software, Inc.
10.13(1)	Sublease agreement dated June 18, 1999 between Bellsouth Mobility Inc. and Seagate Software Inc.

Exhibit
Number

10.14(3)	Seagate Software Information Management Group (US), Inc. Software License Agreement between Seagate Software Information Management Group, Inc. and Seagate Technology
10.14.1(8)	Amendment No. 1 to the Software License Agreement, dated as of September 20, 2000, between Seagate Technology LLC and Crystal Decisions, Inc.
10.15(5)	Offer Letter dated as of July 20, 2000 by and between Seagate Software Information Management Group, Inc. and William G. Gibson
10.16(6)	Loan and Security agreement dated October 1, 2002 between Crystal Decisions, Inc. and Comerica Bank-California
10.16.1(6)	Addendum to Loan and Security Agreement entered into as of October 1, 2002 between Crystal Decisions, Inc. and Comerica Bank-California
10.17(6)	Offer Letter dated as of September 25, 2002 between Crystal Decisions, Inc. and Jonathan Judge
10.18	2002 Stock Option Plan
10.19	2002 Director Option Plan
10.20(9)	Shareholders Agreement, dated as of November 22, 2000, by and among New SAC, Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P., SAC Investments, L.P., August Capital III, L.P., Chase Equity Associates, L.P., GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 2000 L.P., Bridge Street Special Opportunities Fund 2000, L.P., Staenberg Venture Partners II, L.P., Staenberg Seagate Partners, LLC, Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P. and the individuals listed therein
10.21(10)	Management Shareholders Agreement, dated as of November 22, 2000, by and among New SAC and the Management Shareholders listed therein
10.22(11)	Indemnification Agreement, dated as of March 29, 2000, by and among VERITAS Software Corporation, Seagate Technology, Inc. and Suez Acquisition Company (Cayman) Limited
10.22.1(12)	Joinder Agreement to the Indemnification Agreement, dated as of November 22, 2000, by and among VERITAS Software Corporation, Seagate Technology, Inc. and the SAC Indemnitors listed therein, including Seagate Software Information Management Group Holdings, Inc.
10.22.2(13)	Consolidated Amendment to the Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent, dated as of August 29, 2000, by and among Suez Acquisition Company (Cayman) Limited, Seagate Technology, Inc., Seagate Software Holdings, Inc., VERITAS Software Corporation and Victory Merger Sub, Inc.
10.22.3(14)	Consolidated Amendment No. 2 to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent, dated, as of October 18, 2000, by and among Suez Acquisition Company (Cayman) Limited, Seagate Technology, Inc., Seagate Software Holdings, Inc., VERITAS Software Corporation and Victory Merger Sub, Inc.
10.22.4(15)	Reimbursement Agreement, dated as of July 1, 2002, by and among New SAC and its subsidiaries party thereto, including Crystal Decisions, Inc.

Exhibit
Number

21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-10 to this Form S-1)

*	To be filed by amendment.

(1)	Incorporated by reference to the registrant’s Registration Statement on Form 10 filed on October 27, 2000 (File No. 000-31859).

(2)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended March 30, 2001.

(3)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended December 29, 2000.

(4)	Incorporated by Reference to the registrant’s Annual Report on Form 10-K for the period ended June 28, 2002.

(5)	Incorporated by reference to the registrant’s Annual Report on Form 10-K for the period ended June 29, 2001.

(6)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended September 27, 2002.

(7)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended September 28, 2001.

(8)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended March 28, 2003.

(9)	Incorporated by reference to Exhibit 10.10 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(10)	Incorporated by reference to Exhibit 10.11 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(11)	Incorporated by reference to Exhibit 2.3 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(12)	Incorporated by reference to Exhibit 2.4 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(13)	Incorporated by reference to Exhibit 2.5 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(14)	Incorporated by reference to Exhibit 2.6 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(15)	Incorporated by reference to Exhibit 10.18 to amendment no. 10 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on December 17, 2002.

(b)     Financial Statement Schedules

Schedule II Valuation and Qualifying Accounts

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Stockholders of

Crystal Decisions, Inc.:

       We have audited the consolidated balance sheets of Crystal Decisions, Inc., as of June 29, 2001, June 28, 2002 and March 28, 2003 and the related consolidated and combined statements of operations, stockholders’ equity and cash flows for the fiscal years ended June 30, 2000, June 29, 2001 and June 28, 2002 and the nine months ended March 28, 2003 and have issued our report thereon dated April 17, 2003 (except note 20, as to which the date is July      , 2003) included elsewhere in this Registration Statement. Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

       In our opinion, the financial statement schedules referred to above, when considered in relation to the consolidated and combined financial statements taken as a whole, present fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Vancouver, Canada

April 17, 2003
(except note 20, as to which
the date is July      , 2003)

       The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in note 20 to the consolidated and combined financial statements.

/s/ ERNST & YOUNG LLP

Vancouver, Canada

May 23, 2003

Schedule II — Valuation and Qualifying Accounts — Accounts receivable allowances.

		Additions
	Balance at	Charged to	Reductions
	Beginning of	Return	from Return	Balance at End
Description	Period	Reserves	Reserves	of Period

	(in thousands)
Return Reserves:
Nine Months Ended
March 28, 2003	$475	$1,640	$1,508	$607

Fiscal Years Ended
June 28, 2002	$1,097	$1,551	$2,173	$475

June 29, 2001	$1,015	$1,730	$1,648	$1,097

June 30, 2000	$1,212	$1,130	$1,327	$1,015

		Additions
		Charged to	Reductions from
	Balance at	Allowance for	Allowance for
	Beginning of	Doubtful	Doubtful	Balance at End
Description	Period	Accounts	Accounts	of Period

	(in thousands)
Allowance for Doubtful Accounts:
Nine Months Ended
March 28, 2003	$2,148	$443	$231	$2,360

Fiscal Years Ended
June 28, 2002	$1,779	$644	$275	$2,148

June 29, 2001	$1,679	$801	$701	$1,779

June 30, 2000	$1,635	$3,191	$3,147	$1,679

       Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.	UNDERTAKINGS.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California on May 23, 2003.

By:	/s/ JONATHAN J. JUDGE ______________________________________ Jonathan J. Judge

President and Chief Executive Officer

POWER OF ATTORNEY

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Jonathan J. Judge and Eric Patel, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by his said attorney to any and all amendments to said registration statement.

       PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

Signature	Title	Date

/s/ JONATHAN J. JUDGE (Jonathan J. Judge)	President and Chief Executive Officer (Principal Executive Officer)	May 23, 2003

/s/ ERIC PATEL (Eric Patel)	Chief Financial Officer (Principal Accounting and Financial Officer)	May 23, 2003

(Gregory B. Kerfoot)	Chairman of the Board of Directors

/s/ FRED D. ANDERSON (Fred D. Anderson)	Director	May 23, 2003

/s/ ROBERT L. BAILEY (Robert L. Bailey)	Director	May 23, 2003

/s/ JUSTIN T. CHANG (Justin T. Chang)	Director	May 23, 2003

/s/ STEPHEN J. LUCZO (Stephen J. Luczo)	Director	May 23, 2003

/s/ DAVID J. ROUX (David J. Roux)	Director	May 23, 2003

(John W. Thompson)	Director

/s/ DONALD L. WAITE (Donald L. Waite)	Director	May 23, 2003

EXHIBIT INDEX

Exhibit
Number	Description

1.1*	Form of Underwriting Agreement
3.1(1)	Certificate of Incorporation of Registrant
3.1.1	Certificate of Incorporation of Registrant to be in effect after Annual Meeting of Stockholders
3.2(1)	Bylaws of Registrant, as amended and restated
3.2.1	Bylaws of Registrant to be in effect after Annual Meeting of Stockholders
4.1*	Form of Specimen Stock Certificate
4.2*	Form of Stockholders Agreement by and among Crystal Decisions, Inc., New SAC, Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P., SAC Investments, L.P., August Capital III, L.P., J.P. Morgan Partners, L.L.C., GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs Gmbtt, Stone Street Fund 2000 L.P., Bridge Street Special Opportunities Fund 2000, L.P., Staenbert Venture Partners II, L.P., Staenberg Seagate Partners, LLC, Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P. and the individuals listed therein to be in effect upon the effective time of the Registration Statement.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati
10.1(1)	1999 Stock Option Plan and form of Stock Option Agreement, as amended and restated
10.1.1(1)	1999 Stock Option Plan — Canadian Stock Option Agreement
10.1.2(1)	1999 Stock Option Plan — United Kingdom Sub-Plan, as amended and restated
10.1.3(7)	1999 Stock Option Plan, as Amended August 13, 2001
10.1.4(4)	1999 Stock Option Plan — French Sub-Plan.
10.2(1)	2000 Stock Option Plan and form of Stock Option Agreement, as amended and restated
10.3(1)	Seagate Technology, Inc. Employee Stock Purchase Plan, as amended and restated
10.4(1)	Intercompany Revolving Loan Agreement dated July 4, 2000 between the Registrant and Seagate Technology LLC
10.4.1(5)	Intercompany Revolving Loan Agreement dated July 4, 2001 between Crystal Decisions, Inc. and Seagate Technology LLC
10.5(1)	Form of Indemnification Agreement entered into between the Registrant, its affiliates and its directors and officers
10.5.1	Form of Amended and Restated Indemnification Agreement to be entered into between the Registrant and its directors and officers
10.6(1)	General Services Agreement dated June 28, 1997 between Seagate Software Holdings, Inc. and Seagate Technology, Inc.
10.6.1(2)	Management Services Agreement dated November 20, 2000 between Seagate Software Information Management Group Holdings, Inc. and Seagate Technology (US) Holdings, Inc.
10.6.2(2)	Corporate Services Agreement dated July 1, 2000 between Seagate Software Information Management Group Holdings, Inc. and Seagate Technology LLC
10.6.3(2)	Payroll Services Agreement dated July 14, 2000 between Seagate Software Information Management Group Holdings, Inc. and Seagate US LLC
10.7(1)	Tax Allocation Agreement dated April 4, 1996 between Seagate Software Holdings and Seagate Technology, Inc.
10.8(5)	Cross License and Original Equipment Manufacturing Agreement effective October 5, 1998 by and among Seagate Software Information Management Group, Inc., VERITAS Software Corporation and VERITAS Operating Corporation

Exhibit
Number	Description

10.8.1(1)	Amendment No. 1 to Cross License and OEM Agreement dated April 16, 1999
10.9(1)	Lease Agreement dated November 1, 1997 between No. 163 Cathedral Ventures Limited, Seagate Software Information Management Group, Inc. and Seagate Technology, Inc., as Guarantor
10.9.1(1)	Amendment to Lease agreement dated January 27, 1999
10.10(1)	Lease Agreement dated September 27, 1999 between Laurelton Investments Ltd., Seagate Software Information Management Group (Canada) Ltd. and Seagate Software, Inc.
10.10.1(5)	Amendment to Lease agreement dated June 22, 2000 between Laurelton Investments Ltd., Seagate Software Information Management Group (Canada) Ltd. and Seagate Software, Inc.
10.10.2(4)	Amended and Restated Lease Agreement dated February 28, 2002 between Laurelton Investments Ltd., Crystal Decisions, Corp. and Crystal Decisions, Inc.
10.11(1)	Lease agreement dated October 18, 1996 between Ravenseft Properties Limited and Holistic Systems Limited
10.11.1(1)	License to Underlet dated May 16, 2000 between Ravenseft Properties Limited, Blackwell Healthcare Communications Limited and Seagate Information Management Group Limited
10.11.2	Under lease agreement dated May 23, 2000 between Seagate Information Management Group Limited and Blackwell Healthcare Communications Limited
10.12(1)	Lease agreement dated June 22, 1998 between Allstate Insurance Company and Seagate Software, Inc.
10.13(1)	Sublease agreement dated June 18, 1999 between Bellsouth Mobility Inc. and Seagate Software Inc.
10.14(3)	Seagate Software Information Management Group (US), Inc. Software License Agreement between Seagate Software Information Management Group, Inc. and Seagate Technology
10.14.1(8)	Amendment No. 1 to the Software License Agreement, dated as of September 20, 2000, between Seagate Technology LLC and Crystal Decisions, Inc.
10.15(5)	Offer Letter dated as of July 20, 2000 by and between Seagate Software Information Management Group, Inc. and William G. Gibson
10.16(6)	Loan and Security agreement dated October 1, 2002 between Crystal Decisions, Inc. and Comerica Bank-California
10.16.1(6)	Addendum to Loan and Security Agreement entered into as of October 1, 2002 between Crystal Decisions, Inc. and Comerica Bank-California
10.17(6)	Offer Letter dated as of September 25, 2002 between Crystal Decisions, Inc. and Jonathan Judge
10.18	2002 Stock Option Plan
10.19	2002 Director Option Plan
10.20(9)	Shareholders Agreement, dated as of November 22, 2000, by and among New SAC, Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P., SAC Investments, L.P., August Capital III, L.P., Chase Equity Associates, L.P., GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 2000 L.P., Bridge Street Special Opportunities Fund 2000, L.P., Staenberg Venture Partners II, L.P., Staenberg Seagate Partners, LLC, Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P. and the individuals listed therein
10.21(10)	Management Shareholders Agreement, dated as of November 22, 2000, by and among New SAC and the Management Shareholders listed therein

Exhibit
Number	Description

10.22(11)	Indemnification Agreement, dated as of March 29, 2000, by and among VERITAS Software Corporation, Seagate Technology, Inc. and Suez Acquisition Company (Cayman) Limited
10.22.1(12)	Joinder Agreement to the Indemnification Agreement, dated as of November 22, 2000, by and among VERITAS Software Corporation, Seagate Technology, Inc. and the SAC Indemnitors listed therein, including Seagate Software Information Management Group Holdings, Inc.
10.22.2(13)	Consolidated Amendment to the Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent, dated as of August 29, 2000, by and among Suez Acquisition Company (Cayman) Limited, Seagate Technology, Inc., Seagate Software Holdings, Inc., VERITAS Software Corporation and Victory Merger Sub, Inc.
10.22.3(14)	Consolidated Amendment No. 2 to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent, dated as of October 18, 2000, by and among Suez Acquisition Company (Cayman) Limited, Seagate Technology, Inc., Seagate Software Holdings, Inc., VERITAS Software Corporation and Victory Merger Sub, Inc.
10.22.4(15)	Reimbursement Agreement, dated as of July 1, 2002, by and among New SAC and its subsidiaries party thereto, including Crystal Decisions, Inc.
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-10 to this Form S-1)

*	To be filed by amendment.

(1)	Incorporated by reference to the registrant’s Registration Statement on Form 10 filed on October 27, 2000 (File No. 000-31859).

(2)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended March 30, 2001.

(3)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended December 29, 2000.

(4)	Incorporated by reference to the registrant’s Annual Report on Form 10-K for the period ended June 28, 2002.

(5)	Incorporated by reference to the registrant’s Annual Report on Form 10-K for the period ended June 29, 2001.

(6)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended September 27, 2002.

(7)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended September 28, 2001.

(8)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended March 28, 2003.

(9)	Incorporated by reference to Exhibit 10.10 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(10)	Incorporated by reference to Exhibit 10.11 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(11)	Incorporated by reference to Exhibit 2.3 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(12)	Incorporated by reference to Exhibit 2.4 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(13)	Incorporated by reference to Exhibit 2.5 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(14)	Incorporated by reference to Exhibit 2.6 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on May 16, 2002.

(15)	Incorporated by reference to Exhibit 10.18 to amendment no. 10 to the registration statement on Form S-4 (reg. no. 333-88388) of Seagate Technology filed with the SEC on December 17, 2002.